April 24, 2007

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon Luk
simon.luk@hellerehrman.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main +852.2292.2000
Fax +852.2292.2200

21441.0001

PROCESSED
MAY 0 7 2007
THOMSON
FINANCIAL

SEC MAIL RECEIVED PROCESSING
MAY - 1 2007
WASH. D.C. 186 SECTION

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attention Filer Support
Mail Stop 1-4

07023205

SUPPL

Ladies and Gentlemen:

SEC FILE NO. 82-4031

Re: Pacific Andes International Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Pacific Andes International Holdings Limited (the "Company"), SEC File No. 82-4031, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement in relation to the issue of US$93 million 4% convertible bonds due 2012 by a subsidiary of the company, dated April 19, 2007, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on April 20, 2007;

(2) The Company's announcement regarding the appointment of an executive director, dated April 19, 2007, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on April 20, 2007;

(3) The Company's announcement regarding the voting results at special general meeting held on April 16, 2007, dated April 16, 2007, published (in

dw 5/4

English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on April 17, 2007;

(4) The Company's announcement regarding the delay in despatch of circular of (1) Major and connected transaction: proposed acquisition of 45% of the issued share capital of Super Investment Limited; (2) Proposed rights issue of the company on the basis of 1 rights share of the company for every 2 existing shares of the company; (3) Proposed rights issue of a subsidiary of the company on the basis of 1 rights share for 1 existing share; (4) Proposed issue of convertible bonds by a subsidiary of the company; and (5) Major transaction resulting from the deemed disposal of an interest in a subsidiary and delay in the expected timetable of PAIH rights issue, dated April 16, 2007, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on April 17, 2007;

(5) The Company's announcement regarding further delay in despatch of circular regarding the major transaction, dated April 2, 2007, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on April 3, 2007;

(6) The Company's announcement regarding the notice of special general meeting, dated March 30, 2007, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on March 30, 2007;

(7) The Company's announcement regarding (1) Major and connected transaction: proposed acquisition of 45% of the issued share capital of Super Investment Limited; (2) Proposed rights issue of the company on the basis of 1 rights share of the company for every 2 existing shares of the company; (3) Proposed rights issue of a subsidiary of the company on the basis of 1 rights share for 1 existing share; (4) Proposed issue of convertible bonds by a subsidiary of the company; (5) Material dilution in a major subsidiary; and (6) Major transaction resulting from the deemed disposal of the interest in a subsidiary, dated March 23, 2007, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on March 26, 2007;

(8) The Company's announcement regarding China Fishery Group Limited, the Singapore-listed subsidiary of the Company, published an announcement in Singapore on March 15, 2007, in relation to an acquisition of a Panamanian company by CFG PERU INVESTMENTS PTE. LTD. which is an indirect wholly-owned subsidiary of the Company, dated March 15, 2007, published

(in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on March 16, 2007;

(9) The Company's announcement regarding the unaudited results for the third quarter and nine months ended December 31, 2006 of Pacific Andes (Holdings) Ltd., dated February 14, 2007, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on February 15, 2007;

(10) The Company's announcement regarding the unaudited results for the year ended December 31, 2006 of China Fishery Group Limited, dated February 14, 2007, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on February 15, 2007;

(11) The Company's announcement regarding the placement of 29,000,000 new ordinary shares of US$0.10 each in the capital of a subsidiary of Pacific Andes International Holdings Ltd., dated January 31, 2007, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on February 1, 2007;

(12) The Company's announcement regarding the proposed placement of up to 29,000,000 new ordinary shares of US$0.10 each in the capital of a subsidiary of Pacific Andes International Holdings Ltd., dated January 24, 2007, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on January 25, 2007; and

(13) The Company's announcement regarding vessel operating agreement of a subsidiary of Pacific Andes International Holdings Ltd., dated January 24, 2007, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on January 25, 2007.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Pacific Andes International Holdings Limited

21441\0001\44sec.doc

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 1174)

ISSUE OF US$93 MILLION 4% CONVERTIBLE BONDS DUE 2012 BY A SUBSIDIARY OF THE COMPANY

The Company is pleased to announce that on 18 April 2007, the US$93 million (approximately HK$725 million) 4% convertible bonds due 2012 by PAH have been issued and such issuance has successfully closed.

PAH has on 18 April 2007 obtained in-principle approval of the SGX-ST for the listing and quotation of the Convertible Bonds and the new ordinary shares of S$0.20 each in the capital of the PAH to be issued pursuant to the conversion of the Convertible Bonds.

This announcement is made pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Reference is made to the announcement of the Company dated 23 March 2007, in relation to, *inter alia*, the proposed issuance of US$93 million (approximately HK$725 million) 4% convertible bonds due 2012 (the "**Convertible Bonds**") by Pacific Andes (Holdings) Limited ("**PAH**"), an indirect-non-wholly-owned subsidiary of the Company, convertible into new ordinary shares of S$0.20 each in the capital of PAH.

The Company is pleased to announce that on 18 April 2007, the Convertible Bonds have been issued and such issuance has successfully closed.

The initial conversion price of the Convertible Bonds is S$1.0813 (approximately HK$5.57), subject to adjustments in accordance with the terms and conditions of the Convertible Bonds. The conversion period commences at any time on and after 29 May 2007 up to the close of business on 8 April 2012, or if such Convertible Bonds shall have been called for redemption before 8 April 2012, then up to the close of business on a date no later than seven business days prior to the date fixed for redemption.

PAH has on 18 April 2007 obtained in-principle approval of the Singapore Exchange Securities Trading Limited ("**SGX-ST**") for the listing and quotation of the Convertible Bonds and the new ordinary shares of S$0.20 each in the capital of the PAH to be issued pursuant to the conversion of the Convertible Bonds ("**PAH New Shares**"). The approval in-principle from the SGX-ST is subject to, inter alia, the following:

(a) submission of an undertaking by PAH that the Convertible Bonds will be offered only to persons specified in Section 274 and 275 of the Securities and Futures Act (Chapter 289 of Singapore) (the "**SFA**") or such equivalent terms in the relevant jurisdictions where the Convertible Bonds are subscribed;

(b) submission of an undertaking by PAH that the Convertible Bonds will be traded in a minimum board lot size of not less than S$200,000 (approximately HK$1,030,000) or its equivalent in foreign currencies for so long as the Convertible Bonds are listed on the SGX-ST; and

(c) submission of a confirmation by PAH that the offering circular to be issued by PAH in relation to the Convertible Bonds contains all information that persons specified in Section 274 and 275 of the SFA (or such equivalent terms in the relevant jurisdictions where the Convertible Bonds are subscribed) would customarily expect to see in offering circulars or introductory documents for similar debt issues.

The SGX-ST's approval in-principle for the listing and quotation of the Convertible Bonds and the PAH New Shares is not to be taken as an indication of the merits of the Convertible Bonds, the PAH New Shares, PAH or its subsidiaries.

This announcement is made pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 19 April 2007

As at the date of this announcement, the executive directors of the Company are Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Lew V. Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

* *For identification purpose only*

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

（於百慕達註冊成立之有限公司）
（股份代號：1174）

本公司一家附屬公司發行
93,000,000美元4%於二零一二年到期的可換股債券

本公司謹此公佈，於二零零七年四月十八日，恩利控股發行93,000,000美元（約725,000,000港元）4%於二零一二年到期的可換股債券，而有關發行已順利結束。

恩利控股於二零零七年四月十八日獲新加坡交易所原則上批准可換股債券及因兑換可換股債券而發行的恩利控股每股面值0.20坡元普通股新股上市及報價。

本公佈乃根據香港聯合交易所有限公司證券上市規則第13.09(1)條刊發。

謹請參閱本公司於二零零七年三月二十三日就本公司間接非全資附屬公司太平洋恩利（控股）有限公司（「**恩利控股**」）建議發行93,000,000美元（約725,000,000港元）4%於二零一二年到期的可換股債券（「**可換股債券**」）刊發的公佈。可換股債券可兑換為恩利控股每股面值0.20坡元的普通股新股。

本公司謹此公佈，於二零零七年四月十八日，可換股債券經已發行，而有關發行已順利結束。

可換股債券的初步換股價為1.0813坡元（約5.57港元）（或會根據可換股債券的條款及條件調整）。兑換期由二零零七年五月二十九日至二零一二年四月八日辦公時間結束前任何時間，如二零一二年四月八日前已贖回可換股債券，則截至有關指定贖回日期前不少於七個營業日辦公時間結束前。

恩利控股於二零零七年四月十八日獲新加坡證券交易所有限公司（「**新加坡交易所**」）原則上批准可換股債券及因兑換可換股債券而發行的恩利控股每股面值0.20坡元普通股新股（「**恩利控股新股**」）上市及報價。新加坡交易所原則上給予的批准須待達成下列條件後，方可作實：

(a) 恩利控股承諾可換股債券僅會發售予新加坡法例第289章證券及期貨法（「**證券及期貨法**」）第274及275條或認購可換股債券所在有關司法權區的同等條款所列明的人士；

(b) 恩利控股承諾於可換股債券在新加坡交易所上市期間，可換股債券將以不少於200,000坡元（約1,030,000港元）或等額外幣的最低每手買賣單位買賣；及

(c) 恩利控股確認會刊發有關可換股債券的發售通函，載列證券及期貨法第274及275條（或認購可換股債券所在有關司法權區的同等條款）所列明的人士一般預期在同類債務發行的發售通函或介紹文件參閱的所有資料。

新加坡交易所原則上批准可換股債券及恩利控股新股上市及報價並不反映可換股債券、恩利控股新股、恩利控股或其附屬公司的價值。

本公佈乃根據香港聯合交易所有限公司證券上市規則第13.09(1)條刊發。

承董事會命
太平洋恩利國際控股有限公司*
公司秘書
鄭乃銘

香港，二零零七年四月十九日

於本公佈日期，本公司之執行董事為黃裕翔先生、鄭鳳英女士、黃裕桂先生、黃裕培先生、黃培圓女士及鄭乃銘先生，而本公司之獨立非執行董事則為劉嘉彥先生、郭琳廣先生及葉文俊先生。

* *僅供識別*

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 1174)

ANNOUNCEMENT

The Board is pleased to announce that Madam Teh Hong Eng, who has been an executive director of the Company, has been appointed as the Chairperson of the Company to succeed the late chairman Mr. Ng Swee Hong; and Mr. Ng Joo Siang, who has been the Managing Director of the Company, has been appointed as the Vice-Chairman of the Company; both with immediate effect.

By order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 19 April 2007

As at the date of this announcement, the executive directors of the Company are Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Lew V. Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

* *For identification purpose only*

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：1174)

公佈

董事會欣然宣佈，本公司之執行董事鄭鳳英女士已獲委任為本公司之主席，以繼承已故主席黃垂豐先生；另本公司之董事總經理黃裕翔先生則獲委任為本公司之副主席，即日生效。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

香港，二零零七年四月十九日

於本公佈日期，本公司之執行董事為黃裕翔先生、鄭鳳英女士、黃裕桂先生、黃裕培先生、黃培圓女士及鄭乃銘先生，而本公司之獨立非執行董事則為劉嘉彥先生、郭琳廣先生及葉文俊先生。

* *僅供識別*

SOUTH CHINA MORNING POST TUESDAY, APRIL 17, 2007

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 1174)

VOTING RESULTS AT SPECIAL GENERAL MEETING HELD ON 16 APRIL 2007

The Board is pleased to announce that at the Special General Meeting ("SGM") of Pacific Andes International Holdings Limited ("Company") held on 16 April 2007, the resolution proposed was duly passed.

Reference is made to the Company's circular dated 30 March 2007 (the "SGM Circular"). Unless otherwise defined, terms used herein shall have the same meanings as defined in the SGM Circular.

The Board is pleased to announce that at the SGM held on the 16 April 2007, the resolution set out in the notice of SGM was passed by the shareholders of the Company by show of hands.

By Order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 16 April 2007

As of the date of this announcement, the executive directors of the Company are Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Lew V Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

* *For identification purpose only*

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED

太平洋恩利國際控股有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：1174)

於二零零七年四月十六日舉行之股東特別大會之投票結果

董事會欣然宣佈，在太平洋恩利國際控股有限公司(「本公司」)於二零零七年四月十六日舉行之股東特別大會上，所提呈之決議案已獲正式通過。

茲提述本公司日期為二零零七年三月三十日之通函(「股東特別大會通函」)。除非另有界定，否則本公佈所用詞彙與股東特別大會通函所界定者具相同涵義。

董事會欣然宣佈，在本公司於二零零七年四月十六日舉行之股東特別大會上，股東特別大會通告所載之決議案已獲本公司股東以舉手形式通過。

承董事會命

太平洋恩利國際控股有限公司

公司秘書

鄭乃銘

香港，二零零七年四月十六日

於本公佈日期，本公司之執行董事為黃裕翔先生、鄭鳳英女士、黃裕桂先生、黃裕培先生、黃培圓女士及鄭乃銘先生，而本公司之獨立非執行董事則為劉嘉彥先生、郭琳廣先生及葉文俊先生。

** 僅供識別*

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 1174)

DELAY IN DESPATCH OF CIRCULAR REGARDING (1) MAJOR AND CONNECTED TRANSACTION: PROPOSED ACQUISITION OF 45% OF THE ISSUED SHARE CAPITAL OF SUPER INVESTMENT LIMITED; (2) PROPOSED RIGHTS ISSUE OF THE COMPANY ON THE BASIS OF 1 RIGHTS SHARE OF THE COMPANY FOR EVERY 2 EXISTING SHARES OF THE COMPANY; (3) PROPOSED RIGHTS ISSUE OF A SUBSIDIARY OF THE COMPANY ON THE BASIS OF 1 RIGHTS SHARE FOR 1 EXISTING SHARE; (4) PROPOSED ISSUE OF CONVERTIBLE BONDS BY A SUBSIDIARY OF THE COMPANY; AND (5) MAJOR TRANSACTION RESULTING FROM THE DEEMED DISPOSAL OF AN INTEREST IN A SUBSIDIARY AND DELAY IN THE EXPECTED TIMETABLE OF PAIH RIGHTS ISSUE

Reference is made to the announcement of the Company dated 23 March 2007 (the "**Announcement**") regarding (i) the major and connected transaction resulting from the proposed Acquisition; (ii) the proposed PAIH Rights Issue; (iii) the proposed PAH Rights Issue; (iv) the proposed PAH Convertible Bonds Issue; (v) the material dilution in PAH; and (vi) the Deemed Disposal. The despatch of the circular to the Shareholders regarding the proposed Acquisition, the proposed PAIH Rights Issue, the proposed PAH Rights Issue, the proposed PAH Convertible Bonds Issue and the Deemed Disposal (the "**Circular**") will be postponed. It is expected that the Circular will be despatched on or before 7 May 2007. As a result of the delay in despatch of the Circular, the expected timetable of the PAIH Rights Issue will be postponed.

Capitalised terms used in this announcement have the same meanings as defined in the Announcement.

Pursuant to the Listing Rules, the Circular, which will contain amongst other things, further information of Super Investment including its financial information should have been despatched to the Shareholders by the Company on or before 16 April 2007. As additional time is required by the reporting accountants of the Company to prepare the relevant financial information assuming completion of the Acquisition has taken place, the Company has applied to the Stock Exchange for an extension of time for the despatch of the Circular to 7 May 2007. It is expected that the Circular will be despatched to the Shareholders on or before 7 May 2007.

As a result of the delay in despatch of the Circular, the expected timetable of the proposed PAIH Rights Issue will be amended as follows:

	2007
Last day of dealings in the Shares on a cum-rights basis	14 May
Commencement of dealings in the Shares on an ex-rights basis	15 May
Latest time for lodging transfers of Shares to be entitled for the PAIH Rights Issue	4:00 p.m. on 16 May
Book close period to determine the entitlements under the PAIH Rights Issue (both dates inclusive)	17 May to 21 May
PAIH Record Date	21 May
Prospectus Documents to be posted	22 May
First day of dealings in nil-paid PAIH Rights Shares	25 May
Latest time for splitting nil-paid PAIH Rights Shares	4:00 p.m. on 29 May
Last day of dealings in nil-paid PAIH Rights Shares	1 June
Latest time for acceptance of the PAIH Rights Shares and payment	4:00 p.m. on 6 June
PAIH Underwriting Agreement becomes unconditional	4:00 p.m. on 8 June
Announcement of the results of the PAIH Rights Issue to be published	11 June
Refund cheques for wholly and partially unsuccessful excess applications to be posted	11 June
Shares certificates for the PAIH Rights Shares to be posted on or before	12 June

Note: Dealings in the fully-paid PAIH Rights Shares will commence as soon as the relevant Shareholders receive the share certificates for the PAIH Rights Shares.

The above timetable is indicative only. The Company will make further announcement if there are changes to the timetable.

By order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 16 April 2007

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：1174）

延遲寄發有關
(1)主要及關連交易：建議收購
SUPER INVESTMENT LIMITED之45%已發行股本；
(2)本公司建議進行供股
每持有2股本公司現有股份可獲發1股本公司供股股份；
(3)本公司附屬公司建議進行供股
每持有1股現有股份可獲發1股供股股份；
(4)本公司附屬公司建議發行可換股債券；及
(5)視為出售附屬公司權益的主要交易的通函
及押後太平洋恩利供股預期時間表

謹請參閱本公司於二零零七年三月二十三日有關(i)建議收購的主要及關連交易；(ii)建議太平洋恩利供股；(iii)建議恩利控股供股；(iv)建議恩利控股可換股債券發行；(v)重大攤薄所佔恩利控股的權益；及(vi)視為出售的公佈（「公佈」）。有關建議收購、建議太平洋恩利供股、建議恩利控股供股、建議恩利控股可換股債券發行及視為出售的通函（「通函」）將延遲寄發予股東。預期通函將於二零零七年五月七日或之前寄發。由於延遲寄發通函，故將押後太平洋恩利供股的預期時間表。

公佈所界訂詞語在本公佈中具有相同涵義。

根據上市規則，載有Super Investment其他資料（包括其財務資料）的通函須於二零零七年四月十六日或之前寄發予本公司股東。由於本公司申報會計師需要更多時間編製有關假設收購已完成的財務資料，本公司已向聯交所申請將通函寄發時間延遲至二零零七年五月七日。預期通函將於二零零七年五月七日或之前寄發予股東。

由於延遲寄發通函，故建議太平洋恩利供股的預期時間表修訂如下：

	二零零七年
買賣未除權股份之最後限期	五月十四日
開始買賣除權股份	五月十五日
遞交股份過戶文件以符合資格參與太平洋恩利供股之最後限期	五月十六日下午四時正
暫停辦理股東登記以釐定太平洋恩利供股配額之期間（包括首尾兩日）	五月十七日至五月二十一日
太平洋恩利記錄日期	五月二十一日
寄發章程文件	五月二十二日
買賣未繳股款太平洋恩利供股股份之首日	五月二十五日
分拆未繳股款太平洋恩利供股股份之最後限期	五月二十九日下午四時正
買賣未繳股款太平洋恩利供股股份之最後限期	六月一日
接納太平洋恩利供股股份及付款之最後限期	六月六日下午四時正
太平洋恩利包銷協議成為無條件	六月八日下午四時正
刊登太平洋恩利供股結果之公佈	六月十一日
寄發全部或部分不獲接納額外申請之退款支票	六月十一日
寄發太平洋恩利供股股份之股票	六月十二日或之前

附註： 繳足股款太平洋恩利供股股份將於有關股東接獲太平洋恩利供股股份之股票後開始買賣。

上述時間表僅供參考，如有任何修改，本公司將另行公佈。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

香港，二零零七年四月十六日

於本公佈日期，本公司之執行董事為黃裕翔先生、鄭鳳英女士、黃裕桂先生、黃裕培先生、黃培圓女士及鄭乃銘先生，而本公司之獨立非執行董事則為劉嘉彥先生、郭琳廣先生及葉文俊先生。

SOUTH CHINA MORNING POST TUESDAY, APRIL 3, 2007

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 1174)

FURTHER DELAY IN DESPATCH OF CIRCULAR REGARDING THE MAJOR TRANSACTION

Reference is made to the Announcements regarding the Acquisition of the Peruvian Companies. The despatch of the Circular to the Shareholders regarding the Acquisition of the Peruvian Companies will be further postponed. It is currently expected that the Circular will be despatched on or before 16 April 2007.

Reference is made to the announcements of the Company dated 14 June 2006, 8 September 2006, 18 October 2006 and 15 November 2006, respectively, regarding the Acquisition of the Peruvian Companies (collectively referred to as the "**Announcements**") and the announcements of the Company dated 5 July 2006, 4 August 2006, 29 September 2006, 15 November 2006 and 3 January 2007, respectively, regarding the delay in despatch of the Circular. Capitalised terms used in this announcement have the same meanings as defined or adopted in the Announcements.

Pursuant to Rule 14.38 of the Listing Rules, the Circular was required to have been despatched to the Shareholders by 5 July 2006, i.e. within 21 days after publication of the Company's announcement dated 14 June 2006. Applications were made to the Stock Exchange on 5 July 2006, 4 August 2006, 29 September 2006, 14 November 2006 and 3 January 2007, respectively, for extensions of time for the despatch of the Circular. Pursuant to the application made on 3 January 2007, the Company has applied for a further extension of time for the despatch of the Circular to on or before 31 March 2007.

The Board wishes to submit that the Peruvian team of the Company's reporting accountants, Deloitte Touche Tohmatsu ("**Deloitte-Peru**") has completed the audit work of the Peruvian Accounts since early March 2007. The Company was informed by the responsible Hong Kong team of Deloitte Touche Tohmatsu ("**Deloitte-HK**") that Deloitte Peru has completed reviewing and finalising the Peruvian Accounts and the Peruvian Accounts are only subject to internal clearance by Deloitte-Peru. The Company gathered from Deloitte-HK that the process for internal clearance of the Peruvian Accounts has, however, been prolonged unexpectedly because the audit work of the Peruvian Companies was conducted in a different way to meet the higher standards for compliance with the Listing Rules. The Peruvian Companies are private companies incorporated in Peru and according to Deloitte-HK, the Peruvian Accounts were all along prepared in accordance with the accounting standards applicable to Peruvian private companies. In preparing the Peruvian Accounts for inclusion in the Circular, Deloitte-Peru was required to fulfill the requirements set out in the Listing Rules regarding the financial information to be disclosed in the Circular, which are of a higher standard. Extra time therefore was required by Deloitte-Peru to confirm the Peruvian Accounts. Such delay was not within the expectation of the Company and Deloitte when they provided the time estimate in our previous submission to the Stock Exchange on 3 January 2007.

Since the only outstanding issue at this stage is the internal clearance and confirmation of the Peruvian Accounts by Deloitte-Peru. Deloitte-HK expects that the relevant confirmation from Deloitte-Peru can be obtained by 13 April 2007 and hence, bulk printing of the Circular can take place forthwith upon receipt of such confirmation. The Company currently expects that the Circular will be despatched on or before 16 April 2007.

By order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 2 April 2007

As at the date of this announcement, the executive directors of the Company are Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Lew V. Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

* *For identification purpose only*

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：1174)

進一步延遲寄發有關主要交易之通函

茲提述有關收購秘魯公司之該等公佈。有關收購秘魯公司之通函將進一步延遲寄交股東。現時預期通函將於二零零七年四月十六日或之前寄發。

茲提述本公司日期為二零零六年六月十四日、二零零六年九月八日、二零零六年十月十八日及二零零六年十一月十五日分別有關收購秘魯公司之公佈(下文統稱「該等公佈」)以及本公司日期為二零零六年七月五日、二零零六年八月四日、二零零六年九月二十九日、二零零六年十一月十五日及二零零七年一月三日分別有關延遲寄發通函之公佈。本公佈所用詞彙與該等公佈所界定或採用者具有相同涵義。

根據上市規則第14.38條，通函須於二零零六年七月五日前(即本公司於二零零六年六月十四日刊發公佈後21日內)寄發予股東。本公司已分別於二零零六年七月五日、二零零六年八月四日、二零零六年九月二十九日、二零零六年十一月十四日及二零零七年一月三日向聯交所申請延遲寄發通函之時間。根據於二零零七年一月三日作出之申請，本公司已申請再次延遲寄發通函之時間至二零零七年三月三十一日或之前。

董事會謹此呈遞，本公司申報會計師德勤•關黃陳方會計師行之秘魯團隊(「**Deloitte-Peru**」)於二零零七年三月初已完成秘魯公司賬目之審核工作。德勤•關黃陳方會計師行負責之香港團隊(「**Deloitte-HK**」)告知本公司，Deloitte-Peru已完成審閱及將完成秘魯公司賬目，而秘魯公司賬目僅待Deloitte-Peru進行內部結算便能作實。然而，本公司從Deloitte-HK方面得悉，就秘魯公司賬目所進行之內部結算程序意外地延長，此乃由於秘魯公司之審核工作須以不同方式進行，以達致較高標準，符合上市規則。秘魯公司為於秘魯註冊成立之私營公司。據Deloitte-HK表示，秘魯公司賬目一直根據適用於秘魯私營公司的會計準則編製。於編製以供載入通函內之秘魯公司賬目時，Deloitte-Peru須就將於通函內披露的財務資料符合上市規則所載規定，有關規定所要求的水準更高。因此，Deloitte-Peru需要額外時間以確認秘魯公司賬目。有關延遲出乎本公司及德勤於二零零七年一月三日即吾等上一次向聯交所遞交申請時德勤所作出估計之預期。

由於現階段唯一有待解決的問題是由Deloitte-Peru對秘魯公司賬目進行內部結算及確認，Deloitte-HK預期可於二零零七年四月十三日或之前取得Deloitte-Peru之相關確認，因此，於接獲該等確認後，該通函即能進行大量印製。本公司目前預期通函將於二零零七年四月十六日或之前寄發。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

香港，二零零七年四月二日

於本公佈日期，本公司之執行董事為黃裕翔先生、鄭鳳英女士、黃裕桂先生、黃裕培先生、黃培圓女士及鄭乃銘先生，而本公司之獨立非執行董事則為劉嘉彥先生、郭琳廣先生及葉文俊先生。

* *僅供識別*

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 1174)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting (the "**SGM**") of Pacific Andes International Holdings Limited (the "**Company**") will be held at Kennedy Room, 7th Floor, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Monday, 16 April 2007 at 10:00 a.m. to transact the following business, and if thought fit, passing the following resolution as ordinary resolution:

ORDINARY RESOLUTION

"**THAT** subject to the fulfilment of the conditions set out in the Convertible Bonds Subscription Agreement dated 20 March 2007 entered into between Pacific Andes (Holdings) Limited ("**PAH**"), an indirect non-wholly owned subsidiary of the Company, and The Hongkong and Shanghai Banking Corporation Limited ("**HSBC**") in respect of the issue by PAH of the convertible bonds in the aggregate principal amount of US$93 million (the "**Convertible Bonds**") (a copy of the Convertible Bonds Subscription Agreement having been produced to the SGM and marked "A" and initialled by the chairman of the SGM for the purpose of identification):

(i) the dilution of the equity interest held by the Company in PAH as a result of the full conversion of the Convertible Bonds into PAH Conversion Shares be and is hereby approved (the "**Material Dilution**"); and

(ii) any director of the Company be and is hereby generally and unconditionally authorised to do all such acts and things, to sign and execute all such further documents for an on behalf of the Company and to take all such steps as he/she may in his/her absolute discretion deemed necessary or expedient to give effect to or in connection with the Material Dilution or any other matters contemplated thereunder or ancillary thereto."

By order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 30 March 2007

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal place of business in Hong Kong:
Rooms 3201 – 3210
Hong Kong Plaza
188 Connaught Road West
Hong Kong

Notes:

1. Any member of the Company entitled to attend and vote at the SGM (or at any adjournment thereof) is entitled to appoint a proxy to attend and vote in his stead at the SGM and any such member who is a holder of 2 or more shares in the Company is entitled to appoint more than one proxy to attend and vote in his stead. A proxy need not be a member of the Company. A member may not appoint more than 2 proxies to attend on the same occasion.

2. To be valid, a form of proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power of attorney or authority must be deposited at the Company's branch share registrar in Hong Kong, Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for holding the SGM or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending and voting in person at the meeting or any adjourned meeting should you so wish.

As at the date of this announcement, the executive directors of the Company are Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Lew V. Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

* *For identification purpose only*

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：1174)

股東特別大會通告

茲通告太平洋恩利國際控股有限公司(「本公司」)謹訂於二零零七年四月十六日星期一上午十時正假座香港金鐘道88號太古廣場港麗酒店7樓景雅廳舉行股東特別大會(「股東特別大會」)，以考慮及酌情通過下列決議案為普通決議案：

普通決議案

「**動議**本公司間接非全資附屬公司太平洋恩利(控股)有限公司(「**恩利控股**」)與香港上海滙豐銀行有限公司(「**滙豐**」)就恩利控股發行本金總額93,000,000美元之可換股債券(「**可換股債券**」)所訂立日期為二零零七年三月二十日之可換股債券認購協議(註有「A」字樣之可換股債券認購協議副本已提呈股東特別大會，並由股東特別大會主席簽署，以資識別)所載條件獲達成的情況下：

(i) 謹此批准本公司持有的恩利控股股本權益，基於全面兑換可換股債券為恩利控股兑換股份而攤薄(「**重大攤薄**」)；及

(ii) 本公司任何董事謹此一般及無條件獲授權，全權酌情代表本公司就致使重大攤薄或當中訂明或附帶之任何其他事項生效或與此有關的事項，作出彼等認為必須及適宜的一切行動及事項以及簽署及簽訂所有其他文件與採取所有行動。」

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

二零零七年三月三十日

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港主要營業地點：
香港
干諾道西188號
香港商業中心
3201-3210室

附註：

1. 任何有權出席股東特別大會或其任何續會並於會上投票之本公司股東可委任一名代表代其出席股東特別大會及於會上投票，而持有本公司兩股或以上股份之股東則可委任一名以上代表代其出席及投票。受委代表毋須為本公司股東。每名股東不得委任超過兩名受委代表同時出席會議。

2. 代表委任表格連同簽署表格之授權書或其他授權文件(如有)或經公證人簽署證明之授權書或授權文件副本，最遲須於股東特別大會或其任何續會指定舉行時間48小時前交回本公司之香港股份過戶登記分處為秘書商業服務有限公司，地址為香港皇后大道東28號金鐘匯中心26樓，方為有效。填妥及交回代表委任表格後，閣下仍可依願親身出席大會或其任何續會，並於會上投票。

於本公佈日期，本公司之執行董事為黃裕翔先生、鄭鳳英女士、黃裕桂先生、黃裕培先生、黃培圓女士及鄭乃銘先生，而本公司之獨立非執行董事則為劉嘉彥先生、郭琳廣先生及葉文俊先生。

* *僅供識別*

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 1174)

(1) MAJOR AND CONNECTED TRANSACTION: PROPOSED ACQUISITION OF 45% OF THE ISSUED SHARE CAPITAL OF SUPER INVESTMENT LIMITED;
(2) PROPOSED RIGHTS ISSUE OF THE COMPANY ON THE BASIS OF 1 RIGHTS SHARE OF THE COMPANY FOR EVERY 2 EXISTING SHARES OF THE COMPANY;
(3) PROPOSED RIGHTS ISSUE OF A SUBSIDIARY OF THE COMPANY ON THE BASIS OF 1 RIGHTS SHARE FOR 1 EXISTING SHARES;
(4) PROPOSED ISSUE OF CONVERTIBLE BONDS BY A SUBSIDIARY OF THE COMPANY;
(5) MATERIAL DILUTION IN A MAJOR SUBSIDIARY; AND
(6) MAJOR TRANSACTION RESULTING FROM THE DEEMED DISPOSAL OF THE INTEREST IN A SUBSIDIARY

Underwriter of the Rights Issue of the Company and of PAH and Lead Manager of PAH Convertible Bonds Issue and Financial Advisor to the Company

HSBC

Proposed Acquisition

On 20 March 2007, Golden Target entered into the Sale and Purchase Agreement to acquire a 45% interest in Super Investment from Jade China at a consideration of US$356 million (approximately HK$2,777 million). Completion of the Sale and Purchase Agreement is conditional upon, amongst other things, PAH raising a total of no less than US$308 million (approximately HK$2,402 million) by way of (a) consummation of the PAH Rights Issue and the PAH Convertible Bonds Issue; (b) PAH generating fonds from its internal resources; (c) PAH raising finance by external resources; or (d) such other means as PAH may decide. The Consideration for the Sale Shares was arrived at through arm's length negotiation with reference to the market value of CFGL Shares which are the primary assets of Super Investment.

Although part of the Consideration is intended to be funded from the net proceeds of the PAH Convertible Bonds Issue, the completion of the Acquisition is not conditional on the consummation of the PAH Convertible Bonds Issue and the Acquisition is a transaction independent from the PAH Convertible Bonds Issue. Further the source of funding of the Acquisition is not conditional on the PAH Convertible Bonds Issue and PAH is expected to have sufficient funding to complete the Acquisition.

The Acquisition constitutes a major and connected transaction of the Company under the Listing Rules and is therefore subject to the approval by the Independent Shareholders.

Proposed PAIH Rights Issue

PAIH proposes to issue 600,863,876 PAIH Rights Shares at a price of HK$1.55 for each PAIH Rights Share by way of a rights issue on the basis of 1 PAIH Rights Shares for every 2 existing Shares held on the PAIH Record Date. PAIH Qualifying Shareholders are entitled to apply for excess PAIH Rights Shares not taken up in excess of their respective entitlements under the PAIH Rights Issue.

The PAIH Rights Issue is only available to the PAIH Qualifying Shareholders. To qualify for the PAIH Rights Issue, Shareholders must be registered as a member of the Company by the close of business on the PAIH Record Date. In order to be registered as a member of the Company on the PAIH Record Date, the Shareholders must lodge the relevant transfers of the Shares (with the relevant share certificates) with the Company's branch registrar, Secretaries Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong by 4:00 p.m. on 7 May 2007.

Pursuant to the irrevocable undertaking given by N.S. Hong in the PAIH Underwriting Agreement, N.S. Hong has irrevocably undertaken to take up all its entitlement under the PAIH Rights Issue (being 308,692,000 PAIH Rights Shares). HSBC has been appointed as the Underwriter under the PAIH Underwriting Agreement to fully underwrite such portion of the PAIH Rights Shares which are not undertaken to be taken up by N.S. Hong.

Proposed PAH Rights Issue

PAH proposes to issue up to 662,215,616 new PAH Shares at the issue price of S$0.52 for each PAH Rights Share on the basis of 1 PAH Rights Share for every 1 existing PAH Share held by the PAH Shareholders on the PAH Record Date. An application will be made to the SGX-ST for the listing and quotation of the PAH Rights Shares on the SGX-ST. PAH intends to raise approximately S$344 million (approximately HK$1,760 million) from the PAH Rights Issue. HSBC has been appointed the Lead Manager and Underwriter for PAH Rights Issue to fully underwrite such portion of the PAH Rights Shares which are not undertaken to be taken up by the Company.

As at the date of this announcement, the Company has irrevocably undertaken to HSBC to subscribe for 430,817,402 PAH Rights Shares, representing its full entitlement under the PAH Rights Issue.

Proposed Convertible Bonds Issue of PAH

PAH has entered into the Convertible Bonds Subscription Agreement on 20 March 2007 with HSBC in connection with the PAH Convertible Bonds Issue. Pursuant to the terms of the Convertible Bonds Subscription Agreement, HSBC has been appointed as the Lead Manager of the PAH Convertible Bonds Issue and PAH has agreed to issue, and HSBC has agreed to subscribe and pay for, or procure subscribers to subscribe and pay for the Convertible Bonds. The closing date of the PAH Convertible Bonds Issue is expected to be on or about 18 April 2007.

The holders of the Convertible Bonds may elect to exercise the conversion right under the Convertible Bonds at any time on or after 29 May 2007 up to the close of business on 8 April 2012 or if such Convertible Bond shall have been called for redemption before 8 April 2012, then up to the close of business on a date no later than seven days prior to the date fixed for redemption of the Convertible Bonds.

The PAH Convertible Bonds Issue is an independent transaction from, and is not conditional on, the Acquisition. The Acquisition remains subject to the approval of shareholders of PAH at a general meeting to be convened in Singapore while completion of the PAH Convertible Bonds Issue is not conditional on such approval. As such, the PAH Convertible Bond may proceed while the Acquisition does not.

The Deemed Disposal resulting in a Material Dilution in a Major Subsidiary and a Major Transaction

Assuming all the holders of the Convertible Bonds elect to convert all Convertible Bonds into new PAH Shares and assuming all the PAH Right Shares under the PAH Rights Issue are subscribed for, the Company's interest in PAH will decrease from approximately 65.1% to approximately 57.9%. The Company is therefore deemed to have disposed a 7.2% interest in PAH as a result of the PAH Convertible Bonds Issue. PAH will remain as a subsidiary of the Company after the Deemed Disposal and the financials of PAH and its subsidiaries will remain to be consolidated in the accounts of the Company after the Deemed Disposal.

As PAH is a major subsidiary of the Company under the Listing Rules, the Deemed Disposal constitutes a material dilution in a major subsidiary pursuant to Rule 13.36(1)(a) of the Listing Rules and it is therefore subject to the approval of the Shareholders in general meeting.

The Deemed Disposal also constitutes a possible major transaction of the Company under the Listing Rules. The major transaction arising from the Deemed Disposal is therefore subject to the approval by the Independent Shareholders.

As the PAH Convertible Bonds Issue is an independent transaction from, and is not conditional on, the Acquisition, the major transaction of Deemed Disposal and the material dilution in PAH arising as a result of the PAH Convertible Bonds Issue may eventuate even if the Acquisition does not proceed.

Listing Rules Implications

Pursuant to the Listing Rules, the Acquisition constitutes a major and connected transaction of the Company and is therefore subject to the approval by the Independent Shareholders. The Deemed Disposal also constitutes a major transaction and is therefore subject to the approval by the Independent Shareholders.

The Company is not aware that any Shareholder has any material interest in the Acquisition or the Deemed Disposal and as such no Shareholder will be required to abstain from voting on the resolutions approving the Acquisition and the Deemed Disposal. Further, N.S. Hong, which holds approximately 51.4% of the entire issued share capital of the Company as at the date of this announcement, has undertaken under to vote in favour of the Acquisition and the Deemed Disposal. Based on the information provided by the reporting accountants of the Company, the Directors do not expect the audited accounts of Super Investment for the three years ended 31 December 2006 will be qualified. As such, the Company may rely on Rule 14.44 and Rule 14A.43 of the Listing Rules to approve the Acquisition and the Deemed Disposal by way of written shareholders' approval. N.S. Hong has on the date of this announcement provided the Company with a written certificate to approve the Acquisition and the Deemed Disposal.

As regards the Deemed Disposal results in a material dilution in PAH, a major subsidiary of the Company, the Company will have to obtain approval from the Shareholders in general meeting under the Listing Rules. The Company is not aware that any Shareholder has any material interest in the Deemed Disposal and as such no Shareholder will be required to abstain from voting on the resolution approving the Deemed Disposal at the special general meeting. N.S. Hong has undertaken to HSBC to attend the special general meeting and will vote in favour of the resolution approving the Deemed Disposal.

As the PAH Convertible Bonds Issue is expected to close on or about 18 April 2007, the Company intends to despatch a circular in relation to the material dilution in PAH as a result of the Deemed Disposal on or about 4 April 2007. This circular will contain details of the material dilution in PAH, a major subsidiary of the Company, as a result of the Deemed Disposal and the PAH Convertible Bonds Issue and relevant information of the Acquisition, the PAIH Rights Issue and the PAH Rights Issue and the notice of the special general meeting to approve the Deemed Disposal.

A separate circular regarding the major and connected transaction resulting from the Acquisition, the PAIH Rights Issue and the major transaction resulting from the Deemed Disposal will be despatched as soon as practicable to the Shareholders containing details of, among other things, the Acquisition, the PAIH Rights Issue and the Deemed Disposal, the recommendation of the independent board committee of the Company to the Independent Shareholders in respect of the Acquisition and the letter of advice from the independent financial advisor in respect of the terms of the Acquisition.

... the Prospectus Documents containing information on the PAIH Rights Issue will be despatched to the PAIH Qualifying Shareholders and the prospectus for the PAIH Rights Issue will be

consideration of US$356 million (approximately HK$2,777 million).

The Sale and Purchase Agreement

Parties:

(i) Golden Target, an indirect non-wholly owned subsidiary of the Company, as the purchaser; and

(ii) Jade China, a company beneficially wholly-owned by Mr. Sung Yu Ching who is the managing director of CFGL, one of the founding shareholders of the predecessor of CFGL and a director of a number of subsidiaries of CFGL, as the vendor. Jade China is therefore a connected person of the Company. Mr. Sung Yu Ching confirmed that he and his associates do not have any interest in the share capital of the Company.

Golden Target is principally engaged in investments holding.

Jade China is principally engaged in investments holding.

Assets to be acquired

450 shares of US$1.00 each in the share capital of Super Investment representing 45% of the entire issued share capital of Super Investment.

Consideration

The Consideration for the acquisition of the 45% of the issued share capital of Super Investment is US$356 million (approximately HK$2,777 million) or its equivalent in either HK$ or S$ to be elected at the sole discretion by Golden Target (calculated at the prevailing market exchange rates immediately before the relevant payment date as quoted by HSBC), which shall be payable in the following manner:

(a) subject to the receipt by Golden Target of the transfer documents including, the instruments of transfer of the Sale Shares duly executed by Jade China and the share certificates in respect of the Sale Shares to be held in escrow pending the completion of the Acquisition, the sum of US$71.2 million (approximately HK$555.4 million), representing 20% of the Consideration (the "Deposit"), shall be payable by Golden Target to *Jade China on the* fifth Business Day after the condition set out in paragraph (i) of the section headed "Conditions Precedent" is fulfilled,

(b) the sum of US$231.4 million (approximately HK$1,804.9 million), representing 65% of the Consideration, shall be payable by Golden Target to Jade China upon completion of the Acquisition if such completion takes place on the Completion Date or such sum plus an amount of interest at the Interest Rate calculated from 1 July 2007 to the actual payment date in the event completion of the Acquisition takes place on the Postponed Completion Date; and

(c) the remaining balance of the consideration in the sum of US$53.4 million (approximately HK$416.5 million), representing 15% of the Consideration (together with interest at the Interest Rate calculated from the Completion Date or the Postponed Completion Date (as the case may be) to the actual payment date) shall be payable by Golden Target to Jade China on or before the second anniversary of completion of the Acquisition.

The Deposit is expected to be satisfied through the proceeds raised under the PAH Convertible Bonds Issue; the sum of US$231.4 million (approximately HK$1,804.9 million) referred to in item (b) above is expected to be satisfied primarily through the proceeds of the PAH Rights Issue as well as internal resources of PAH; and the sum of US$53.4 million (approximately HK$416.5 million) referred to in item (c) above is expected to be satisfied through internal resources of PAH and/or external bank financing.

The determination of the Consideration was arrived at after arm's length negotiation with reference to the market value of CFGL Shares and after taking into account the reasons set out under the section headed "Reasons for the Acquisition". As the Sale Shares effectively represent approximately 35.1% in the share capital of CFGL (i.e. 137,268,000 CFGL Shares), the Consideration is calculated based on a per CFGL Share value of S$3.962 each which represents:

(i) a discount of approximately 10.0% to the closing price of approximately S$4.400 per CFGL Share as quoted on the SGX-ST on 20 March 2007;

(ii) a discount of approximately 2.0% to the average closing price of approximately S$4.044 per CFGL Share as quoted on the SGX-ST for the last 5 full trading days inclusive of 20 March 2007;

(iii) A discount of approximately 0.7% to the average closing price of approximately S$3.988 per CFGL Share as quoted on the SGX-ST for the last 10 full trading days inclusive of 20 March 2007; and

(iv) a discount of approximately 9.4% to the average closing price of approximately S$4.372 per CFGL Share as quoted on the SGX-ST for the last 30 full trading days inclusive of 20 March 2007.

The Directors are of the view that the terms of the Sale and Purchase Agreement, including the Consideration are fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

Shareholding Structures

The following diagrams illustrate the shareholding structure of Super Investment (a) as at *the date of this announcement; (b) immediately after completion of* the Acquisition and completion of the PAH Rights Issue (assuming all the PAH Rights Shares are taken up on a pro rata basis by the PAH Qualifying Shareholders) and the PAIH Rights Issue (assuming all the PAIH Rights Shares are taken up on a pro rata basis by the PAIH Qualifying Shareholders); and (c) under the same circumstances as (b) above and assuming all the holders of the Convertible Bonds have exercised their conversion rights under the Convertible Bonds:

(a) Shareholding structure as at the date of this announcement:



N.S. Hong
51.4%
(Note 1)
Company
100.0%
Clamford Holding Limited
65.1%
PAH
Mr. Sung
100.0%
100.0%
Golden Target
Jade China
70.0%
48.1%
Zhonggang Fisheries
49.9%
2.0%
Super Investment
Public
78.0%
22.0%
CFGL
(Note 2)

* *For identification purpose only*

Notes:

2 *CFGL is an indirect non-wholly-owned subsidiary of the Company and the accounts of* CFGL and its subsidiaries are consolidated into the Company's accounts. The Company is indirectly interested in approximately 18.7% of the issued share capital of CFGL on an attributable basis as at the date of this announcement.

(b) Shareholding structure immediately after completion of the Acquisition and completion of the PAH Rights Issue (assuming all the PAH Rights Shares are taken up on a pro rata basis by the PAH Qualifying Shareholders) and the PAIH Rights Issue (assuming all the PAIH Rights Shares are taken up on a pro rata basis by the PAIH Qualifying Shareholders):



N.S. Hong
51.4%
Company
100.0%
Clamford Holding Limited
65.1%
PAH
Mr Sung
100.0%
100.0%
Golden Target
Jade China
70.0%
3.1%
Zhonggang Fisheries
49.9%
47.0%
Super Investment
Public
78.0%
22.0%
CFGL
(Note 1)

Note:

1 CFGL will remain as an indirect non-wholly-owned subsidiary of the Company and the accounts *of CFGL and its subsidiaries will continue to be consolidated into the* Company's accounts. Upon completion of the Acquisition, the Company will be interested in approximately 41.6% of the issued share capital of CFGL on an attributable basis.

(c) Shareholding structure under the same circumstances as (b) above and assuming all the holders of the Convertible Bonds have exercised their conversion rights under the Convertible Bonds:



N.S. Hong
51.4%
Company
100.0%
Clamford Holding Limited
Holders of the Convertible Bonds
57.9%
PAH
7.2%
100.0%
Mr Sung
Golden Target
100.0%
Jade China
70.0%
3.1%
Zhonggang Fisheries
49.9%
47.0%
Super Investment
Public
78.0%
22.0%
CFGL
(Note 1)

Note:

1. *CFGL will remain as an indirect non-wholly-owned subsidiary of the Company and the accounts of* CFGL and its subsidiaries will continue to be consolidated into the Company's accounts. Upon completion of the Acquisition, the Company will be interested in approximately 37.0% of the issued share capital of CFGL on an attributable basis.

Conditions Precedent

Completion of the Sale and Purchase Agreement is conditional upon fulfillment of the following conditions:

(i) PAH raising no less than US$88 million (approximately HK$686 million) by way of (a) consummation of the PAH Convertible Bonds Issue; (b) PAH generating funds from its internal resources; (c) PAH raising external bank financing; or (d) such other means as PAH may decide;

(ii) the passing of the relevant ordinary resolution by the shareholders of PAH at a general meeting to approve the Sale and Purchase Agreement and the transactions contemplated therein and the PAH Rights Issue in compliance with the Listing Manual;

(iii) the Independent Shareholders approving the Sale and Purchase Agreement and the transactions contemplated therein in compliance with the Listing Rules;

(iv) PAH raising no less than US$220 million (approximately HK$1,716 million) by way of (a) consummation of the PAH Rights Issue; (b) PAH generating funds from its internal resources, (c) PAH raising external bank financing; or (d) such other means as PAH may decide; and

(v) the warranties contained in the Sale and Purchase Agreement remaining true and accurate and not misleading at the completion of the Acquisition as given as of the date of the Sale and Purchase Agreement and as of the completion date of the Acquisition.

The condition set out in item (iii) above has been fulfilled on the date of this announcement. Golden Target may waive all or any of the above conditions at any time by notice in writing to Jade China save and except those required to be fulfilled by the Listing Rules or the Listing Manual.

Although part of the Consideration is intended to be funded from the net proceeds of the PAH Convertible Bonds Issue, the completion of and the source of funding of the Acquisition is not conditional on the consummation of the PAH Convertible Bonds Issue and the Acquisition is a transaction independent from the PAH Convertible Bonds Issue.

In the event any of the above conditions are not fulfilled or waived on or before 3 Business Days immediately prior to the date on which completion of the Acquisition takes place, Golden Target may elect either to (i) require Jade China to return the Deposit to it in cash, or (ii) transfer the interest in respect of 20% of the Sale Shares from Jade China to Golden Target by executing the relevant transfer documents which are held in escrow by Golden Target. In this event, the consideration for the transfer of 20% of the Sale Shares is the Deposit which is equivalent to 20% of the Consideration. Upon completion of the transfer of 20% of the Sale Shares, Golden Target will control a total of 45.9% in Super Investment and the Company's indirect attributable interest in CFGL will increase from approximately 18.7% to approximately 23.3% (assuming the PAH Rights Shares are all taken up on a pro rata basis and before any conversion of the Convertible Bonds). This option acts as a security for Golden Target in respect of the Deposit paid and protects Golden Target against the risk of Jade China not having sufficient cash to refund the Deposit to Golden Target. Further, the option enables Golden Target to elect to increase its stake in Super Investment and enjoy any upside in the trading prices of CFGL. Upon refund of the Deposit or the completion of the transfer of 20% of the Sale Shares, neither Jade China nor Golden Target is obligated to proceed with completion of the Acquisition.

Completion

Golden Target may elect either to complete the Acquisition on the Completion Date or the Postponed Completion Date.

Source of Funding

PAH intends to fund the Acquisition by way of funds raised under the PAH Rights Issue and the PAH Convertible Bonds Issue and by internal resources of PAH or by external bank financing. It is expected that the gross proceeds from the PAH Convertible Bonds Issue and the PAH Rights Issue will be approximately US$93 million (approximately HK$725 million) and US$226 million (approximately HK$1,760 million) respectively. It is intended that PAH will raise approximately US$37 million (approximately HK$289 million) from external bank financing. In the event the PAH Convertible Bond Issue does not proceed, PAH is expected to have sufficient funding to complete the Acquisition.

The Company has undertaken to subscribe for its entitlement from the PAH Rights Issue and intends to fund such subscription by funds raised under the PAIH Rights Issue and by internal resources of the Company or by external bank financing.

Details of the PAIH Rights Issue, the PAH Rights Issue and the PAH Convertible Bonds Issue are set out below under the section headed "PAIH Rights Issue", "PAH Rights Issue" and "PAH Convertible Bonds Issue" respectively.

Financial Information of Super Investment

Super Investment is a company incorporated in the Cayman Islands with limited liability on 13 June 2000 and is an indirect non-wholly-owned subsidiary of the Company. Its principal business activities include investments holding. Super Investment, holding 78% of the issued share capital of CFGL, is the controlling shareholder of CFGL. The financial results of CFGL are consolidated in the books of the Company before, and will continue to be consolidated immediately after, the Acquisition.

The unaudited consolidated financial information of Super Investment for the two years ended 31 December 2006 are as follows:

	Year Ended 31.12.2006 (unaudited)		Year Ended 31.12.2005 (unaudited)	
	US$'000	*HK$'000*	*US$'000*	*HK$'000*
Total assets	446,283	3,481,008	87,468	682,250
Non-current assets	245,651	1,916,078	39,724	309,847
Current assets	200,632	1,564,930	47,744	372,403
Total liabilities	312,999	2,441,393	42,232	329,409
Non-current liabilities	263,417	2,054,653	22,858	178,292
Current liabilities	49,582	386,740	19,374	151,117
Net assets	133,284	1,039,615	45,236	352,841
Net profit before taxation and extraordinary items	77,555	604,929	8,998	70,184
Net profit after taxation and extraordinary items	77,555	604,929	8,998	70,184

Reasons for the Acquisition

As set out in the shareholding structure above, Super Investment, direct holding 78% of the issued share capital of CFGL, is the controlling shareholder of CFGL. While CFGL is an indirect non-wholly-owned subsidiary of the Company, the Company's indirect attributable interest in CFGL is approximately 18.7% as at the date of this announcement. Upon completion of the Acquisition, the Company's attributable interest in CFGL will increase to approximately 41.6% (assuming the PAH Rights Shares and the PAIH Rights Shares are all taken up in the PAH Rights Issue and PAIH Rights Issue respectively before the conversion of the Convertible Bonds). The Directors believe that through the Acquisition, the Group will enjoy an enhanced growth in returns from its investment in CFGL.

Since the listing of CFGL on the SGX-ST, CFGL has undergone rapid development that further strengthened the Group's growth fundamentals. These developments include, principally, the significant expansion of its fishing capacity in the Pacific Ocean, as well as the acquisition of fishing and fishmeal processing operations in Peru. Leveraging on its synergies with the other businesses within the Group, CFGL achieved commendable earnings growth of 61% in the last financial year.

Accordingly, the market's valuation of CFGL has reflected a commensurate increase. As at 20 March 2007, trading price of CFGL Shares price has increased by 252.0% to S$4.40 since 25 January 2006. Similarly, its market capitalization has grown by 280.2% to S$1,720.6 million (approximately US$1,127.1 million or HK$8,791.4 million) for the same period.

To sum up, the Directors believe the strategic benefits of the Acquisition are:

(i) to streamline the Group's corporate structure by increasing the effective equity interest of the Company in CFGL;

(ii) to enhance earnings attributable to the Company by crystallising more of the value generated by CFGL, the fastest-growing business segment of the Group;

(iii) to achieve greater cross-leverage with the other businesses of the Group through further increased management control; and

(iv) to seize the opportunity to secure the value of the Sale Shares at an attractive price, at a stage where CFGL is at the cusp of a robust growth phase.

As such, the Directors are of the view that the terms of the Sale and Purchase Agreement, including the Consideration, are fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

Share Certificates

Subject to the fulfillment of the conditions of the PAIH Rights Issue, share certificates for all fully paid PAIH Rights Shares are expected to be posted on or before 4 June 2007.

Rights of Overseas Shareholders

If at the close of business on the PAIH Record Date, a Shareholder's address on the Company's register of members is in a place outside Hong Kong, that Shareholder may not be eligible to take part in the PAIH Rights Issue. Documents to be despatched in connection with the PAIH Rights Issue will not be registered under the applicable securities legislation of any jurisdiction other than Hong Kong.

The Board will make enquiries with lawyers in the relevant jurisdictions as to whether the issue of PAIH Rights Shares to the Overseas Shareholders may contravene the applicable securities legislation of the relevant jurisdictions or the requirements of the relevant regulatory body or stock exchange. If, after making such enquiry, the Board is of the opinion that it would be necessary or expedient, on account either of the legal restrictions under the laws of the relevant place or any requirement of the relevant regulatory body or stock exchange in that place, not to offer the PAIH Rights Shares to such Overseas Shareholders, no provisional allotment of nil-paid PAIH Rights Shares or allotment of fully-paid PAIH Rights Shares will be made to such Overseas Shareholders. In such circumstances, the PAIH Rights Issue will not be extended to the Excluded Shareholders.

The Company will send the PAIH Rights Issue prospectus to the Excluded Shareholders for their information only but will not send PALs or EAFs to the Excluded Shareholders. Based on the registered members of the Company as at 28 February 2007, the Shareholders have registered addresses in the People's Republic of China, Malaysia and Singapore other than Hong Kong and these Shareholders are holding, in an aggregate of, 0.07% of the issued share capital of the Company.

Application for excess PAIH Rights Shares

PAIH Qualifying Shareholders may apply for any unsold entitlements of the Excluded Shareholders and any PAIH Rights Shares provisionally allotted but not accepted by the PAIH Qualifying Shareholders or otherwise subscribed for by transferees of nil-paid PAIH Rights Shares. Application can be made by completing the EAF and lodging the same with remittance for the excess PAIH Rights Shares applied for. The Directors will allocate the excess PAIH Rights Shares at their discretion and on a fair and equitable basis.

The Company understands that N.S. Hong intends to apply for excess PAIH Rights Shares.

Conditions of the PAIH Rights Issue

Completion of the PAIH Rights Issue is conditional upon, among others, fulfillments of the following conditions:

(i) the obtaining of the Shareholders' approval of the Company approving the Acquisition in accordance with the Listing Rules by not later than the PAIH Record Date;

(ii) the PAIH Rights Shares be provisionally allotted by a resolution of the board of Directors of the Company on the terms set out in the Prospectus Documents to be Shareholders (other than the Excluded Shareholders);

(iii) the issue of a certificate of authorisation of registration under Section 342C of the Companies Ordinance and the delivery of a copy of each of the Prospectus Documents (duly signed by or on behalf of each of the Directors in accordance with Section 342C of the Companies Ordinance) and the registration of the Prospectus Documents together with any other documents required by applicable law to be annexed thereto with the Registrar of Companies in Hong Kong within two Business Days after the PAIH Record Date;

(iv) the posting of the Prospectus Documents to the Shareholders (other than the Excluded Shareholders) by 5:00 p.m. on a day falling on or before the second Business Day after the PAIH Record Date;

(v) the Listing Committee of the Stock Exchange granting or agreeing to grant (subject to allotment) listing of and permission to deal in, the PAIH Rights Shares, in their nil-paid and fully-paid forms, by not later than, in the case of PAIH Rights Shares in nil-paid form, the first day of dealings in nil-paid PAIH Rights Shares and, in the case of PAIH Rights Share in fully-paid form, the first day of dealing in fully-paid PAIH Rights Shares; and

(vi) the obligations of HSBC under the PAIH Underwriting Agreement becoming unconditional and not being terminated in accordance with the terms thereof before the latest time for termination.

Application for Listing

The Company will apply to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in the PAIH Rights Shares in both nil-paid and fully-paid forms. Nil-paid PAIH Rights Shares will be traded in the board lots of 1,000 Shares.

Dealings in the PAIH Rights Shares in their nil-paid and fully-paid forms will be subject to the payment of stamp duty in Hong Kong.

PAIH Underwriting Agreement

Date:	20 March 2007
Parties:	The Company, N.S. Hong and HSBC
Underwriter:	HSBC
Number of PAIH Rights Shares underwritten:	292,171,876

To the best knowledge of the Directors after making all reasonable enquiries, the Underwriter and its substantial shareholder and its controlling shareholder are not connected persons of the Company.

Conditions of HSBC's underwriting obligations

The underwriting obligations of HSBC under the PAIH Underwriting Agreement are conditional upon:

(i) the obtaining of the Shareholders' approval of the Company approving the Acquisition in accordance with the Listing Rules by not later than the PAIH Record Date;

(ii) permission to deal in and listing of all PAIH Rights Shares (in their nil-paid and fully-paid forms) being granted by the Stock Exchange by no later than two business days after the PAIH Record Date (and such permission not be withdrawn prior to the latest time for termination);

(iii) compliance by the Company with its obligations, among others, in relation to the publication of this announcement and a circular containing details of the Acquisition and the PAIH Rights Issue; and

(iv) compliance by N.S. Hong with its obligations under the PAIH Underwriting Agreement.

If any of the above conditions (which have not previously been waived by HSBC) are not fulfilled on or prior to the relevant date specified in the PAIH Underwriting Agreement or, if no such date is so specified or referred to, are not fulfilled on or prior to the latest time for termination (or, in any such case, such later date or dates as HSBC may agree with the Company in writing), save in respect of the conditions clause, the indemnity clause and save further that the Company will pay the fees and expenses specified in the PAIH Underwriting Agreement, the obligations of all parties under the PAIH Underwriting Agreement will terminate and no party will have any claim against any other provided that such termination shall be without prejudice to the rights of the parties in respect of any breach of the PAIH Underwriting Agreement occurring prior to such termination.

HSBC may at any time waive in writing any of the conditions set out above and such waiver may be subject to such terms and conditions as are determined by HSBC.

Termination of the PAIH Underwriting Agreement

If any of the termination events set out in the PAIH Underwriting Agreement occurs at any time prior to the latest time for termination, HSBC may by notice

Investment for the three years ended 31 December 2006 will be qualified. As such, the Company may on Rule 14.44 and Rule 14A 43 of the Listing Rules to approve the Acquisition and the Deemed Disposal by way of written shareholders' approval. N.S. Hong has on the date of this announcement provided the Company with a written certificate to approve the Acquisition and the Deemed Disposal.

Listing Manual Implications

As Golden Target is a wholly-owned subsidiary of PAH, a company whose shares are listed on the SGX-ST, the Acquisition also constitutes a major transaction of PAH under the Listing Manual and is therefore subject to the approval of the PAH Shareholders by the passing of the relevant resolutions in the PAH shareholders' meeting to be held on a date to be determined by the directors of PAH in accordance with the Listing Manual. The Company, being an indirect PAH Shareholder holding approximately 65.1% of the issued share capital of PAH as at the date of this announcement, intends to vote for the resolution approving the Acquisition.

PROPOSED PAIH RIGHTS ISSUE

The PAIH Rights Issue

Issue Statistics

Basis of PAIH Rights Issue:	1 PAIH Rights Share for every 2 existing Shares held on the PAIH Record Date
Existing issued share capital:	1,201,727,753 Shares
Existing authorised share capital:	4,000,000,000 Shares
Number of PAIH Rights Shares	600,863,876 Shares
PAIH Subscription Price	HK$1.55 for each PAIH Rights Share

As at the date of this announcement, no options have been issued under the Employees' Stock Option Scheme and the Employees' Share Award Scheme and the Company has no outstanding convertible securities, options or warrants in issue which confer any right to subscribe for or convert or exchange into the Shares.

Within 24 months from the date of this announcement, the Company has not raise any funds by way of rights issue or open offer.

The 600,863,876 PAIH Rights Shares represent approximately 50% of the existing issued share capital of the Company and approximately 33.33% of the issued share capital of the Company as enlarged by the PAIH Rights Issue. Based on the PAIH Subscription Price of HK$1.55 per PAIH Rights Share, the net proceeds to be raised by the Company from the PAIH Rights Issue is approximately HK$909.0 million after deduction of expenses including, among others, underwriting commission and professional fees.

Changes in shareholding structure of the Company arising from the PAIH Rights Issue

	As at the date of this announcement		Immediately after completion of the PAIH Rights Issue on the assumption as set out in Note 1		Immediately after completion of the PAIH Rights Issue on the assumption as set out in Note 2	
	No. of Shares	%	*No. of Shares*	%	*No. of Shares*	%
N.S. Hong	617,384,525	51.4	926,076,787	51.4	926,076,787	51.4
HSBC	0	0	0	0	292,171,614	16.2
Other Shareholders	584,343,228	48.6	876,514,842	48.6	584,343,228	32.4
Total	1,201,727,753	100.0	1,802,591,629	100.0	1,802,591,629	100.0

Notes

1. Assuming all Shareholders take up their respective provisional allotment of the PAIH Rights Shares in full
2. Assuming all Shareholders (save for N.S. Hong) do not take up any provisional allotment of the PAIH Rights Shares

PAIH Qualifying Shareholders

The Company will send PALs and EAFs to PAIH Qualifying Shareholders only.

To qualify for the PAIH Rights Issue, Shareholders must be registered as a member of the Company at the close of business on the PAIH Record Date. Shareholders having an address in Hong Kong on the register of members of the Company at the close of business on the PAIH Record Date are qualified for the PAIH Rights Issue. Shareholders having addresses outside Hong Kong on the register of members of the Company at the close of business on the PAIH Record Date are qualified for the PAIH Rights Issue, only if the Board, after making relevant enquiry with lawyers in the relevant jurisdictions, considers that the offer to these Shareholders would not contravene any legal restriction under the laws of the relevant place or any requirement of the relevant regulatory body or stock exchange in that place and such offer will not require any relevant registration.

Closure of Register of Members

The register of members of the Company will be closed from 8 May 2007 to 11 May 2007, both days inclusive. No transfer of the Shares will be registered during this period.

In order to be registered as a member of the Company on the PAIH Record Date, the Shareholders must lodge the relevant transfers of the Shares (with the relevant share certificates) with the Company's branch registrar, Secretaries Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong by 4:00 p.m. on 7 May 2007.

PAIH Rights Issue Subscription Price

HK$1.55 per PAIH Rights Share, payable in full when a PAIH Qualifying Shareholder accepts the provisional allotment of the PAIH Rights Shares or applies for excess PAIH Rights Shares or when a transferee of nil-paid PAIH Rights Shares applies for the relevant PAIH Rights Shares

The PAIH Subscription Price represents

(i) a discount of approximately 34.3% to the closing price of approximately HK$2.36 per Share as quoted on the Stock Exchange on 20 March 2007, being the last full trading day immediately before trading in the Shares was suspended pending the release of this announcement;

(ii) a discount of approximately 32.9% to the average closing price of approximately HK$2.31 per Share as quoted on the Stock Exchange for the last 10 full trading days up to and including 20 March 2007; and

(iii) a discount of approximately 25.8% to the theoretical ex-rights price of approximately HK$2.09 per Share, calculated on the basis of the closing price of HK$2.36 per Share on 20 March 2007.

The PAIH Subscription Price was arrived at with reference to the market price of the Shares under the prevailing market conditions. The Directors consider the terms of the PAIH Rights Issue are in the interest of the Company and the Shareholders as a whole.

Basis of Provisional Allotment

1 PAIH Rights Share in nil-paid form for every 2 existing Shares held by a PAIH Qualifying Shareholder on the PAIH Record Date. The board lot of the PAIH Rights Shares in nil-paid form will be 1,000 Shares.

Fraction of PAIH Rights Shares

Fractions of PAIH Rights Shares shall not be provisionally allotted and entitlements shall be rounded down to the nearest whole number. PAIH Rights Shares representing the aggregate of fractions of PAIH Rights Shares shall be provisionally allotted to HSBC's nominee and shall, to the extent practicable, be sold by HSBC or its nominee and the net proceeds of sale will be retained by the Company for its own benefit.

Status of the PAIH Rights Shares

When issued and fully paid, the PAIH Rights Shares will rank *pari passu* in all respects with the Shares then in issue. Holders of the fully-paid PAIH Rights Shares will be entitled to receive all future dividends and distributions which are declared, made or paid after the date of allotment and issue of the PAIH Rights Shares in their fully-paid form.

material breach has occurred;

(ii) any event occurs or matter arises, which, if it had occurred before the date of the PAIH Underwriting Agreement or before any of the dates or before any time on which the representations, warranties and undertakings are deemed to be given would have rendered any of those representations, warranties and undertakings untrue, incorrect, incomplete or misleading in any material respect, comes to the knowledge of HSBC;

(iii) any statement contained in the prospectus of the PAIH Rights Issues has become or been discovered to be untrue, incorrect, incomplete or misleading in any material respect;

(iv) matters have arisen or have been discovered which would, if the prospectus of the PAIH Rights Issue was issued at the time, constitute a material omission;

(v) the PAH Rights Issue has been terminated under the PAH Underwriting Agreement;

(vi) there is any adverse change in the business or in the financial or trading position or prospects of any member of the Group which, in the opinion of HSBC, and at its sole discretion, is material in the context of the issue of the PAIH Rights Shares; or

(vii) there has been occurred, happened, come into effect or become public knowledge any event, series of events or circumstances concerning or relating to (whether or not foreseeable), as determined by HSBC at its sole discretion: (a) any significant change in, or otherwise having a material adverse effect on, inter alia, social or economic conditions, the Group or the PAIH Rights Issue; (b) the declaration of a banking moratorium by Hong Kong or Singapore authorities; (c) any moratorium, suspension or material restriction on trading in shares or securities generally; (d) any material adverse change in conditions of local, national or international securities markets; (e) any suspension of trading in the Shares for a period of over 3 consecutive Business Days (other than as a result of announcing the PAIH Rights Issue); or (f) any new law or regulation or any change in existing laws or regulations which in the opinion of HSBC has or is likely to have a material adverse effect on the financial position of the Group as a whole.

If the Underwriter terminates or rescinds the PAIH Underwriting Agreement, the PAIH Rights Issue will not proceed. Save in respect of the termination clause, the indemnity clause and save further that the Company shall pay the fees and expenses specified in the PAIH Underwriting Agreement, the obligations of all parties under the PAIH Underwriting Agreement shall terminate and no party will have any claim against any other provided that such termination shall be without prejudice to the rights of the parties in respect of any breach of the PAIH Underwriting Agreement occurring prior to such termination. Further announcement will be made if the PAIH Underwriting Agreement is terminated by HSBC.

Irrevocable Undertaking given under the PAIH Rights Issue

Under the PAIH Underwriting Agreement, N.S. Hong has undertaken to HSBC that, for a period of six months from the date of the completion of the PAIH Rights Issue, it will not and will procure that none of its nominees and companies controlled by it (whether individually or together and whether directly or indirectly) will offer, lend, pledge, issue, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of (either conditionally or unconditionally, or directly or indirectly, or otherwise) any Shares (including the PAIH Rights Shares) or any interest therein beneficially owned or held by the N.S. Hong or any securities convertible into or exercisable or exchangeable for any such Shares or interests.

Mr. Cheng Nai Ming, a Director of the Company, has undertaken to HSBC that for the period commencing from the date of the PAIH Underwriting Agreement and ending on the date which is 90 days from the date of the completion of the PAIH Rights Issue, Mr. Cheng Nai Ming will not and will procure that none of his nominees and companies controlled by him (whether individually or together and whether directly or indirectly) will offer, lend, pledge, issue, sell, contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of (either conditionally or unconditionally, or directly or indirectly, or otherwise) any Shares (including the PAIH Rights Shares) or any interest therein beneficially owned or held by him or any securities convertible into or exercisable or exchangeable for or substantially similar to any such Shares or interests.

The Company has undertaken, and N.S. Hong has also undertaken, to HSBC to procure, that for the period from the date of the PAIH Underwriting Agreement and ending on the date which is six months from the date of the completion of the PAIH Rights Issue, the Company will not (except for the PAIH Rights Shares and save pursuant to: (a) the terms of any employee share option scheme of the Company; or (b) conversion of outstanding convertible bonds) allot or issue or offer or grant any option, right or warrant to subscribe (either conditionally or unconditionally, or directly or indirectly, or otherwise) any Shares or any interests in Shares or any securities convertible into or exercisable or exchangeable for or substantially similar to any bonds or other debt securities.

N.S. Hong has irrevocably undertaken to take up or procure to take up all its entitlement under the PAIH Rights Issue (being 308,692,000 PAIH Rights Shares)

Expected Timetable:

	2007
Last day of dealings in the Shares on a cum-rights basis	3 May
Commencement of dealings in the Shares on an ex-rights basis	4 May
Latest time for lodging transfers of Shares to be entitled for the PAIH Rights Issue	4.00 p.m. on 7 May
Book close period to determine the entitlements under the PAIH Rights Issue (both dates inclusive)	8 May – 11 May
PAIH Record Date	11 May
Prospectus Documents to be posted	14 May
First day of dealings in nil-paid PAIH Rights Shares	16 May
Latest time for splitting nil-paid PAIH Rights Shares	4.00 p.m. on 23 May
Last day of dealings in nil-paid PAIH Rights Shares	23 May
Latest time for acceptance of the PAIH Rights Shares and payment	4.00 p.m. on 29 May
PAIH Underwriting Agreement becomes unconditional	4.00 p.m. on 31 May
Announcement of the results of the PAIH Rights Issue to be published	4 June
Refund cheques for wholly and partially unsuccessful excess applications to be posted	4 June
Shares certificates for the PAIH Rights Shares to be posted on or before	4 June

The above timetable is indicative only. The Company will make further announcement if there are changes to the timetable.

Note: Dealings in the fully-paid PAIH Rights Shares will commence as soon as the relevant Shareholders receive the share certificates for the PAIH Rights Shares.

Warning of the risks of dealing in the Shares and the PAIH Rights Shares

Existing shares are expected to be dealt in on an ex-rights basis from 4 May 2007. The PAIH Rights Shares in their nil-paid form are expected to be dealt in from 16 May 2007 to 23 May 2007 (both days inclusive). If the Underwriter terminates the PAIH Underwriting Agreement, or the conditions of the PAIH Rights Issue are not fulfilled, the PAIH Rights Issue will not proceed.

Any Shareholder or other person contemplating selling or purchasing the Shares and/or the PAIH Rights Shares in their nil-paid forms during the aforesaid period who is in any doubt about his/her/its position is recommended to consult his/her/its professional adviser.

Any Shareholder or other person contemplating selling or purchasing the Shares and/or the PAIH Rights Shares up to the date when the conditions of the PAIH Rights Issue are fulfilled (which is expected to be 31 May 2007) will accordingly bear the risk that the PAIH Rights Issue could not become unconditional and may not proceed.

REASONS FOR THE PAIH RIGHTS ISSUE AND USE OF PROCEEDS

The purpose of the PAIH Rights Issue is to enable the Company to raise sufficient funding to subscribe for its entitlement under the PAH Rights Issue.

In addition, the Directors consider that the PAIH Rights Issue will significantly enlarge the Company's equity base, providing a foundation on which the Company may expand its business in the future. It is also expected to alleviate the significant conglomerate discount of the Shares, relative to the underlying value of its holdings in PAH and CFGL, through increasing liquidity and market capitalisation.

PROPOSED PAH RIGHTS ISSUE

The PAH Rights Issue involves the issue of up to 662,215,616 new PAH Shares at a price of S$0.52 for each PAH Rights Share. An application will be made to the SGX-ST for the listing and quotation of the PAH Rights Shares on the SGX-ST. PAH expects to raise a minimum of S$344 million (approximately HK$1,760 million) from the PAH Rights Issue.

PAH entered into the PAH Underwriting Agreement on 20 March 2007 with HSBC, under which HSBC has been appointed the Lead Manager for the PAH Rights Issue and Underwriter for the portion of the PAH Rights Issue not underwritten by the Company.

Proposed principal terms for the PAH Rights Issue

The PAH Rights Issue is proposed to be offered on a renounceable basis to the shareholders of PAH on the basis of one (1) PAH Rights Share for each PAH Share held by PAH Shareholders on the PAH Record Date.

Fractional entitlements to any PAH Rights Share will be disregarded and will be aggregated and allocated to satisfy excess applications (if any) or disposed of in such manner as the directors of PAH in their absolute discretion deem fit, in the interest of PAH.

The issue price of S$0.52 for each PAH Rights Share represents a discount of approximately 39.9% over the last transacted price of S$0.865 per PAH Share on the SGX-ST on 20 March 2007, being the date of the Sale and Purchase Agreement.

The PAH Rights Shares are payable in full upon acceptance and/or application. The PAH Rights Shares, when allotted and issued, will rank pari passu in all respects with the then existing PAH Shares, save for any entitlements, distributions, dividends or rights (if any), the record date for which falls before the date of issue of the PAH Rights Shares.

The Qualifying PAH Shareholders are at liberty to accept, decline or otherwise renounce or trade their provisional allotments of PAH Rights Shares and will be eligible to apply for additional PAH Rights Shares in excess of their provisional allotments under the PAH Rights Issue. Provisional allotments that are not taken up or allotted for any reason shall be allotted in such manner as the directors of PAH may, in their absolute discretion, deem fit for the benefit of PAH.

The Company being an indirect PAH Shareholder beneficially holding approximately 65.1% of the total issued share capital of PAH as at the date of this announcement intends to vote in favour of the resolution approving the PAH Rights Issue. Subject to approval from PAH Shareholders, the terms and conditions of the PAH Rights Issue are subject to such changes as the directors of PAH may deem fit. The final terms and conditions of the PAH Rights Issue will be contained in the Offer Information Statement to be despatched by PAH to the PAH Shareholders in due course.

Irrevocable Undertakings given under the PAH Rights Issue

As at the date of this announcement, the Company has irrevocably undertaken procure Clamford Holding Limited to subscribe and Clamford Holding Limited has irrevocably undertaken to subscribe for 430,817,402 PAH Rights Shares, representing its full entitlement under the PAH Rights Issue. The Company intends to fund this subscription from funds raised under the PAIH Rights Issue and internal resources of the Company and/or external bank financing.

On 20 March 2007, the Company has irrevocably undertaken to HSBC to, *inter alia*:

(a) subscribe for 430,817,402 PAH Rights Shares, representing its full entitlement under the PAH Rights Issue; and

(b) not offer, sell, pledge or otherwise dispose of any PAH Shares or securities issued by PAH or its interests in PAH Shares and securities issued by PAH during the period commencing from 20 March 2007 and ending on the date which is 180 days from the date of completion of the PAH Rights Issue ("Relevant Period").

PAH has also irrevocably undertaken to HSBC to, *inter alia*:

(a) not allot or issue or grant directly or indirectly PAH Shares or interests in PAH Shares during the Relevant Period save for such PAH Shares pursuant to the PAH Convertible Bonds Issue and the PAH Rights Issue during the Relevant Period;

(b) not offer, sell, pledge or otherwise dispose of any CFGL Shares or any interests in CFGL Shares during the Relevant Period;

(c) save for the issue of the Convertible Bonds, not issue or offer to issue or grant any option, right or warrant to subscribe for any bonds or securities during the period from 20 March 2007 and ending on date of the completion of the PAH Rights Issue ("PAH Rights Issue Period"); and

(d) procure that CFGL will not, save in certain circumstances, allot or issue or offer to allot or issue or grant any option, right or warrant to subscribe for any CFGL Shares or interests in CFGL Shares during the PAH Rights Issue Period.

PROPOSED PAH CONVERTIBLE BONDS ISSUE

The principal terms of the PAH Convertible Bonds Issue include, *inter alia*:

Issue Size :	US$93,000,000
Interest rate :	4%, semi-annually in arrear
Yield to Maturity :	6.75%
Initial Conversion Price :	S$1.0813
Adjusted Conversion Price :	S$0.8656
Conversion Premium :	25.0%
Conversion Period :	At any time on or after 29 May 2007 up to the close of business on 8 April 2012 or if such Convertible Bond shall have been called for redemption before 8 April 2012, then up to the close of business on a date no later than seven (7) business days prior to the date fixed for redemption thereof
Redemption Price :	116.04%
Final Redemption Date :	18 April 2012

On 20 March 2007, PAH and HSBC entered into the Convertible Bonds Subscription Agreement. Under the Convertible Bonds Subscription Agreement, HSBC has been appointed the Lead Manager of the PAH Convertible Bonds Issue and will subscribe and pay for or procure subscribers to subscribe and pay for the Convertible Bonds. The obligations of HSBC to subscribe and pay for the Convertible Bonds are subject to certain conditions, including *inter alia*:

(a) the approval of SGX-ST for the listing of the Convertible Bonds; and

LISTING RULES IMPLICATIONS

Pursuant to the Listing Rules, the Acquisition constitutes a major and connected transaction of the Company and is therefore subject to the approval by the Independent Shareholders. The Deemed Disposal constitutes a major transaction of the Company under the Listing Rules and is therefore also subject to the approval by the Independent Shareholders. The Company is not aware that any Shareholder has any material interest in the Acquisition or the Deemed Disposal and as such no Shareholder will be required to abstain from voting on the resolution approving the Acquisition. Further, N.S. Hong, which holds 51.4% of the entire issued share capital of the Company as at the date of this announcement has undertaken to vote in favour of the Acquisition and the Deemed Disposal. Based on the information provided by the reporting accountants of the Company, the Directors do not expect the audited accounts of Super Investment for the three years ended 31 December 2006 will be qualified. As such, the Company may rely on Rule 14.44 and Rule 14A.43 of the Listing Rules to approve the Acquisition and the Deemed Disposal by way of written shareholders' approval. N.S. Hong has on the date of this announcement provided the Company with a written certificate to approve the Acquisition and the Deemed Disposal.

As regards the material dilution in PAH, a major subsidiary of the Company, arising as a result of the Deemed Disposal, the Company will have to obtain approval from the Shareholders in general meeting under the Listing Rules. The Company is not aware that any Shareholder has any material interest in the Deemed Disposal and as such no Shareholder will be required to abstain from voting on the resolution approving the Deemed Disposal at the special general meeting. N.S. Hong has undertaken to HSBC to attend the special general meeting and will vote in favour of the resolution approving the Deemed Disposal. An independent board committee will be established to consider the terms of the Acquisition and the Deemed Disposal and to advise and make recommendation to the Independent Shareholders as regards the voting of the Acquisition and the Deemed Disposal. An independent financial advisor will be appointed to advise the independent board committee and the Independent Shareholders on the Acquisition.

GENERAL

As the PAH Convertible Bonds Issue is expected to close on or about 18 April 2007, the Company intends to despatch a circular in relation to the material dilution in PAH as a result of the Deemed Disposal on or about 4 April 2007. This circular will contain details of the material dilution in PAH, a major subsidiary of the Company, arising as a result of the Deemed Disposal and the PAH Convertible Bonds Issue and relevant information of the Acquisition, the PAIH Rights Issue and the PAH Rights Issue and the notice of the special general meeting to approve the Deemed Disposal.

A separate circular regarding the major and connected transaction resulting from the Acquisition, the PAIH Rights Issue and the major transaction resulting from the Deemed Disposal will be despatched as soon as practicable to the Shareholders containing details of, among other things, the Acquisition, the PAIH Rights Issue and the Deemed Disposal, the recommendation of the independent board committee of the Company to the Independent Shareholders in respect of the Acquisition, the letter of advice from the independent financial adviser in respect of the terms of the Acquisition.

Subject to the shareholders of PAH in accordance with SGX-ST Listing Rules, the Prospectus Documents containing information on the PAIH Rights Issue will be despatched to the PAIH Qualifying Shareholders and the prospectus for the PAIH Rights Issue will be despatched to the Excluded Shareholders for their information as soon as practicable.

SUSPENSION AND RESUMPTION OF TRADING

Trading in the Shares on the Stock Exchange was suspended from 9:30 a.m. on Wednesday, 21 March 2007 pending release of this announcement. Application has been made to the Stock Exchange for resumption of trading in the Shares with effect from 9:30 a.m. on Monday, 26 March 2007.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise.

"Acquisition"	the proposed acquisition of a 45% interest in Super Investment by Golden Target from Jade China pursuant to the terms and conditions of the Sale and Purchase Agreement
"Business Day"	any date (other than Saturday or Sunday or any public holiday in Hong Kong or in Singapore) on which banks are open for business in Hong Kong and in Singapore throughout their normal business hours
"CFGL"	China Fishery Group Limited, a company incorporated in the Cayman Islands, the shares of which are listed on the SGX-ST, and an indirect non-wholly-owned subsidiary of the Company
"CFGL Shares"	shares of par value of US$0.10 in the share capital of CFGL
"Company" or "PAIH"	Pacific Andes International Holdings Limited, a company incorporated in Bermuda whose registered office is at Canon's Court, 22 Victoria St., Hamilton HM12, Bermuda and whose shares are listed on the Stock Exchange
"Completion Date"	any Business Day during the period commencing at the date when all the conditions precedent to the Sale and Purchase Agreement are fulfilled or waived and on or before 1 July 2007 as Golden Target may decide by serving a written notice to Jade China at least 3 Business Days immediately before such date
"Consideration"	the consideration payable under the Sale and Purchase Agreement
"Convertible Bonds"	convertible bonds up to an aggregate principal amount of US$93 million (approximately HK$725 million), 4% semi-annually in arrear convertible bonds due 2012 and convertible into fully-paid PAH Shares
"Convertible Bonds Subscription Agreement"	the subscription agreement dated 20 March 2007 entered into between PAH and HSBC in relation to the Convertible Bonds
"Deemed Disposal"	the decrease in the Company's interest in PAH from approximately 65.1% to approximately 57.9% as a result of the issue of new PAH Shares by PAH assuming all the holders of the Convertible Bonds elect to convert the entire Convertible Bonds into new PAH Shares and assuming all the PAH Qualifying Shareholders subscribe for their pro rata entitlements under the PAH Rights Issue
"Deposit"	has the meaning as defined in paragraph (a) under the heading "Consideration" of this announcement
"Directors"	directors of the Company
"EAFs"	forms of application for excess PAIH Rights Shares proposed to be issued to the PAIH Qualifying Shareholders
"Employees' Share Award Scheme"	the share award plan adopted by the Company on 28 October 2006
"Employees' Stock Option Scheme"	the share option scheme approved by the Shareholders on 9 September 2004 which will be expired on 8 September 2014
"Excluded Shareholders"	the Overseas Shareholders whom the Directors, after making relevant enquiry, consider their exclusion from the PAIH Rights Issue to be necessary or expedient on account either of the legal restrictions under the laws of the relevant place or the requirements of the relevant regulatory body or stock exchange in that place
"Golden Target"	Golden Target Pacific Limited, a company incorporated in the British Virgin Islands whose registered office is at Omar Hodge Building, Wickhams Cay I, P.O. Box 362, Road Town, Tortola, British Virgin Islands, an indirect non-wholly-owned subsidiary of the Company
"Group"	the Company and its subsidiaries

Period"), without the prior written consent of HSBC (such consent not to be unreasonably [illegible]) [illegible] or otherwise dispose of PAH Shares or securities issued by PAH.

As stated above, the PAH Convertible Bonds Issue is an independent transaction from, and is not conditional on, the Acquisition. The Acquisition remains subject to the approval of shareholders of PAH at a general meeting to be convened in Singapore while completion of the PAH Convertible Bonds Issue is not conditional on such approval. As such, the PAH Convertible Bond may proceed while the Acquisition does not.

The estimated net proceeds from the PAH Convertible Bonds Issue are approximately US$90 million (approximately HK$702 million). It is intended that the proceeds will be used to fund the payment of the Deposit under the Acquisition. In the event the Acquisition does not proceed, PAH may use the proceeds from the PAH Convertible Bonds Issue for its general working capital or apply the same to acquire 20% of the Sale Shares as provided under the Sale and Purchase Agreement. PAH will issue the Conversion Shares under the general mandate granted by the PAH Shareholders on 27 July 2006.

The table below sets out the changes in the Company's shareholdings in PAH at various stages of the PAH Convertible Bonds Issue and PAH Rights Issue:

	A) As at the date of this Announcement	B) After closing of the Convertible Bonds and assuming all holders of the Convertible Bonds exercise their conversion rights under the Convertible Bonds	C) Same as B) column and after completion of the PAH Rights Issue and assuming all PAH Qualifying Shareholders have taken up their pro rata entitlements under the PAH Rights Issue
No. of PAH Shares held by the Company	430,817,402	430,817,402	861,634,804
Conversion Shares	–	131,290,576	164,007,047
Total issued share capital of PAH	662,215,616	793,506,192	1,488,438,279
Percentage Shareholding in PAH held by the Company	65.1%	54.3%	57.9%

Pursuant to the terms of the Convertible Bonds Subscription Agreement, PAH has given an undertaking that save in certain circumstances, neither it nor any of its subsidiaries or other affiliates over which they exercise management or voting control, nor any person acting on its or their behalf will, for a period from the date of the Convertible Bonds Subscription Agreement until 90 days after Closing Date, without the prior written consent of HSBC (such consent not to be unreasonably withheld), *inter alia* issue, offer, sell, contract to sell, pledge or otherwise dispose of PAH Shares or securities issued by PAH.

It is expected that an offering circular in relation to the Convertible Bonds (**"Offering Circular"**) will be made available to selected potential institutional investors in April 2007.

The Convertible Bonds will be designated for trading in April 2007. PAH will apply to list the Convertible Bonds on the SGX-ST and will announce the outcome of its application in due course. PAH will also apply for the listing of such new PAH Shares to be issued upon conversion of the Convertible Bonds.

The closing date (**"Closing Date"**) of the Convertible Bonds Issue is expected to be on or about 18 April 2007.

REASONS FOR THE PAH CONVERTIBLE BONDS ISSUE AND THE PAH RIGHTS ISSUE

The Directors consider that the PAH Rights Issue, the PAIH Rights Issue and the PAH Convertible Bonds Issue are instrumental in paving the way for the Group's future growth. Collectively, these issues are expected to increase both the liquidity as well as the capital base of the Group.

The PAH Rights Issue and the PAIH Rights Issue will significantly enlarge the Company's equity base, providing a foundation on which the Group may expand its business in future. It is also expected to alleviate the significant conglomerate discount of both the PAH Shares and the Shares, relative to the underlying value of the respective companies, through increasing liquidity and market capitalisation.

On the other hand, the PAH Convertible Bonds Issue will minimise equity dilution for the shareholders of PAH (and hence the Company's shareholding in PAH). As the PAH Convertible Bonds Issue can be completed within a short timeframe, this enables the Group to pay the Deposit as a means of securing Jade China's commitment to sell the Sale Shares at the Consideration.

The Board considers that the Acquisition and the further enlargement in the capital bases of both the Company and PAH will continue to accelerate the Group's growth as one of the most uniquely positioned integrated seafood conglomerates in the world.

FURTHER PARTICULARS OF THE PAH RIGHTS ISSUE AND THE PAH CONVERTIBLE BONDS ISSUE

Further particulars of the PAH Rights Issue and the PAH Convertible Bonds Issue are set out in the announcement made by PAH on the same date of this announcement. Such PAH announcement can be accessed via the Internet at http://www.sgx.com.

PROSPECT OF THE GROUP AFTER THE ACQUISITION, THE PAH CONVERTIBLE BONDS ISSUE, THE PAH RIGHTS ISSUE AND THE PAIH RIGHTS ISSUE

CFGL will continue to be positioned and focused on the upstream fishing resources.

PAH will continue to position and focus itself as one of the largest player in the provision of fishing transportation, logistics and trading business of frozen fish into the People's Republic of China.

For the Company, in addition to its interest in PAH and CFGL, and with the Qingdao fish processing plant under construction, it will continue to be the Group's flagship in leading downstream frozen fish processing company in the People's Republic of China and globally.

For the Group, the Acquisition and the increase in the capital base of each of the Company and PAH continue to accelerate the Group as one of the most unique and fully integrated upstream and downstream fishing company in the world.

The Directors are of the view that the terms of the Acquisition, the PAH Rights Issue, the PAIH Rights Issue and the PAH Convertible Bonds Issue are in the best interests of the Company and the Shareholders as a whole.

DEEMED DISPOSAL RESULTING IN A MATERIAL DILUTION IN A MAJOR SUBSIDIARY AND A MAJOR TRANSACTION

Assuming all the holders of the Convertible Bonds elect to convert all Convertible Bonds into new PAH Shares and assuming all the PAH Rights Shares under the PAH Rights Issue are subscribed for, the Company's interest in PAH will decrease from approximately 65.1% to approximately 57.9%. The Company is therefore deemed to have disposed a 7.2% interest in PAH as a result of the PAH Convertible Bonds Issue. PAH will remain as a subsidiary of the Company after the Deemed Disposal and the financials of PAH and its subsidiaries will remain to be consolidated in the accounts of the Company after the Deemed Disposal.

As PAH is a major subsidiary of the Company under the Listing Rules, the Deemed Disposal constitutes a material dilution in a major subsidiary pursuant to Rule 13.36(1)(a) of the Listing Rules and it is therefore subject to the approval of the Shareholders in general meeting.

The Deemed Disposal also constitutes a major transaction of the Company under the Listing Rules. The major transaction arising from the Deemed Disposal is therefore subject to the approval by the Independent Shareholders.

As the PAH Convertible Bonds Issue is an independent transaction from, and is not conditional on, the Acquisition, the major transaction of Deemed Disposal and the material dilution in PAH arising as a result of the PAH Convertible Bonds Issue may eventuate even if the Acquisition does not proceed.

"Interest Rate"	an interest rate of 2% less than LIBOR
"Jade China"	Jade China Investments Limited, a company incorporated in Samoa whose registered office is at Offshore Chambers, P.O. Box 217, Apia, Samoa, a wholly-owned subsidiary of Mr Sung Yu Ching
"LIBOR"	the rate appearing on Reuters screen page "LIBOR" in US$ for the relevant period as at 11:00 p.m. (London time) two (2) London business days prior to the date the relevant payment is made
"Listing Manual"	the listing manual issued by the SGX-ST, as amended or modified from time to time
"Listing Rules"	the Rules Governing the Listing of Securities on the Main Board of the Stock Exchange
"N.S. Hong"	N.S. Hong Investment (BVI) Limited, the controlling shareholder of the Company holding 51.4% of the issued share capital of the Company as at the date of this announcement
"Overseas Shareholders"	Shareholders whose addresses on the register of members of the Company are outside Hong Kong on the PAIH Record Date
"PAH"	Pacific Andes (Holdings) Limited, a company incorporated in Bermuda whose registered office is at Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda and whose shares are listed on SGX-ST, an indirect non-wholly-owned subsidiary of the Company
"PAH Convertible Bonds Issue"	the issue of the Convertible Bonds by PAH
"PAH Qualifying Shareholder(s)"	shareholders of PAH on the register of members of PAH on the PAH Record Date
"PAH Record Date"	9 May 2007, being the date by reference to which entitlements under the PAH Rights Issue will be determined
"PAH Rights Issue"	the proposed issue by PAH of 662,215,616 new PAH Shares at the exercise price of S$0.52 per PAH Share by way of a rights issue on the basis of 1 new PAH Share for each existing PAH Share on such terms as PAH considers appropriate and subject to the conditions set out in the PAH Underwriting Agreement
"PAH Rights Shares"	the 662,215,616 new PAH Shares proposed to be issued pursuant to the PAH Rights Issue
"PAH Shares"	ordinary shares of par value of S$0.20 each in the share capital of PAH
"PAIH Record Date"	11 May 2007, being the date by reference to which entitlements under the PAIH Rights Issue will be determined
"PAIH Rights Issue"	the proposed issue by the Company of 600,863,876 new PAIH Shares at the exercise price of HK$1.55 per PAIH Share by way of a rights issue on the basis of 1 new PAIH Share for every 2 existing Shares on such terms as the Company considers appropriate and subject to, among others, the conditions set out in the PAIH Underwriting Agreement
"PAIH Rights Shares"	the 600,863,876 new Shares of the Company proposed to be issued pursuant to the PAIH Rights Issue
"PAIH Subscription Price"	the subscription price of HK$1.55 per PAIH Rights Share pursuant to the PAIH Rights Issue
"PAIH Underwriting Agreement"	the underwriting agreement dated 20 March 2007 entered into among the Company, N.S. Hong and HSBC (being the underwriter in relation to the PAIH Rights Issue)
"PALs"	the renounceable provisional allotment letters representing the PAIH Rights Shares proposed to be issued to the PAIH Qualifying Shareholders
"Postponed Completion Date"	any Business Day during the period commencing after 1 July 2007 and when all the conditions precedent to the Sale and Purchase Agreement are fulfilled or waived and ending on or before 1 October 2007 (or such other date as Jade China and Golden Target may agree in writing) as Golden Target may decide by serving a written notice to Jade China at least 3 Business Days immediately before such date
"Prospectus Documents"	the prospectus relating to the PAIH Rights Issue, the PAL and EAF
"Sale and Purchase Agreement"	the sale and purchase agreement dated 20 March 2007 in relation to 45% of the issued share capital of Super Investment entered into between Golden Target as purchaser, Jade China as vendor
"Sale Shares"	450 shares in Super Investment representing 45% of the issued share capital of Super Investment
"SGX-ST"	the Singapore Exchange Securities Trading Limited
"Shares"	ordinary shares of HK$0.10 each in the share capital of the Company
"Shareholders"	holders of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Super Investment"	Super Investment Limited, a company incorporated in the Cayman Islands whose registered office is at Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman, Cayman Islands
"Underwriter"	HSBC
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"S$"	Singapore dollars, the lawful currency of Singapore
"%"	per cent.

By order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 23 March 2007

As at the date of this announcement, the executive directors of the Company are Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Lew V. Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

可換股債券不會向新加坡公眾人士發售，惟根據新加坡法例第289章證券及期貨法（「證券及期貨法」）第274條向機構投資者發售除外。因此，本公佈之內容並非任何有關可換股債券之要約，僅供投資者參考。

本公佈並非於美國出售證券之要約。任何並無根據經修訂一九三三年證券法 (Securities Act of 1933) 登記或獲豁免登記之證券，均不得在美國發售或出售。任何將於美國公開發售之證券將透過可向恩利控股索取發售通函之方式進行，發售通函將載有關於恩利控股及管理層之詳細資料及財務報表。本公司及恩利控股無意在美國登記建議發售之任何部分。本公佈所述之可換股債券將遵照一切適用法律及規例進行銷售。

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

（於百慕達註冊成立之有限公司）
（股份代號：1174）

(1)主要及關連交易：
建議收購SUPER INVESTMENT LIMITED之45%已發行股本；
(2)本公司建議進行供股
每持有2股本公司現有股份可獲發1股本公司供股股份；
(3)本公司附屬公司建議進行供股
每持有1股現有股份可獲發1股供股股份；
(4)本公司附屬公司建議發行可換股債券；
(5)重大攤薄所佔主要附屬公司的權益；及
(6)視為出售附屬公司權益的主要交易

本公司供股及恩利控股包銷商兼恩利控股可換股債券發行事頭包銷商及本公司財務顧問

HSBC 滙豐

建議收購
於二零零七年三月二十日，Golden Target訂立買賣協議，以代價356,000,000美元（約等於2,777,000,000港元）向Jade China收購Super Investment之45%權益。買賣協議須待達成下列及其他條件後，方可完成：恩利控股籌資不少於308,000,000美元（約2,402,000,000港元），包括(a)完成恩利控股供股及可換股債券發行；(b)恩利控股經內部資源籌資；(c)恩利控股向外界銀行籌資；或(d)恩利控股決定的其他方式。銷售股份的代價乃參考中漁集團股份（為Super Investment的主要資產）市值經公平磋商釐定。

雖然計劃以恩利控股可換股債券發行所得款項淨額支付部分代價，但收購能否完成並非取決於恩利控股可換股債券發行完成，而收購與恩利控股可換股債券發行獨立進行。此外，收購的資金來源並非取決於恩利控股可換股債券發行完成，而預期恩利控股將有足夠資金完成收購。

根據上市規則，收購屬於本公司的主要及關連交易，故此必須獲得獨立股東批准。

建議太平洋恩利供股
太平洋恩利建議按太平洋恩利記錄日期每持有2股現有股份可獲發1股太平洋恩利供股股份之比例及每股太平洋恩利供股股份1.55港元的價格發行600,863,876股太平洋恩利供股股份。太平洋恩利合資格股東可申請超過太平洋恩利供股配額而未獲認購之額外太平洋恩利供股股份。

太平洋恩利供股僅供太平洋恩利合資格股東參與。為符合太平洋恩利供股之資格，股東必須於太平洋恩利記錄日期辦公時間結束時已登記為本公司股東。如欲於太平洋恩利記錄日期已登記為本公司股東，股東必須於二零零七年五月七日下午四時正前將股份之有關過戶文件（連同有關股票）送交本公司股份過戶登記分處秘書商業服務有限公司，地址為香港皇后大道東28號金鐘匯中心26樓。

根據N.S. Hong在太平洋恩利包銷協議作出的不可撤回承諾，N.S. Hong不可撤回地承諾認購太平洋恩利供股的全部配額（即308,692,000股太平洋恩利供股股份）。滙豐已根據太平洋恩利包銷協議獲委任為包銷商，全數包銷N.S. Hong不承諾認購之部分太平洋恩利供股股份。

建議恩利控股供股
恩利控股建議按恩利控股記錄日期每持有1股現有恩利控股股份可獲發1股恩利控股股份之比例及行使價每股恩利控股供股股份0.52坡元發行662,215,616股新恩利控股股份。恩利控股將向新加坡交易所申請批准恩利控股供股股份在新加坡交易所買賣、上市及掛牌。恩利控股擬籌得恩利控股供股集資約344,000,000坡元（約1,760,000,000港元）。滙豐已獲委任為恩利控股供股之牽頭經辦人兼包銷商，全數包銷本公司不承諾認購之部分恩利控股供股股份。

截至本公佈日期，本公司不可撤回地向滙豐承諾認購430,817,402股恩利控股供股股份，即恩利控股供股的全部配額。

建議恩利控股可換股債券發行
恩利控股與滙豐於二零零七年三月二十日就恩利控股可換股債券發行訂立可換股債券認購協議。根據可換股債券認購協議之條款，滙豐已獲委任為恩利可換股債券發行之牽頭經辦人，而恩利控股同意發行及滙豐同意會自行或安排他人認購及支付可換股債券。預期恩利控股可換股債券發行的截止日期約為二零零七年四月十八日。

可換股債券持有人可於二零零七年五月二十九日或之後至二零一二年四月八日辦公時間結束（倘可換股債券於二零一二年四月八日前被要求贖回，則不遲於可換股債券指定贖回當日前七日的日期辦公時間結束）期間，隨時選擇行使可換股債券的兌換權。

恩利控股可換股債券發行為獨立交易，並非取決於收購。收購須在新加坡舉行的股東大會獲得恩利控股股東批准，而完成恩利控股可換股債券發行毋須上述批准。因此，即使收購並不進行，恩利控股可換股債券發行仍可進行。

視為出售導致重大攤薄所佔主要附屬公司的權益且屬於主要交易
假設所有可換股債券持有人選擇將全部可換股債券兌換為新恩利控股股份，且假設恩利控股供股的所有恩利控股供股股份獲得認購，則本公司所佔恩利控股的權益將由大約65.1%減少至約57.9%。因此本公司會由於恩利控股可換股債券發行而視為出售恩利控股7.2%權益。視為出售完成後，恩利控股將仍然為本公司的附屬公司，而恩利控股及其附屬公司的財務仍會綜合計入本公司的帳目。

根據上市規則，恩利控股為本公司的主要附屬公司，而根據上市規則第13.36(1)(a)條，視為出售屬於重大攤薄所佔主要附屬公司的權益，須獲股東在股東大會批准。

根據上市規則，視為出售亦屬於本公司的可能主要交易，須獲獨立股東批准。

由於恩利控股可換股債券發行為獨立交易，並非取決於收購，因此即使不進行收購，恩利控股可換股債券發行最終亦可能導致視為出售的主要交易及大幅攤薄所佔恩利控股的權益。

上市規則規定
根據上市規則，收購屬於本公司之主要及關連交易，故此須獲獨立股東批准。視為出售亦為本公司的主要交易，因此須獲獨立股東批准。

就本公司所知，股東概無擁有收購或視為出售的任何重大權益，故此並無股東須放棄就有關批准收購及視為出售之決議案投票。此外，於本公佈日期持有本公司全部已發行股本約51.4%的N.S. Hong已承諾投票贊成收購及視為出售。根據本公司申報會計師所提供資料，董事預料Super Investment截至二零零六年十二月三十一日止三年度的經審核帳目不會受質疑。因此，本公司可根據上市規則第14.44及14A.43條規定由股東書面批准收購及視為出售。N.S. Hong已於本公佈日期向本公司提供批准收購及視為出售的書面證明。

對於視為出售引致重大攤薄本公司主要附屬公司恩利控股的權益，本公司須根據上市規則獲得股東在股東大會批准。就本公司所知，股東概無擁有視為出售的任何重大權益，故此並無股東須放棄在股東特別大會就有關批准視為出售的決議案投票。N.S. Hong已向滙豐承諾出席股東特別大會及投票贊成批准視為出售的決議案。

由於恩利控股可換股債券發行預期約於二零零七年四月十八日完成，本公司計劃約於二零零七年四月四日就視為出售所導致大幅攤薄所佔恩利控股股權的通函。該通函將載有由於視為出售導致大幅攤薄本公司主要附屬公司恩利控股的股權及恩利控股可換股債券發行的詳情，與收購、太平洋恩利供股及恩利控股供股的相關資料，及有關批准視為出售而召開股東特別大會的通告。

建議收購

緒言

於二零零七年三月二十日，Golden Target訂立買賣協議，以代價356,000,000美元（約2,777,000,000港元）向Jade China收購Super Investment之45%權益。

買賣協議

訂約方：

(i) Golden Target（作為買方），本公司之間接非全資附屬公司；及

(ii) Jade China（作為賣方），由Sung Yu Ching先生實益全資擁有之公司。Sung Yu Ching先生為中漁集團之董事總經理及中漁集團前身其中一名創辦股東，亦兼任中漁集團多家附屬公司之董事。因此，Jade China為本公司之關連人士。Sung Yu Ching先生確定，本身及其聯繫人概無擁有本公司任何股本權益。

Golden Target主要從事投資控股。

Jade China主要從事投資控股。

所收購資產

450股每股面值1.00美元之Super Investment股份，相當於Super Investment全部已發行股本之45%。

代價

收購Super Investment 45%已發行股本之代價為356,000,000美元（約2,777,000,000港元）或等值港元或坡元（由Golden Target全權酌情決定，按匯豐所報有關付款日期前一日之市場匯率計算），須按下列方式支付：

(a) 待Golden Target接獲過戶文件（包括Jade China正式簽署之銷售股份過戶文據及完成收購前以託管形式持有之銷售股份股票）後，Golden Target須於達成本公佈「先決條件」一節(i)段所載條件後第五個營業日向Jade China支付71,200,000美元（約555,400,000港元），佔代價20%（「按金」）；

(b) 倘收購於完成日期完成，則Golden Target須於完成收購時向Jade China支付231,400,000美元（約1,804,900,000港元），佔代價65%。而倘收購於延遲完成日期完成，則須支付上述金額，另加二零零七年七月一日至實際付款日期期間按利率計算之利息，及

(c) Golden Target須於完成收購起計滿周週年之日或之前向Jade China支付代價餘額53,400,000美元（約416,500,000港元），佔代價15%，另加完成日期或延遲完成日期（視情況而定）至實際付款日期期間按利率計算之利息，佔代價15%。

按金預期以發行恩利控股可換股債券所得款項支付；上文(b)項所述231,400,000美元（約1,804,900,000港元）預期主要以恩利控股供股所得款項及內部資金支付；而(c)項所述53,400,000美元（約416,500,000港元）預期以恩利控股內部資源及／或外界銀行融資支付。

代價乃參考中漁集團股份市值經公平磋商釐定，並且已考慮「進行收購的理由」一節所述的理由。銷售股份實際相等於中漁集團股本約35.1%權益（即137,268,000股中漁集團股份），乃基於每股中漁集團股份3.962坡元的價值計算，而該股價值較：

(i) 每股中漁股份於二零零七年三月二十日在新加坡交易所收市價約4.400坡元折讓約10.0%；

(ii) 每股中漁股份於截至及包括二零零七年三月二十日的最近5個完整交易日在新加坡交易所的平均收市價約4.044坡元折讓約2.0%；

(iii) 每股中漁股份於截至及包括二零零七年三月二十日的最近10個完整交易日在新加坡交易所的平均收市價約3.988坡元折讓約0.7%；及

(iv) 每股中漁股份於截至及包括二零零七年三月二十日的最近30個完整交易日在新加坡交易所的平均收市價約4.372坡元折讓約9.4%。

董事認為買賣協議的條款（包括代價）公平合理，且符合本公司與股東整體利益。

股權架構

下圖顯示Super Investment (a)於本公佈日期；(b)完成收購及恩利控股供股（假設恩利控股合資格股東按比例認購全部恩利控股供股股份）與太平洋恩利供股（假設太平洋恩利合資格股東按比例認購全部太平洋恩利供股股份）當時，及(c)在上述(b)之情況下而假設所有可換股債券持有人已行使可換股債券的換股權當時之股權架構：

(a) 本公佈日期之股權架構


N.S. Hong
51.4% (附註1)
本公司
100.0%
Clamford Holding Limited
65.1%
PAH
100.0%
Golden Target
Sung先生
100.0%
Jade China
48.1%
70.0%
Zhonggang Fisheries
49.9%
2.0%
Super Investment
公眾
78.0%
22.0%
中漁集團
(附註2)

附註：

1. 本公司過去兩年控制權並無變更。

2. 中漁集團為本公司的間接非全資附屬公司，而中漁集團及其附屬公司的帳目綜合計入本公司的帳目。本公司於本公佈日期按應佔基準間接擁有中漁集團已發行股本約18.7%。

(b) 完成收購及恩利控股供股（假設恩利控股合資格股東按比例認購全部恩利控股供股股份）與太平洋恩利供股（假設太平洋恩利合資格股東按比例認購全部太平洋恩利供股股份）當時的股權架構：


N.S. Hong
51.4%
本公司
100.0%
Clamford Holding Limited
65.1%
PAH
Sung先生
100.0%
100.0%
Golden Target
Jade China
70.0%
3.1%
Zhonggang Fisheries
49.9%
47.0%
Super Investment
公眾
78.0%
22.0%
中漁集團
(附註1)

附註：

1. 中漁集團會仍是本公司的間接非全資附屬公司，而中漁集團及其附屬公司的帳目會繼續綜合計入本公司的帳目。收購完成時，本公司將按應佔基準擁有中漁集團已發行股本約41.6%。

(c) 在上述(b)之情況下而假設所有可換股債券持有人已行使可換股債券換股權的股權架構：


N.S. Hong
51.4%
本公司
100.0%
Clamford Holding Limited
Holders of the Convertible Bonds
57.9%
7.2%
PAH
100.0%
Sung先生
Golden Target
100.0%
Jade China
70.0%
3.1%
Zhonggang Fisheries
49.9%
47.0%
Super Investment
公眾
78.0%
22.0%
中漁集團
(附註1)

附註：

1. 中漁集團會仍是本公司的間接非全資附屬公司，而中漁集團及其附屬公司的帳目會繼續綜合計入本公司的帳目。收購完成時，本公司將按應佔基準擁有中漁集團已發行股本約37.0%。

* 僅供識別

先決條件
買賣協議須待達成下列條件後，方可完成：

(i) 恩利控股集資不少於88,000,000美元（約686,000,000港元），包括(a)完成恩利控股可換股債券發行；(b)恩利控股運用內部資源集資；(c)恩利控股向外界銀行集資；或(d)恩利控股決定的其他方式；

(ii) 恩利控股股東在股東大會通過相關普通決議案，根據上市手冊批准買賣協議及所涉及交易及恩利控股供股；

(iii) 獨立股東根據上市規則批准買賣協議及所涉及交易；

(iv) 恩利控股集資不少於220,000,000美元（約1,716,000,000港元），包括(a)完成恩利控股供股；(b)恩利控股運用內部資源集資；(c)恩利控股向外界銀行集資；或(d)恩利控股決定之其他方式；及

(v) 買賣協議所載之保證於完成收購時仍然真確，且無誤導，猶如在買賣協議訂立當日及收購完成當日作出保證。

於本公佈日期，上文第(iii)項條件已經達成。Golden Target可隨時向Jade China發出書面通知，豁免上述全部或任何條件，惟上市規則或上市手冊規定必須達成者除外。

目前計劃以恩利控股可換股債券所得款項淨額支付部分代價，但收購能否完成及資金來源並非取決於恩利控股可換股債券發行完成，而收購與恩利控股可換股債券發行獨立進行。

倘上述任何條件截至完成收購當日後3個營業日仍未達成或豁免，則Golden Target可選擇(i)要求Jade China以現金退還按金；或(ii)簽訂有關過戶文件，將Golden Target以託管形式持有之銷售股份20%權益由Jade China轉讓予Golden Target。在上述情況下，轉讓20%銷售股份的代價為按金，相等於代價的20%。當完成轉讓20%銷售股份後，Golden Target將控制Super Investment合共45.9%權益，而本公司間接應佔中漁集團的權益將由約18.7%增至約23.3%（假設恩利控股供股股份獲全數按比例接納且未有可換股債券兌換）。上述選擇權有如對Golden Target作出有關所付按金的擔保，保障Golden Target毋須承擔Jade China未有足夠現金向Golden Target退還按金的風險。此外，Golden Target可運用選擇權增加擁有Super Investment的股權而分享中漁集團成交價上升的利益。退還按金或完成轉讓20%銷售股份後，Jade China及Golden Target均無責任完成收購。

完成
Golden Target可選擇於完成日期或延遲完成日期完成收購。

資金來源
恩利控股計劃以恩利控股供股與恩利控股可換股債券發行籌集的資金以及恩利控股內部資源或外界銀行融資，作為收購資金。預計恩利控股可換股債券發行及恩利控股供股所得款項淨額分別約為93,000,000美元（約725,000,000港元）及226,000,000美元（約1,760,000,000港元）。恩利控股計劃向外界銀行集資約37,000,000美元（約289,000,000港元）。倘若不進行恩利控股可換股債券發行，亦預期恩利控股有足夠資金完成收購。

本公司已承諾認購所獲恩利控股供股的配額，並計劃以太平洋恩利供股及本公司內部資源或外界銀行融資，作為上述認購資金。

太平洋恩利供股、恩利控股供股及恩利控股可換股債券發行之詳情分別載於下文「太平洋恩利供股」、「恩利控股供股」及「恩利控股可換股債券發行」各節。

Super Investment財務資料
Super Investment為於二零零零年六月十三日在開曼群島註冊成立之有限公司，為本公司之間接非全資附屬公司，其主要業務包括投資控股，擁有中漁集團已發行股本78%，為中漁集團之控權股東。在收購前後，中漁集團財務業績均綜合計入本公司的帳目。

Super Investment截至二零零六年十二月三十一日止兩年度之未經審核綜合財務資料如下：

	截至二零零六年十二月三十一日止年度（未經審核）		截至二零零五年十二月三十一日止年度（未經審核）	
	千美元	千港元	千美元	千港元
資產總值	446,283	3,481,008	87,468	682,250
非流動資產	245,651	1,916,078	39,724	309,847
流動資產	200,632	1,564,930	47,744	372,403
負債總額	312,999	2,441,393	42,232	329,409
非流動負債	263,417	2,054,653	22,858	178,292
流動負債	49,582	386,740	19,374	151,117
資產淨值	133,284	1,039,615	45,236	352,841
除稅及非經常項目前純利	77,555	604,929	8,998	70,184
除稅及非經常項目後純利	77,555	604,929	8,998	70,184

進行收購之理由
按以上股權架構所示，擁有中漁集團已發行股本78%的Super Investment為中漁集團之控權股東，而中漁集團為本公司的間接非全資附屬公司。本公司於本公佈日期間接擁有中漁集團權益約18.7%。完成收購時，本公司應佔中漁集團權益將增至約41.6%（假設可換股債券兌換前恩利控股供股及太平洋恩利供股的恩利控股供股股份及太平洋恩利供股股份已獲全數認購）。董事相信本集團可透過收購分享中漁集團回報的進一步增長。

中漁集團在新加坡交易所上市以來迅速發展，進一步鞏固本集團的發展基礎。有關的發展主要包括在太平洋的捕漁能力大幅擴展，並且收購秘魯的捕漁及魚粉加工業務。因為與本集團其他業務的協同效應，中漁集團在過去財政年度的盈利有可觀增長，達到61%。

中漁集團的市值亦相應有相當升幅。於二零零七年三月二十日，中漁集團股份成交價較二零零六年一月二十五日上升252.0%至4.40坡元，而同期的市值亦上升280.2%至1,720,600,000坡元（約1,127,100,000美元或8,791,400,000港元）。

總括而言，董事認為收購的策略優勢如下：

(i) 增加本公司所佔中漁集團的股權而精簡本集團企業架構；

(ii) 獲得更多本集團發展最迅速的中漁集團業務價值，提高本公司所佔盈利；

(iii) 透過進一步增加管理控制權，提高與本集團其他業務之協同效益；及

(iv) 在中漁集團處於強勁發展的時期，有機會以有利的價格取得銷售股份的權益。

因此，董事認為，買賣協議之條款（包括代價）公平合理，且對本公司及股東整體有利。

股票
待達成太平洋恩利供股之條件後，全部繳足股款太平洋恩利供股股份之股票預期於二零零七年六月四日或之前寄發。

海外股東之權利
倘於太平洋恩利記錄日期辦公時間結束時，股東於本公司股東名冊所示地址位於香港以外之地區，則有關股東未必可參與太平洋恩利供股。有關太平洋恩利供股之文件不會根據香港以外司法權區之相關證券法例登記。

董事會將向有關司法權區之律師查詢，向海外股東發行太平洋恩利供股股份會否違反有關海外地區之相關證券法例或有關監管機關或證券交易所之規定。倘於作出上述查詢後，董事會認為基於有關地區之法律限制或有關監管機關或證券交易所之規定，必需或適宜不向上述海外股東發售太平洋恩利供股股份，則不會向該等海外股東暫定配發未繳股款太平洋恩利供股股份或配發繳足股款太平洋恩利供股股份。在此情況下，不會向不合資格股東提出太平洋恩利供股。

本公司將向不合資格股東寄發太平洋恩利供股章程（僅供參考），惟不會向其寄發暫定配額通知書或額外申請表格。根據二零零七年二月二十八日之本公司股東名冊，除香港外，股東之登記地址亦包括中華人民共和國、馬來西亞及新加坡等司法權區，而該等股東合計擁有本公司已發行股本0.09%。

申請額外太平洋恩利供股股份
太平洋恩利合資格股東可申請不合資格股東之任何未出售配額及任何已暫定配發但不獲太平洋恩利合資格股東接納或不獲未繳股款太平洋恩利供股股份承讓人認購之太平洋恩利供股股份。申請人可填妥額外申請表格並將其連同額外太平洋恩利供股股份之股款一併交回以提出申請。董事將酌情按公平公正基準分配額外太平洋恩利供股股份。

據本公司所知，N.S. Hong有意申請額外太平洋恩利供股股份。

太平洋恩利供股之條件
太平洋恩利供股須待達成下列條件後，方可完成：

(i) 根據上市規則在太平洋恩利記錄日期或之前獲得本公司股東批准收購；

(ii) 本公司董事會按照致股東（不合資格股東除外）的章程文件所載條款通過決議案暫定配發太平洋恩利供股股份；

(iii) 按照公司條例第342C條規定發出授權登記證書及提交各章程文件（已按照公司條例第342C條規定由全體董事或其代表正式簽署），在太平洋恩利記錄日期後兩個營業日內，將各章程文件及其他根據法例規定的文件送交香港公司註冊處；

(iv) 在太平洋恩利記錄日期後第二個營業日下午五時前，向股東（不包括不合資格股東）寄發章程文件；

(v) 聯交所上市委員會批准或同意批准（有待配發方可作實）繳足及未繳股款的太平洋恩利供股股份上市買賣，對於未繳股款太平洋恩利供股股份須於未繳股款太平洋恩利供股開始買賣日期前批准，而對於繳足股款太平洋恩利供股股份則須於繳足股本太平洋恩利供股股份開始買賣日期前批准；及

(vi) 於終止限期前，匯豐根據太平洋恩利包銷協議須承擔的責任成為無條件，且並無按照協議的條款終止。

申請上市
本公司將向聯交所上市委員會申請批准未繳及繳足股款股份上市及買賣。未繳股款恩利控股供股股份將以每手1,000股的單位買賣。

買賣未繳及繳足股款太平洋恩利供股股份均須繳納香港印花稅。

太平洋恩利包銷協議

日期：	二零零七年三月二十日
立約方	本公司、N.S. Hong及匯豐
包銷商	匯豐
所包銷之太平洋恩利供股股份數目：	292,171,876股

經作出一切合理查詢後，就董事所知，包銷商及其主要股東與控權股東並非本公司之關連人士。

匯豐包銷責任的條件
匯豐根據太平洋恩利包銷協議所承擔責任的條件包括：

(i) 在太平洋恩利記錄日期之前獲獨立股東根據上市規則批准收購；

(ii) 太平洋恩利記錄日期後兩個營業日內聯交所批准太平洋恩利供股股份以未繳及繳足股款方式上市買賣，且在終止限期前並無撤回批准；

(iii) 本公司遵守有關發出載有收購與太平洋恩利供股詳情的公佈及通函等規定的責任；及

(iv) N.S. Hong遵守太平洋恩利包銷協議所規定的責任。

倘若上述任何條件（匯豐之前並無豁免者）在截至太平洋恩利包銷協議所指定日期（如無指定或該日期，則為終止限期（或於任何該等情況下該等日期的延後日期或匯豐與本公司書面同意的日期或之前））仍未達成，則除有關條件的條文與彌償保證的條文及本公司須支付太平洋恩利包銷協議指定的佣金、費用及開支外，太平洋恩利包銷協議各立約方的責任將會終止，任何一方不可向其他立約方索償，惟上述終止不會影響立約方就終止之前太平洋恩利包銷協議違約事宜的權利。

匯豐可隨時以書面豁免上列任何條件，而有關的豁免可能須符合匯豐所釐定的條款及條件。

終止太平洋恩利包銷協議
倘若在終止限期前發生太平洋恩利包銷協議所載列任何終止事件，匯豐可於終止限期前向本公司發出書面通知，撤銷或終止太平洋恩利包銷協議。太平洋恩利包銷協議所列終止事件包括：

(i) 匯豐得悉本公司在太平洋恩利包銷協議的聲明、保證或承諾遭嚴重違反，或本公司嚴重違反太平洋恩利包銷協議，或匯豐有理由相信出現上述嚴重違反；

(ii) 匯豐得悉發生任何事件而倘若在太平洋恩利包銷協議日期之前發生，或視為作出上述聲明、保證及承諾之日期前發生，便會使該等聲明、保證及承諾嚴重失實、不確、不完整或誤導；

(iii) 太平洋恩利供股的章程所載陳述成為或被發現嚴重失實、不確、不完整或誤導。

恩利控股供股之建議主要條款

恩利控股供股建議以可放棄方式向恩利控股股東發售，基準為恩利控股股東於恩利控股記錄日期每持有1股恩利控股股份可獲發1股恩利控股供股股份。

零碎恩利控股供股股份不予計算，會合併後按額外申請（如有）而配發或按恩利控股董事自行酌情認為恰當且符合恩利控股利益的方式出售。

每股恩利控股供股股份之發行價0.52坡元，較恩利控股股份於二零零七年三月二十日（即買賣協議日期）在新加坡交易所之每股最後成交價0.865坡元折讓約39.9%。

恩利控股供股股份須於接納及／或申請時繳足股款。恩利控股供股股份在配發及發行時，將於當時已發行的恩利控股股份在各方面享有同等權益，惟記錄日期早於恩利控股供股股份發行日期的有關權利、分派、股息及權益（如有）除外。

合資格恩利控股股東可自由接納、拒絕或以其他方式放棄恩利控股供股股份的暫定配額，亦可申請超過恩利控股供股暫定配額的額外恩利控股供股股份。由於任何原因不獲接納或配發的暫定配額，可按恩利控股董事自行的情況認為恰當且符合恩利控股的方式配發。

本公司為間接恩利控股股東，於本公佈日期實益持有恩利控股全部已發行股本約65.1%，會投票贊成有關批准恩利控股供股之決議案。恩利控股供股之條款及條件或會作出恩利控股董事認為合適之修訂，惟須獲恩利控股股東批准。恩利控股供股之最終條款及條件將載於恩利控股稍後寄予恩利控股股東之發售資料聲明書。

就恩利控股供股作出之不可撤回承諾

於本公佈日期，本公司不可撤回地承諾安排Clamford Holding Limited認購而Clamford Holding Limited亦已不可撤回地承諾認購430,817,402股恩利控股供股股份，即恩利控股供股之全部配額。本公司計劃以太平洋恩利供股所得資金及本公司內部資源或外界銀行融資作為上述認購之資金。

於二零零七年三月二十日，本公司已向滙豐作出不可撤回的承諾，包括：

(a) 認購430,817,402股恩利控股供股股份，即恩利控股供股的全部配額；及

(b) 自二零零七年三月二十日至恩利控股供股完成日期起計180日期間（「有關期間」），不會發售、出售、抵押或以其他方式放棄任何恩利控股股份或恩利控股所發行的證券或恩利控股股份的權益及恩利控股所發行證券的權益。

恩利控股亦已向滙豐作出不可撤回的承諾，包括：

(a) 除根據有關期間恩利控股可換股債券發行及恩利控股供股外，在有關期間不會配發或發行或直接或間接授出恩利控股股份或恩利控股股份的權益；

(b) 在有關期間不會發售、出售、抵押或以其他方式放棄任何中漁集團股份或中漁集團的任何權益；

(c) 除發行可換股債券外，自二零零七年三月二十日至恩利控股供股完成日期（「恩利控股供股期」）不會發行或發售或建議發行或授出可認購債券或證券的期權、權利或認股權；及

(d) 促使中漁集團除在若干情況外，不會在恩利控股供股期配發或發行或建議配發或發行任何可認購中漁集團股份或中漁集團股份權益的購股權、權利或認股權。

建議恩利控股可換股債券發行

恩利控股可換股債券發行的主要條款包括：

發行額：	93,000,000美元
利率：	4%，每半年支付前期利息
到期開溢率：	6.75%
初步換股價：	1.0813坡元
經調整換股價：	0.8656坡元
換股溢價：	25.0%
兌換期：	二零零七年五月二十九日至二零一二年四月八日辦公時間結束前任何時間，如二零一二年四月八日前已贖回可換股債券，則直至有關指定贖回日期前不少於七個營業日辦公時間結束前
最終贖回價：	116.04%
最終贖回日期：	二零一二年四月十八日

恩利控股與滙豐已於二零零七年三月二十日訂立可換股債券認購協議。根據可換股債券認購協議，滙豐已獲委任為恩利控股可換股債券發行的牽頭經辦人，會自行或安排他人認購及支付可換股債券。滙豐認購及支付可換股債券的責任有若干條件，包括：

(a) 可換股債券獲准在新加坡交易所上市；及

(b) 兌換可換股債券而發行的新恩利控股股份（「兌換股份」）獲准在新加坡交易所上市；

(c) 本公司於二零零七年四月十八日或之前（或恩利控股及滙豐同意之其他時間或日期）（「完成日期」）實行禁售協議，承諾自該承諾日期起至完成日期後90日期間（「受限制期間」），如未經滙豐事先書面同意（不得無理拒絕），均不會出售、訂約出售、抵押或以其他方式放棄恩利控股所發行的股份或證券。

按上文所述，恩利控股可換股債券發行為獨立交易，並非取決於收購。收購須在新加坡舉行的股東大會獲得恩利控股股

一般資料

由於恩利控股可換股債券發行預期約於二零零七年四月十八日完成，本公司計劃約於二零零七年四月四日就視為出售所導致大幅攤薄所佔恩利控股權益的通函。該通函將載有由於視為出售導致大幅攤薄本公司主要附屬公司恩利控股的權益及恩利控股可換股債券發行的詳情、與收購、太平洋恩利供股及恩利控股供股的相關資料、及有關批准視為出售而召開股東特別大會的通告。

有關收購所導致主要及關連交易、太平洋恩利供股、視為出售導致的主要交易的另一通函會盡快寄予各股東，其中載有關於收購、太平洋恩利供股及視為收購的詳情，本公司獨立董事委員會致獨立股東有關收購之推薦建議及獨立財務顧問有關收購條款之意見書。

載有太平洋恩利供股資料之章程文件將根據新加坡交易所上市規則恩利控股股權規定寄予太平洋恩利合資格股東，而太平洋恩利供股之章程將盡快寄予不合資格股東以作參考。

暫停及恢復買賣

本公司股份自二零零七年三月二十一日星期三上午九時三十分起暫停在聯交所買賣，以待刊出本公佈。本公司已向聯交所申請自二零零七年三月二十六日星期一上午九時三十分起恢復股份買賣。

釋義

於本公佈內，除文義另有指明外，下列詞語具有以下涵義

「收購」	指	Golden Target根據買賣協議之條款及條件向Jade China建議收購Super Investment之45%權益
「營業日」	指	香港及新加坡銀行於一般辦公時間營業之日子（星期六、星期日或香港或新加坡公眾假期除外）
「中漁集團」	指	China Fishery Group Limited，於開曼群島註冊成立之公司，其股份在新加坡交易所上市，為本公司的間接非全資附屬公司
「中漁集團股份」	指	中漁集團每股面值0.10美元的股份
「本公司」或「太平洋恩利」	指	太平洋恩利國際控股有限公司，於百慕達註冊成立之公司，其註冊辦事處位於Canon's Court, 22 Victoria St., Hamilton HM12, Bermuda，其股份在聯交所上市
「完成日期」	指	達成或豁免買賣協議全部先決條件當日起至二零零七年七月一日或之前的期間任何一日，由Golden Target決定並向Jade China發出書面通知（上述通知須至少早於該日前3個營業日發出）
「代價」	指	根據買賣協議須付的代價
「可換股債券」	指	本金額不超過93,000,000美元（約725,000,000港元）之可換股債券，年息4%，每半年支付前期股息，於二零一二年到期，可兌換為繳足股款的恩利控股股份
「可換股債券認購協議」	指	恩利控股與滙豐於二零零七年三月二十日就可換股債券訂立之認購協議
「視為出售」	指	假設所有可換股債券持有人選擇將全部可換股債券兌換為恩利控股股份，且假設所有恩利控股合資格股東按比例認購恩利控股供股的配額，則由於恩利控股發行新恩利控股股份使本公司所佔恩利控股的權益由大約65.1%減少至大約57.9%
「按金」	指	本公佈「代價」一節(a)段所定義者
「董事」	指	本公司董事
「額外申請表格」	指	建議向太平洋恩利合資格股東發行額外太平洋恩利供股股份之申請表格
「僱員股份獎勵計劃」	指	本公司於二零零六年十月二十八日採納的股份獎勵計劃
「僱員購股權計劃」	指	股東於二零零四年九月九日批准的購股權計劃，將於二零一四年九月八日到期
「不合資格股東」	指	董事經作出相關查詢後認為基於有關地區法律或當地有關監管機關或證券交易所規定必需或應當不讓參與太平洋恩利供股之海外股東
「Golden Target」	指	Golden Target Pacific Limited，於英屬處女群島註冊成立之公司，其註冊辦事處位於Omar Hodge Building, Wickhams Cay I, P.O. Box 362, Road Town, Tortola, British Virgin Islands，為本公司之間接全資附屬公司
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「滙豐」	指	香港上海滙豐銀行有限公司
「獨立股東」	指	於收購中並無擁有重大權益之股東
「利率」	指	倫敦銀行同業拆息減2厘之利率
「Jade China」	指	Jade China Investments Limited，於薩摩亞註冊成立之公司，其註冊辦事處位於Offshore Chambers, P.O. Box 217, Apia, Samoa，Sung Yu Ching先生的全資附屬公司
「倫敦銀行同業拆息」	指	有關付款日期前倫敦兩個營業日下午十一時（倫敦時間）有關期間在英國銀行公

利控股將根據二零零六年七月二十七日舉行的股東大會上股東授予的一般授權發行兌換股份。

下表顯示本公司所佔思利控股的股權在思利控股可換股債券發行及思利控股供股各階段的轉變：

	A)本公佈日期	B)可換股債券完成及假設所有可換股債券持有人行使可換股債券的換股權	C)與B)相同且完成思利控股供股並假設所有合資格思利控股股東按比例接納思利控股供股的配額
本公司所持有思利控股股份數目	430,817,402	430,817,402	861,634,804
兌換股份	–	131,290,576	164,007,047
思利控股已發行股本總數	662,215,616	793,506,192	1,488,438,279
本公司所佔思利控股股權百分比	65.1%	54.3%	57.9%

根據可換股債券認購協議的條款，思利控股已承諾，除若干情況外，本身及其有管理或控股權的附屬公司或其他聯營公司或其代表自思利控股可換股債券認購協議日期起至結束日期起計90日期間，如未得個盟事先書面同意（不得無理拒絕），均不會發行、發售、出售、訂約出售、抵押或以其他方式處置思利控股股份或思利控股所發行的證券。

預期有關可換股債券的發售通函（「發售通函」）將於二零零七年四月給予指定的潛在機構投資者。

可換股債券會預定在二零零七年四月買賣。思利控股會申請可換股債券在新加坡交易所上市，且會於稍後公佈申請結果。思利控股亦會申請因兌換可換股債券而發行的新思利控股股份上市。

可換股債券發行的結束日期（「結束日期」）預計約於二零零七年四月十八日。

思利控股可換股債券發行及思利控股供股之理由

董事認為思利控股供股、太平洋思利供股及思利控股可換股債券發行是本集團未來發展所必需。以上發行合計預計可增加本集團的流動資金及股本。

思利控股供股與太平洋思利供股可大幅擴大本公司的股本，建立本集團未來業務發展的基礎。由於增加流動資金及市值，亦預期思利控股供股與太平洋思利供股可避免對思利控股股份及股份相對於有關公司的實際價值有大幅折讓。

另一方面，思利控股可換股債券發行可減少思利控股股東的股權（及本公司所擁有思利控股的股權）攤薄影響。由於思利控股可換股債券發行可於短時間內完成，故此本集團可支付按金作為擔保Jade China按代價出售銷售股份的承諾。

董事會認為收購及進一步擴大本公司與思利控股的股本可繼續加快本集團發展，成為全球最獨一無二的綜合海產集團。

思利控股供股及思利控股可換股債券發行其他詳情

思利控股供股及思利控股可換股債券發行其他詳情載於思利控股於本公佈日期刊發之公佈。上述思利控股公佈可在互聯網網址 http://www.sgx.com查閱。

完成收購、思利控股可換股債券發行、思利控股供股及太平洋思利供股後的本集團前景

中漁集團會繼續集中經營上游漁業資源的業務。

思利控股會繼續集中發展成為中華人民共和國提供急凍漁產的運輸、物流及貿易業務集團。

對於本公司，除擁有思利控股及中漁集團的權益，並且擁有興建中的青島漁產加工廠外，會繼續擔任本集團的旗艦公司，主要經營中國及全球下游急凍漁產加工的公司。

對於本集團，收購可增加本公司及思利控股的股本，繼續加快本集團成為全球最獨一無二的上下游漁產業務全面綜合的公司。

董事認為收購、思利控股供股、太平洋思利供股及思利控股可換股債券發行條款符合本公司與各股東整體最佳利益。

視為出售導致重大攤薄所佔主要附屬公司的權益且關於主要交易

假設所有可換股債券持有人選擇將全部可換股債券兌換為新思利控股股份，且假設思利控股供股的所有思利控股供股股份獲得認購，則本公司所佔思利控股的權益將由大約65.1%減少至約57.9%。因此本公司會由於思利控股可換股債券發行而視為出售思利控股7.2%權益。視為出售完成後，思利控股將仍然為本公司的附屬公司，而視為出售完成後思利控股及其附屬公司的財務仍會綜合計入本公司的帳目。

根據上市規則，思利控股為本公司的主要股東，而根據上市規則第13.36(1)(a)條，視為出售屬於重大攤薄所佔主要附屬公司的權益，須獲股東在股東大會批准。

根據上市規則，視為出售亦屬於本公司的主要交易，須獲獨立股東批准。

由於思利控股可換股債券為獨立交易，並非取決於收購，因此即使不進行收購，思利控股可換股債券發行最終亦可能導致視為出售的主要交易及大幅攤薄所佔思利控股的權益。

上市規則規定

根據上市規則，收購屬於本公司之主要及關連交易，故此須獲獨立股東批准。根據上市規則，視為出售為本公司的主要交易，因此須獲獨立股東批准。就本公司所知，股東概無擁有收購或視為出售的任何重大權益，故此並無股東須放棄就有關批准收購之決議案投票。此外，於本公佈日期持有本公司全部已發行股本51.4%的N.S. Hong已承諾投票贊成收購及視為出售。根據本公司申報會計師所提供資料，董事預料Super Investment截至二零零六年十二月三十一日止三年度的經審核帳目不會受質疑。因此，本公司可根據上市規則第14.44及14A.43條規定由股東書面批准收購及視為出售。N.S. Hong已於本公佈日期向本公司提供批准收購及視為出售的書面證明。

對於視為出售引致重大攤薄本公司主要附屬公司思利控股的權益，本公司須根據上市規則獲得股東在股東大會批准。就本公司所知，股東概無擁有視為出售的任何重大權益，故此並無股東須放棄在股東特別大會就有關批准視為出售的決議案投票。N.S. Hong已向個盟承諾出席股東特別大會及投票贊成批准視為出售的決議案。本公司將成立獨立董事委員會，以考慮收購及視為出售之條款及向獨立股東提供有關收購及視為出售投票之意見及推薦建議。本公司亦會委任獨立財務顧問，就收購向獨立董事委員會及獨立股東提供意見。

「上市規則」	指	聯交所主板證券上市規則
「N.S. Hong」	指	N.S. Hong Investment (BVI) Limited，本公司控權股東，於本公佈日期擁有本公司已發行股本51.4%
「海外股東」	指	於太平洋思利記錄日期本公司股東名冊所示地址位於香港以外地區之股東
「思利控股」	指	太平洋思利（控股）有限公司，於百慕達註冊成立之公司，其註冊辦事處位於Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda，其股份在新加坡交易所上市，為本公司的間接非全資附屬公司
「思利控股可換股債券發行」	指	思利控股發行可換股債券
「思利控股合資格股東」	指	於思利控股記錄日期名列思利控股股東名冊之思利控股股東
「思利控股記錄日期」	指	二零零七年五月九日，即釐定思利控股供股配額之日期
「思利控股供股」	指	思利控股建議根據思利控股認為合適之條款及思利控股包銷協議所載之條件以供股方式按每持有1股現有思利控股股份可獲發1股新思利控股股份之比例及行使價每股思利控股股份0.52坡元發行662,215,616股新思利控股股份
「思利控股供股股份」	指	建議根據思利控股供股發行之662,215,616股新思利控股股份
「思利控股股份」	指	思利控股每股面值0.20坡元之普通股
「太平洋思利記錄日期」	指	二零零七年五月十一日，即釐定太平洋思利供股配額之日期
「太平洋思利供股」	指	本公司建議根據本公司認為合適之條款及太平洋思利包銷協議所載條件以供股方式按每持有2股現有股份可獲發1股新太平洋思利股份之比例及行使價每股太平洋思利股份1.55港元發行600,863,876股新太平洋思利股份
「太平洋思利供股股份」	指	本公司建議根據太平洋思利供股發行之660,863,876股新股份
「太平洋思利認購價」	指	根據太平洋思利供股之每股太平洋思利供股股份認購價1.55港元
「太平洋思利包銷協議」	指	本公司與N.S Hong及個盟（即太平洋思利供股之包銷商）於二零零七年三月二十日訂立之包銷協議
「暫定配額通知書」	指	建議向太平洋思利合資格股東發出有關太平洋思利供股股份之可放棄暫定配額通知書
「延遲完成日期」	指	二零零七年七月一日起至二零零七年十月一日（或Jade China與Golden Target書面協定之其他日期）或之前買賣協議所有先決條件已達成或豁免期間任何一日，由Golden Target決定並且以書面知會Jade China（上述通知須至少早於該日前3個營業日發出）
「章程文件」	指	有關太平洋思利供股之章程、暫定配額通知書及額外申請表格
「買賣協議」	指	Golden Target（作為買方）與Jade China（作為賣方）於二零零七年三月二十日就Super Investment之45%已發行股本訂立之買賣協議
「銷售股份」	指	450股Super Investment股份，相當於Super Investment已發行股本之45%
「新加坡交易所」	指	新加坡證券交易所有限公司
「股份」	指	本公司每股面值0.10港元之普通股
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「Super Investment」	指	Super Investment Limited，於開曼群島註冊成立之公司，其註冊辦事處位於Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman, Cayman Islands
「包銷商」	指	個盟
「港元」	指	香港法定貨幣港元
「坡元」	指	新加坡法定貨幣
「%」	指	百分比

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄧乃銘

香港，二零零七年三月二十三日

於本公佈日期，本公司執行董事為黃裕翔先生、鄒鳳英女士、黃裕佳先生、黃裕培先生、黃培園女士及鄧乃銘先生；而本公司獨立非執行董事為劉嘉彥先生、郭琳廣先生及葉文俊先生。

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司 *

(Incorporated in Bermuda with limited liability)

(Stock code: 1174)

ANNOUNCEMENT

> This announcement is made pursuant to the disclosure requirement under Rule 13.09(2) of the Hong Kong Listing Rules.
>
> China Fishery Group Limited, the Singapore-listed subsidiary of the Company (in which the Company is indirectly interested in approximately 78.0% of its issued share capital), published an announcement in Singapore after trading hours on 15 March 2007 in relation to an acquisition of a Panamanian company by CFG PERU INVESTMENTS PTE. LTD which is an indirect wholly-owned subsidiary of the Company.

This announcement is made pursuant to the disclosure requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Hong Kong Listing Rules**").

The board of directors of Pacific Andes International Holdings Limited (the "**Company**") is pleased to announce that China Fishery Group Limited, the Singapore-listed subsidiary of the Company (in which the Company is indirectly interested in approximately 78.0% of its issued share capital), published an announcement in Singapore after trading hours on 15 March 2007 in relation to an acquisition of a Panamanian company by CFG PERU INVESTMENTS PTE. LTD which is an indirect wholly-owned subsidiary of the Company. The contents of the announcement are set out as follows:

CHINA FISHERY GROUP LIMITED

Acquisition of shares of a Panamanian Company

1. INTRODUCTION

The Board of Directors of China Fishery Group Limited ("**China Fishery**") wishes to announce that **CFG PERU INVESTMENTS PTE. LTD.**, (the "**Purchaser**"), an indirect wholly-owned subsidiary of the China Fishery has on 14 March 2007 (Peruvian time) entered into a sale and purchase agreement ("**Agreement**") with **SIMPLE HOLDINGS CORP.**, a company duly organized and existing under the laws of the Republic of Panama ("**the Seller**") for the purchase of the entire issued share capital in **GRENADINE BAY INC.** (the "**Corporation**"), a company duly organized and existing under the laws of Republic of Panama (the "**Sale Shares**") (the "**Purchase**").

2. THE CORPORATION'S ASSETS

2.1 The Corporation owns the entire issued share capital of **YAVIZA S.A.C.**, a stock company duly organized and existing under the laws of Peru ("**Yaviza**").

2.2 The principal business of the Corporation and Yaviza (collectively, the "**Target Group**") is the extraction and commercialization of hydrobiological resources like fishing.

2.3 Yaviza is the sole owner of four (4) used fishing vessels with a total capacity of 1,200.08 m^3 (the "**Fishing Vessels**"). The Target Group holds fishing permits which allow them to fish in the Peruvian Exclusive Economic Zone ("**PEEZ**").

3. CONSIDERATION AND PAYMENT

3.1 The consideration for the acquisition of the Sale Shares, subject to adjustments after the completion of the Purchaser's due diligence review of the Target Group and the Fishing Vessels, is US$14,000,000 (approximately HK$109,200,000) ("**Consideration**") and was arrived at pursuant to negotiations between the parties on a willing buyer willing seller and at an arm's length basis. The Consideration was agreed on a zero liabilities and zero current assets basis on the part of the Target Group and on the basis that the Fishing Vessels are in good working condition. The Consideration will be reduced if any liabilities are identified and/or the net current assets of the Target Group are negative. In the event the net current assets of the Target Group are positive, the Consideration will be increased.

3.2 US$11,528,569.72 (approximately HK$89,923,000) of the Consideration shall be paid to the Seller within 14 days from the execution date of the Purchase Agreement ("**Agreement Date**").

3.3 The remainder of the Consideration, if any, will be paid upon expiry of 3 months from the Agreement Date.

3.4 The Sale Shares were transferred to the Purchaser on the Agreement Date.

3.5 The Purchaser commissioned a valuation and inspection of the Fishing Vessels and the fishing permits. The valuation dated 15 February 2007 was done on an open market basis and indicated the value of the Fishing Vessels and fishing permits as approximately US$14.7 million (approximately HK$114.7 million) ("**Valuation**"). Based on the unaudited accounts of the Target Group for the financial year ended 31 December 2006, the net asset value of the Target Group was approximately US$2.8 million (approximately HK$21.8 million).

3.6 Factors taken into account in arriving at the Consideration included the Valuation, the capacity of the Fishing Vessels, the difficulty in obtaining fishing permits for fishing in the PEEZ and the fact that the Purchase will complement the existing businesses and development plans of the China Fishery and its subsidiaries.

3.7 None of the relative figures computed on the applicable bases set out in Rule 1006 of the Singapore Exchange Securities Trading Limited's Listing Manual amount to 5% or more.

4. SOURCE OF FUNDS

The Purchase is funded from both internal resources and proceeds from the issuance of senior notes by China Fishery's wholly-owned indirect subsidiary CFG Investment S.A.C..

5. DIRECTORS' AND CONTROLLING SHAREHOLDERS' INTERESTS

As far as the directors are aware, none of the directors or controlling shareholders of China Fishery has any interest, direct or indirect (other than through their shareholdings in China Fishery), in the aforesaid transaction.

By order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 15 March 2007

As at the date of this announcement, the executive directors of the Company are Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Lew V. Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

* *For identification purpose only*

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：1174)

公佈

> 本公佈乃根據香港上市規則第13.09(2)條之披露規定刊發。
>
> 本公司間接擁有已發行股本約78.0%權益之新加坡上市附屬公司中漁集團有限公司，於二零零七年三月十五日交易時間結束後在新加坡刊發公佈，內容有關本公司間接全資附屬公司CFG PERU INVESTMENTS PTE. LTD收購一家巴拿馬公司。

本公佈乃根據香港聯合交易所有限公司證券上市規則(「**香港上市規則**」)第13.09(2)條之披露規定刊發。

太平洋恩利國際控股有限公司(「**本公司**」)董事會欣然公佈，本公司間接擁有已發行股本約78.0%權益之新加坡上市附屬公司中漁集團有限公司，於二零零七年三月十五日交易時間結束後在新加坡刊發公佈，內容有關本公司間接全資附屬公司CFG PERU INVESTMENTS PTE. LTD收購一家巴拿馬公司。該公佈內容載列如下：

中漁集團有限公司

收購一家巴拿馬公司股份

1. **緒言**

中漁集團有限公司(「**中漁**」)董事會謹此公佈，中漁間接全資附屬公司CFG PERU INVESTMENTS PTE. LTD.(「**買方**」)，於秘魯時間二零零七年三月十四日與一家根據巴拿馬共和國法律正式組建及存在之公司SIMPLE HOLDINGS CORP.(「**賣方**」)訂立買賣協議(「**該協議**」)，購買一家根據巴拿馬共和國法律正式組建及存在之公司GRENADINE BAY INC.(「**該公司**」)之全部已發行股本(「**銷售股份**」)(「**該項購買**」)。

2. **該公司之資產**

2.1 該公司擁有一家根據秘魯法律正式組建及存在之股份公司YAVIZA S.A.C.(「**Yaviza**」)之全部已發行股本。

2.2 該公司和Yaviza(統稱「**目標集團**」)之主要業務為提取海洋生物資源及進行商業化發展，如捕撈。

2.3 Yaviza為總容量達1,200.08立方米之四(4)艘已服役漁船之唯一船主(「**漁船**」)。目標集團持有捕撈許可證，容許漁船在秘魯專屬經濟區(Peruvian Exclusive Economic Zone)(「**秘魯專屬經濟區**」)捕撈。

3. **代價及付款**

3.1 收購銷售股份之代價為14,000,000美元(約109,200,000港元)，可因應買方完成對目標集團及漁船之盡職審查作出調整(「**代價**」)，乃經自願買方及自願賣方公平磋商後釐定。代價乃根據目標集團並無任何負債，流動資產值為零，以及漁船操作性能良好之基準議定。倘若有任何負債被識別及／或目標集團之流動資產淨值為負數，代價將予降低。假若目標集團之流動資產淨值為正數，代價將予提高。

3.2 代價其中11,528,569.72美元(約89,923,000港元)將於該協議簽立日期(「**協議日期**」)起計14日內支付予賣方。

3.3 代價餘款(如有)將於協議日期後滿三個月支付。

3.4 銷售股份已於協議日期轉予買方。

3.5 買方已委託對漁船及捕撈許可證進行估值及檢驗。日期為二零零七年二月十五日之估值已按公平市值基準進行，其顯示漁船及捕撈許可證價值約14,700,000美元(約114,700,000港元)(「**估值**」)。根據目標集團截至二零零六年十二月三十一日止財政年度之未經審核賬目，目標集團之資產淨值約為2,800,000美元(約21,800,000港元)。

3.6 釐定代價時曾考慮之因素包括：估值、漁船之容量，領取於秘魯專屬經濟區捕撈之捕撈許可證之困難，以及該項購買將有助促進中漁及其附屬公司現有業務及發展計劃。

3.7 按照新加坡證券交易所有限公司上市手冊(Listing Manual)第1006條所載適用基準計算之有關數字概無達5%或以上。

4. **資金來源**

該項購買自內部資源及中漁之全資間接附屬公司CFG Investment S.A.C.發行優先票據之所得款項撥付。

5. **董事及控股股東權益**

據董事所知，中漁各董事或控股股東概無於上述交易中直接或間接擁有任何權益(透過彼等於中漁之股權除外)。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

香港，二零零七年三月十五日

於本公佈日期，本公司之執行董事為黃裕翔先生、鄭鳳英女士、黃裕佳先生、黃裕培先生、黃培圓女士及鄭乃銘先生，而本公司之獨立非執行董事則為

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED

太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 1174)

ANNOUNCEMENT IN RELATION TO THE UNAUDITED RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 31 DECEMBER 2006 OF

PACIFIC ANDES (HOLDINGS) LIMITED

The Board of Directors ("Directors") of Pacific Andes International Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of Pacific Andes (Holdings) Limited ("PAH"), the Company's 65% owned subsidiary, the shares which are listed on the Sinapore Exchange Securities Trading Limited, and it subsidiaries (the "PAH Group") for the third quarter and nine months ended 31 December 2006.

This announcement is a summary of the announcement made by PAH pursuant to the Listing Manual of the Singapore Exchange Securities Trading Limited on 14 February 2007. Hereinbelow is the unaudited consolidated results of PAH Group for the third quarter and nine months ended 31 December 2006, is made pursuant to the disclosure obligation under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The unaudited consolidated financial statements of PAH Group are properly drawn up in accordance with the provision of the Singapore Financial Reporting Standards and are released in the web site of www.sgx.com of the Singapore Exchange Securities Trading Limited on 14 February 2007.

1(a) Unaudited Consolidated Income Statement for the Third Quarter and Nine Months ended 31 December 2006

	PAH Group					
	Third quarter ended		*Increase/*	Nine months ended		Increase/
	31.12.2006	31.12.2005	(decrease)	31.12.2006	31.12.2005	(decrease)
	HK$'000	*HK$'000*	%	*HK$'000*	*HK$'000*	%
Revenue	732,104	662,374	10.5	2,984,156	2,089,917	42.8
Cost of sales	(597,920)	(584,350)	2.3	(2,473,394)	(1,783,117)	38.7
Gross profit	134,184	78,024	72.0	510,762	306,800	66.5
Other income	29,496	2,412	1122.9	32,385	3,421	846.7
Selling and distribution expenses	(4,203)	(8,652)	(51.4)	(18,139)	(38,096)	(52.4)
Administrative expenses	(50,371)	(12,447)	304.7	(88,326)	(45,906)	92.4
Finance costs	(57,654)	(24,649)	133.9	(119,390)	(61,729)	93.4
	51,452	34,688	48.3	317,292	164,490	92.9
Share of results of associates	281	742	(62.1)	1,113	704	58.1
Profit before taxation	51,733	35,430	46.0	318,405	165,194	92.7
Taxation	(566)	(530)	6.8	(4,316)	(1,910)	126.0
Profit for the period	51,167	34,900	46.6	314,089	163,284	92.4
Attributable to:						
Equity holders of PAH	31,103	25,881	20.2	161,642	113,196	42.8
Minority interests	20,064	9,019	122.5	152,447	50,088	204.4
	51,167	34,900	46.6	314,089	163,284	92.4
Other income including interest income	29,496	2,412	1122.9	32,385	3,421	846.7
Interest on borrowings	(57,654)	(24,649)	133.9	(119,390)	(61,729)	93.4
Amortisation of deferred charter hire	(26,910)	(10,920)	146.4	(80,730)	(27,508)	193.5
Depreciation expenses	(20,232)	(4,246)	376.5	(30,329)	(10,047)	201.9
Foreign exchange gain (loss)	17,957	(174)	10420.1	18,894	(1,078)	1852.7

Notes:

a. Prior to 1 July 2005, the PAH Group equity accounted for its 36.93% beneficial interest in China Fisheries International Limited ("CFIL") by including its proportionate share of individual line items of revenue, expenses, assets and liabilities in the PAH Group's accounts. CFIL was a jointly-controlled entity operating under a shareholders'agreement.

With a restructuring of the CFIL group on 1 July 2005, prior to the initial public offering of shares of its holding company, China Fishery Group Limited ("China Fishery"), the shareholders'agreement was terminated. Consequently, the PAH Group has effective control over a combined 51.9% of the shares of China Fishery held through the 49.9% and 2% interests in China Fishery shares held respectively by Zhonggang Fisheries Limited ("Zhonggang") and Golden Target Pacific Limited ("Golden Target"). The PAH Group owns 70% and 100% of the equity of Zhonggang and Golden Target respectively. From 1 July 2005, China Fishery is a subsidiary and all its revenue, expenses, assets and liabilities are fully consolidated in the PAH Group's accounts.

After the initial public offering of shares of China Fishery in January 2006, the 68.88% share of the net operating results and net assets of China Fishery held by other shareholders are deducted as minority interests. The change in basis of inclusion of revenue, expenses, assets and liabilities as explained above has contributed to fluctuation in various line items in the income statement for the nine months ended 31 December 2006 relative to the nine months ended 31 December 2005.

b. Minority interests represented (i) the share of profits by the minority shareholder of China Fishery and (ii) the share of profit by the minority shareholder of Zhonggang.

c. A substantial portion of the PAH Group's profit neither arises in, nor is derived from any tax jurisdictions and consequently is not subject to tax.

d. The net profit attributable to the equity holders of PAH, contributed by the Frozen Fish Supply chain management ("Frozen Fish SCM") division and the fishing division (headed by China Fishery), is set out as follows:

4. **A review of the performance of the PAH Group, to the extent necessary for a reasonable understanding of the PAH Group's business.**

Nine months ended 31 December 2006 ("9MFY2007") vs Nine months ended 31 December 2005 ("9MFY2006")

As announced in the PAH Group's 2QFY2006 results and explained in section 1(a) of this announcement, with effect from 1 July 2005, the PAH Group accounted for 100% of consolidated revenue, expenses, assets and liabilities of China Fishery with a deduction in the income statement and balance sheet of China Fishery's minority interests. This contrasts with the proportionate consolidation of 36.9% equity interest on a line by line basis in FY2005 and has resulted in increases of various line items in 9MFY2007 relative to 9MFY2006.

For 9MFY2007, the PAH Group recorded total revenue of HK$3.0 billion, which denoted a 42.8% jump from HK$2.1 billion in 9MFY2006. Extending the trend in 1HFY2007, gross profit growth outpaced that of revenue, posting HK$510.8 million, or 66.5% more than HK$306.8 million achieved for the corresponding period last year.

The PAH Group's strong performance in 9MFY2007 was attributed to two factors — firstly, the continually increasing demand for fish in the People's Republic of China ("PRC") and, secondly, significantly greater contribution from its fishing division, which doubled the number of supertrawlers that it operated to 14 and increased harvest volume from the North Pacific Ocean during the reporting period by 74% to approximately 81,000 tonnes on the commencement of a second Vessel Operating Agreement in February 2006 ("Second VOA").

Analysing 9MFY2007 revenue by business divisions, the PAH Group's Frozen Fish Supply chain management ("Frozen Fish SCM") business accounted for 71.7% of 9MFY2007 total turnover, or HK$2.1 billion. Fishing accounted for 28.1% or HK$839.1 million in the same period.

By geographical segmentation, the PRC remained the PAH Group's biggest market in 9MFY2007, contributing HK$2.4 billion or 80.3% of total turnover. This came on increasing demand for imported fish products in the country for satisfying domestic demand. Sales to Japan and Korea experienced significant growth to record HK$293.9 million, or 9.9% of total revenue for 9MFY2007. This was due to increased sales of high-value fish products such as roe. On the establishing of fishing operations in Peru in late 2006, the PAH Group also recorded first-time sales to South America, which accounted for HK$12.6 million or 0.4%. Western Europe and North America together contributed HK$201.4 million, or 6.7% of total turnover.

Operating expenses increased from HK$145.7 million to HK$225.9 million. The increase was mainly due to the rise in administrative expenses and the finance costs related to the recent acquisitions made by China Fishery in Peru. The expansion involved the acquisition of several Peruvian companies, including top fishmeal processing company *Alexandra S.A.C.* ("Alexandra"). As at the end of the period, through these acquisitions, the PAH Group gained 4 fishmeal processing plants, 18 purse seiner vessels, as well as the attached fishmeal processing and fishing licences in Peru.

As profit growth continued to rise faster than expenses, profit for the period jumped 92.4% to HK$314.1 million. Taking into account minority interests, net profit attributable to equity holders of PAH for 9MFY2007 was HK$161.6 million, or 42.8% higher than the corresponding period last year.

The PAH Group saw its gross and net profit (before minority interests) margins improve to 17.1% and 10.5% respectively for the period, from 14.7% and 7.8% respectively in 9MFY2006.

Third Quarter of FY2007 ("3QFY2007") vs Third Quarter of FY2006 ("3QFY2006")

In the October to December 2006 period of 3QFY2007, the PAH Group received earnings impetus from its fishing division, which augmented its harvesting capability with a Second VOA. Despite being the low season (which runs from July to December every year) for both the fishing and Frozen Fish SCM divisions, the fishing division also recorded higher income year-on-year in 3QFY2007, as the management strategically planned for a larger volume of harvest from the North Pacific Ocean. Revenue for the quarter recorded HK$732.1 million, up 10.5% from 3QFY2006.

By geographical segmentation, the PRC remained as the PAH Group's biggest market in 3QFY2007, contributing HK$581.0 million or 79.4% of total turnover. Japan and Korea grew rapidly to become the second largest contributor, accounting for HK$72.3 million or 9.9% of total revenue. On the establishing of fishing operations in Peru in late 2006, the PAH Group also recorded first-time sales from South America, which accounted for HK$12.6 million or 1.7%. Western Europe and North America together contributed HK$30.5 million, or 4.2% of total turnover.

Operating expenses increased from HK$45.7 million to HK$112.2 million, mainly due to a rise in administrative expenses and the finance costs related to the recent

	PAH Group					
	Third quarter ended			Nine months ended		
	31.12.2006	31.12.2005	Increase	31.12.2006	31.12.2005	Increase
	HK$'000	*HK$'000*	%	*HK$'000*	*HK$'000*	%
Frozen Fish SCM division	22,036	20,259	8.8	92,757	70,847	30.9
Fishing division	9,067	5,622	61.3	68,885	42,349	62.7
Net profit attributable to equity holders of PAH	31,103	25,881	20.2	161,642	113,196	42.8

1(b) Unaudited Consolidated Balance Sheet

	PAH Group 31.12.2006 HK$'000	31.03.2006 HK$'000
NON-CURRENT ASSETS		
Property, plant and equipment	730,017	114,485
Investment properties	23,100	22,900
Goodwill	378,967	105,293
Deferred charter hire	773,760	604,890
Interests in associates	1,173	60
Fishing vessel and fishmeal processing plant licenses	227,718	–
Other intangible assets	2,728	2,728
	2,137,463	850,356
CURRENT ASSETS		
Inventories	636,211	836,313
Trade receivables	645,132	1,377,360
Other receivables and prepayments	779,916	315,672
Current portion of deferred charter hire	107,640	107,640
Bills receivable	116,044	107,210
Advances to suppliers	315,900	–
Tax recoverable	831	549
Pledged deposits	173	70
Bank balances and cash	790,194	176,681
	3,392,041	2,921,495
CURRENT LIABILITIES		
Trade payables	71,290	46,123
Other payables	224,776	56,609
Income tax payable	10,762	6,675
Amounts due to Pacific Andes International Holdings Limited and its subsidiaries	3,965	2,682
Dividend payable	43,512	–
Current portion of finance leases	20,986	–
Bank advances drawn on bills and discounted trade receivables with insurance coverage	125,460	117,856
Current portion of interest-bearing bank borrowings	698,240	1,558,135
	1,198,991	1,788,080
NET CURRENT ASSETS	2,193,050	1,133,415
NON-CURRENT LIABILITIES		
Finance leases	29,673	–
Interest-bearing bank borrowings	471,574	137,609
Senior notes payable	1,681,253	–
Deferred tax liabilities	110,165	570
	2,292,665	138,179
NET ASSETS	2,037,848	1,845,592
CAPITAL AND RESERVES		
Share capital	576,595	576,595
Reserves	767,758	709,774
Attributable to equity holders of PAH	1,344,353	1,286,369
Minority interests	693,495	559,223
TOTAL EQUITY	2,037,848	1,845,592

Notes:

a. Goodwill arose from (i) the acquisition of interest in CFIL by the Group in 2004 and represent the excess of consideration paid over the fair value of net assets of CFIL at the respective dates of acquisition of interests in equity of CFIL; (ii) the acquisition of a 100% equity interest in a Peruvian fishing company, Procesadora del Carmen S.A., by China Fishery in 1QFY2007; (iii) the acquisition of a 100% equity interest in a Peruvian fishmeal processing company, Alexandra S.A.C., by China Fishery in 3QFY2007; and (iv) the acquisition of a 100% equity interest in a Peruvian fishing company, Pesquera Isla Blanca S.A., by China Fishery in 3QFY2007.

b. Deferred charter hire represent the prepayment made by CFIL for long term chartering of fishing vessels.

2. Earnings per ordinary share

	PAH Group Third quarter ended 31.12.2006	31.12.2005	PAH Group Nine months ended 31.12.2006	31.12.2005
Earnings per ordinary share				
(i) Based on weighted average number of ordinary shares in issue; and	HK4.70 cents	HK3.91 cents	HK24.41 cents	HK17.31 cents
(ii) On a fully diluted basis	HK4.70 cents	HK3.91 cents	HK24.41 cents	HK17.25 cents

3. Net asset value per ordinary share

	PAH Group 31.12.2006	31.03.2006
Net asset backing per ordinary share based on existing issued share capital as at the end of period reported on	HK$3.08	HK$2.79

acquisitions made by China Fishery in Peru. This was offset by a significant rise in other income to HK$29.5 million, which is mainly attributable to a foreign exchange gain arising from the PAH Group's new Peruvian operations.

Correspondingly, the PAH Group increased its net profit for the period by 46.6% to HK$51.2 million, from HK$34.9 million the same quarter last year. Net profit attributable to equity holders of PAH increased 20.2% to HK$31.1 million, from HK$25.9 million in 3QFY2006.

3QFY2007 gross profit margin improved to 18.3% from 11.8% year-on-year, while net profit margin before minority interests increased to 7.0% from 5.3%.

Balance Sheet (as at 31 December 2006 compared to 31 March 2006)
Total current assets held by the PAH Group increased by 16.0% to HK$3.4 billion as at 31 December 2006, from HK$2.9 billion as at 31 March 2006. Inventory levels and trade receivables were lower in line with the fishing off-peak season, which extends throughout the second half of every calendar year. Advances to suppliers of HK$315.9 million were related to the PAH Group's securing of stocks under its Frozen Fish SCM business for 4QFY2007.

The increase in other debtors, deposits and prepayments to HK$779.9 million from HK$315.7 million was due to China Fishery's advances to arrangers in securing two new VOAs that were signed in January 2007, subsequent to the end of the period. Net jump in cash and bank balances to HK$790.4 million was largely attributable to net proceeds gained from the issuance of senior notes by China Fishery's wholly owned Peruvian subsidiary CFG Investment SAC ("CFG Investment") in December 2006.

Non-current assets increased 160.0% from HK$850.4 million to HK$2.2 billion, due mainly to assets gained by China Fishery's Peruvian acquisitions over 9MFY2007. These primarily included property, plant and equipment, fishing vessel and fishmeal processing plant licenses acquired in Peru, as well as capitalized payments made in relation to China Fishery's VOAs.

Current liabilities decreased from HK$1.8 billion to HK$1.2 billion. The impact of a decrease in current portion of interest-bearing bank borrowings from HK$1.6 billion to HK$698.2 million on repayment by the PAH Group outstripped the increase in other payables from HK$56.6 million to HK$219.7 million, which in turn due to the accrual of expenses arising from the Peruvian operations and the senior notes issue by CFG Investment.

Non-current liabilities increased from HK$138.2 million to HK$2.4 billion, mainly attributed to CFG Investment's issuance of senior notes for the principal amount of US$225 million (approximately HK$1.8 billion). Besides financing China Fishery's Peruvian expansion, the notes issue will help achieve an enlarged and more stable capital structure for China Fishery, as well as enhance returns on equity.

5. A commentary at the date of the announcement of the competitive conditions of the industry in which the PAH Group operates and any known factors or events that may affect the PAH Group in the next reporting period and next 12 months.

The management maintains a positive outlook on the global demand for fish products, notably in the PRC market. With rising affluence, Chinese demand for fish has been steadily increasing. As domestic production has been insufficient in meeting total demand, the country has been turning to imports to increase supply; import volumes of fish in the PRC has in fact increased by a compounded annual growth rate of about 15% in the last decade. Going forward, this will underpin the growth of the PAH Group's Frozen Fish Supply chain management ("Frozen Fish SCM") business, which is largely focused on the PRC market.

The PAH Group is also progressively enhancing the value of its investment in China Fishery Group Limited ("China Fishery"), which heads the PAH Group's fishing division. In January 2007, China Fishery announced the signing of its Third and Fourth Vessel Operating Agreements ("VOAs"), which increased the number of supertrawlers that the PAH Group operates to 23, from 14 as at the end of 9MFY2007. With the additional supertrawlers, the PAH Group will increase its planned harvest volume in the North Pacific Ocean to no less than 270,000 tonnes for the calendar year of 2007, up from the 140,000 tonnes harvested from this region in 2006. Increasing harvest volumes will allow the PAH Group to capture effectively the upside presented by continued rising global demand for fish and robust product prices.

At the same time, China Fishery's series of strategic acquisitions in Peru over 9MFY2007 has also given the PAH Group a presence in the South American country, which is the world's largest producer of fishmeal and second largest producer of fish. This will not only add fishmeal processing as a new revenue stream for the PAH Group, but also open up a range of fresh opportunities for the PAH Group in terms of new markets, products and suppliers for its Frozen Fish SCM business.

Subsequent to the end of 9MFY2007, China Fishery has also completed its first placement post-listing of 29 million new shares to global institutional investors. As a result, the PAH Group's effective interest in China Fishery is now 28.8%, from 31.1% previously. The management believes that the mid- to long-term benefits of the placement will mitigate the short-term dilution if its interest in China Fishery, as this exercise will improve the liquidity of China Fishery's shares, and also enlarge its capital base in preparation for future development. The PAH Group will register an exceptional gain from the proceeds of this placement in 4QFY2007.

In view of the abovementioned developments, and barring unforeseen circumstances, the management is confident that the PAH Group's results for FY2007 will exceed that achieved in FY2006.

By order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 14 February 2007

As at the date of this announcement, the executive directors of the Company are Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Lew V. Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

* *For identification purpose only.*

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：1174)

太平洋恩利(控股)有限公司
截至二零零六年十二月三十一日止第三季及九個月之未經審核業績公布

太平洋恩利國際控股有限公司(「本公司」)董事會(「董事」)欣然公布本公司擁有65%權益之附屬公司太平洋恩利(控股)有限公司(「恩利控股」，其股份於新加坡證券交易所有限公司上市)及其附屬公司(「恩利控股集團」)截至二零零六年十二月三十一日止第三季及九個月之未經審核綜合業績。

本公布為恩利控股遵照新加坡證券交易所有限公司上市手冊於二零零七年二月十四日所作公布之概要。以下恩利控股集團截至二零零六年十二月三十一日止第三季及九個月之未經審核綜合業績，乃根據香港聯合交易所有限公司證券上市規則第13.09條之披露責任作出。

恩利控股集團之未經審核綜合財務報表乃根據新加坡財務報告準則之規定妥善編製，並於二零零七年二月十四日在新加坡證券交易所有限公司網站 www.sgx.com公布。

1(a). 截至二零零六年十二月三十一日止第三季及九個月之未經審核綜合收益表

	恩利控股集團					
	截至下列日期止第三季			截至下列日期止九個月		
	二零零六年十二月三十一日	二零零五年十二月三十一日	增加／(減少)	二零零六年十二月三十一日	二零零五年十二月三十一日	增加／(減少)
	千港元	千港元	%	千港元	千港元	%
營業額	732,104	662,374	10.5	2,984,156	2,089,917	42.8
銷售成本	(597,920)	(584,350)	2.3	(2,473,394)	(1,783,117)	38.7
毛利	134,184	78,024	72.0	510,762	306,800	66.5
其他收入	29,496	2,412	1122.9	32,385	3,421	846.7
銷售及分銷支出	(4,203)	(8,652)	(51.4)	(18,139)	(38,096)	(52.4)
行政支出	(50,371)	(12,447)	304.7	(88,326)	(45,906)	92.4
財務支出	(57,654)	(24,649)	133.9	(119,390)	(61,729)	93.4
	51,452	34,688	48.3	317,292	164,490	92.9
所佔聯營公司業績	281	742	(62.1)	1,113	704	58.1
除稅前溢利	51,733	35,430	46.0	318,405	165,194	92.7
稅項	(566)	(530)	6.8	(4,316)	(1,910)	126.0
期內溢利	51,167	34,900	46.6	314,039	163,284	92.4
應佔部分：						
恩利控股權益持有人	31,103	25,881	20.2	161,642	113,196	42.8
少數股東權益	20,064	9,019	122.5	152,447	50,088	204.4
	51,167	34,900	46.6	314,089	163,284	92.4
包括利息收入之其他收入	29,496	2,412	1122.9	32,385	3,421	846.7
借貸利息	(57,654)	(24,649)	133.9	(119,390)	(61,729)	93.4
遞延船舶租賃攤銷	(26,910)	(10,920)	146.4	(80,730)	(27,508)	193.5
折舊支出	(20,232)	(4,246)	376.5	(30,329)	(10,047)	201.9
外匯兌換收益(虧損)	17,957	(174)	10420.1	18,894	(1,078)	1852.7

附註：

a. 於二零零五年七月一日前，恩利控股集團之權益按其於中漁國際有限公司(「中漁國際」)36.93%實際權益列賬，當中計入中漁國際按營業額、支出、資產及負債個別項目於恩利控股集團賬目所佔比例。中漁國際乃按照股東協議作為共同控制實體經營。

隨著中漁國際集團在其控股公司中漁集團有限公司(「中漁」)首次公開發售股份前，於二零零五年七月一日進行重組，股東協議已告終止。恩利控股集團因而分別透過中港漁業有限公司(「中港」)及Golden Target Pacific Limited(「Golden Target」)於中漁股份持有49.9%及2%權益，對合共所持51.9%中漁股份擁有實際控制權。恩利控股集團分別擁有中港及Golden Target 70%及100%權益。自二零零五年七月一日起，中漁為附屬公司，其所有營業額、支出、資產及負債均全部於恩利控股集團賬目綜合計算。

中漁於二零零六年一月首次公開發售股份後，其他股東所持中漁經營業績淨額及資產淨值所佔68.88%列作少數股東權益扣除。上文所闡釋計入營業額、支出、資產及負債之基準變動，導致截至二零零六年十二月三十一日止九個月對比截至二零零五年十二月三十一日止九個月之收益表內多個項目出現波動。

b. 少數股東權益指(i)中漁少數股東應佔溢利及(ii)中港少數股東應佔溢利。

c. 恩利控股集團溢利之重大部分並非源自或產生自任何稅務司法權區，故毋須課稅。

3. 每股普通股之資產淨值

	恩利控股集團	
	二零零六年十二月三十一日	二零零六年三月三十一日
按記錄期間結算日以現有已發行股本為基準之每股普通股資產淨值	3.08港元	2.79港元

4. 恩利控股集團之業務表現回顧，使能對恩利控股集團業務有合理了解。

截至二零零六年十二月三十一日止九個月(「二零零七財政年度首九個月」)與截至二零零五年十二月三十一日止首九個月(「二零零六財政年度首九個月」)

誠如恩利控股集團二零零六財政年度第二季業績所公布及本公布第1(a)節所闡釋，自二零零五年七月一日起，恩利控股集團按中漁全部綜合營業額、支出、資產及負債列賬，並於收益表及資產負債表就中漁少數股東權益作出扣減，而二零零五財政年度則以項目為基準按比例綜合36.9%股本權益，因而導致二零零七財政年度首九個月多個項目對比二零零六財政年度首九個月有所增加。

二零零七財政年度首九個月，恩利控股集團之總營業額由二零零六財政年度首九個月之2,100,000,000港元躍升42.8%至3,000,000,000港元。二零零七財政年度上半年之持續升勢，毛利增長超越營業額，錄得510,800,000港元，較去年同期306,800,000港元上升66.5%。

恩利控股集團於二零零七財政年度首九個月表現強勁，乃基於以下兩項因素：第一、中華人民共和國(「中國」)之魚類需求持續飆升；其次，捕撈部門帶來可觀貢獻，自第二份船舶經營協議(「第二份船舶經營協議」)於二零零六年二月生效後，超級拖網漁船數量倍增至14艘，而北太平洋於申報期間之魚獲數量亦上升74%至約81,000噸。

按業務部門於二零零七財政年度首九個月之營業額分析，恩利控股集團冷凍魚類供應鏈管理(「冷凍魚類供應鏈管理」)業務佔二零零七財政年度首九個月總營業額71.7%，或2,100,000,000港元。捕撈則佔同期28.1%，或839,100,000港元。

按地區分類而言，於二零零七財政年度首九個月，中國仍為恩利控股集團最大市場，佔總營業額2,400,000,000港元或80.3%。此乃由於國內對進口魚類產品之需求日益殷切，以應付本地需求。向日本及韓國作出之銷售顯著上升至293,900,000港元，佔二零零七財政年度首九個月總營業額9.9%，此乃受魚子等高價值魚類產品之銷售上升所推動。透過於二零零六年底在秘魯展開捕撈業務，恩利控股集團首次錄得向南美洲作出之銷售，佔總營業額12,600,000港元或0.4%。西歐及北美洲合共帶來201,400,000港元貢獻，佔總營業額6.7%。

經營開支由145,700,000港元增至225,900,000港元，主要由於中漁近期於秘魯進行收購事項，導致相關行政支出及財務支出上升。有關業務擴充涉及收購多家秘魯公司，包括著名魚粉加工公司Alexandra S.A.C.(「Alexandra」)。於期終，透過此等收購事項，恩利控股集團擁有4個魚粉加工廠、18艘圍網漁船，同時擁有於秘魯之魚粉加工及捕撈牌照。

隨著溢利增長步伐持續較開支急速，期內溢利躍升92.4%至314,100,000港元。計及少數股東權益後，於二零零七財政年度首九個月，恩利控股權益持有人應佔淨溢利為161,600,000港元，較去年同期增加42.8%。

期內，恩利控股集團之毛利及扣除少數股東權益前淨溢利分別由二零零六財政年度首九個月之14.7%及7.8%增至17.1%及10.5%。

二零零七財政年度第三季(「二零零七財政年度第三季」)與二零零六財政年度第三季(「二零零六財政年度第三季」)

於二零零六年十月至十二月期間，恩利控股集團之捕撈部門為盈利增長帶來推動力，更憑藉第二份船舶經營協議，令魚獲數量大增。儘管每年七月至十二月正值捕撈及冷凍魚類供應鏈管理部門之淡季，然而，管理層策劃自北太平洋獲取更豐盛魚獲，帶動捕撈部門於二零零七財政年度第三季之收入較去年增長。該季度錄得營業額732,100,000港元，較二零零六財政年度第三季上升10.5%。

按地區分類而言，於二零零七財政年度第三季，中國仍為恩利控股

d.* 冷凍魚類供應鏈管理(「冷凍魚類供應鏈管理」)部門及由中漁領導之捕撈部門對恩利控股權益持有人應佔淨溢利所作貢獻載列如下:

	恩利控股集團					
	截至下列日期止第三季			截至下列日期止九個月		
	二零零六年十二月三十一日	二零零五年十二月三十一日	增加	二零零六年十二月三十一日	二零零五年十二月三十一日	增加
	千港元	千港元	%	千港元	千港元	%
冷凍魚類供應鏈管理部門	22,036	20,259	8.8	92,757	70,847	30.9
捕撈部門	9,067	5,622	61.3	68,885	42,349	62.7
恩利控股權益持有人應佔淨溢利	31,103	25,881	20.2	161,642	113,196	42.8

(b). **未經審核綜合資產負債表**

	恩利控股集團	
	二零零六年十二月三十一日	二零零六年三月三十一日
	千港元	千港元
非流動資產		
物業、機器及設備	730,017	114,485
投資物業	23,100	22,900
商譽	378,967	105,293
遞延船舶租賃	773,760	604,890
於聯營公司之權益	1,173	60
漁船及魚粉加工廠房牌照	227,718	–
其他無形資產	2,728	2,728
	2,137,463	850,356
流動資產		
存貨	636,211	836,313
貿易應收款項	645,132	1,377,360
其他應收款項及預付款項	779,916	315,672
遞延船舶租賃-即期部分	107,640	107,640
應收票據	116,044	107,210
墊款予供應商	315,900	–
可收回稅項	831	549
已抵押存款	173	70
銀行結存及現金	790,194	176,681
	3,392,041	2,921,495
流動負債		
貿易應付款項	71,290	46,123
其他應付款項	224,776	56,609
應繳所得稅	10,762	6,675
結欠太平洋恩利國際控股有限公司及其附屬公司之款項	3,965	2,682
應付股息	43,512	–
融資租約-即期部分	20,986	–
就已投保票據及貼現貿易應收款項提取之銀行墊款	125,460	117,856
計息銀行借貸-即期部分	698,240	1,558,135
	1,198,991	1,788,080
流動資產淨值	2,193,050	1,133,415
非流動負債		
融資租約	29,673	–
計息銀行借貸	471,574	137,609
優先票據應付款項	1,681,253	–
遞延稅項負債	110,165	570
	2,292,665	138,179
資產淨值	2,037,848	1,845,592
資本及儲備		
股本	576,595	576,595
儲備	767,758	709,774
恩利控股權益持有人應佔權益	1,344,353	1,286,369
少數股東權益	693,495	559,223
權益總額	2,037,848	1,845,592

附註:

a. 商譽源自(i)本集團二零零四年收購中漁國際之權益,乃指已付代價超出中漁國際資產淨值於收購中漁國際權益相關日期的公平值之金額;(ii)中漁於二零零七財政年度第一季收購秘魯捕撈公司Procesadora del Carmen S.A.全部股本權益;(iii)中漁於二零零七財政年度第三季收購秘魯魚粉加工公司Alexandra S. A. C.全部股本權益;及(iv)中漁於二零零七財政年度第三季收購秘魯捕撈公司Pesquera Isla Blanca S.A.全部股本權益。

b. 遞延船舶租賃指中漁國際就長期租賃捕撈船舶支付之預付款項。

2. **每股普通股盈利**

	恩利控股集團		恩利控股集團	
	截至下列日期止第三季		截至下列日期止九個月	
	二零零六年十二月三十一日	二零零五年十二月三十一日	二零零六年十二月三十一日	二零零五年十二月三十一日
每股普通股盈利				
(i) 按已發行普通股之加權平均數為基準;及	4.70港仙	3.91港仙	24.41港仙	17.31港仙
(ii) 按全面攤薄為基準	4.70港仙	3.91港仙	24.41港仙	17.25港仙

集團最大市場,帶來581,000,000港元貢獻,佔總營業額79.4%。日本及韓國迅速發展為第二大市場,佔總營業額72,300,000港元或9.9%。透過於二零零六年底在秘魯展開捕撈業務,恩利控股集團首次錄得向南美洲作出之銷售,佔總營業額12,600,000港元或1.7%。西歐及北美洲合共帶來30,500,000港元貢獻,佔總營業額4.2%。

經營開支由45,700,000港元增至112,200,000港元,主要由於中漁近期於秘魯進行收購事項,導致相關行政支出及財務支出上升。此項開支因其他收入躍升至29,500,000港元而抵銷,而其他收入主要源自恩利控股集團新秘魯業務之匯兌收益。

相對而言,恩利控股集團於期內之淨溢利由去年同一季度34,900,000港元增加46.6%至51,200,000港元。恩利控股權益持有人應佔淨溢利由二零零六財政年度第三季之25,900,000港元增加20.2%至31,100,000港元。

於二零零七財政年度第三季,毛利率由去年同期11.8%改善至18.3%,而除少數股東權益前之純利率則由5.3%上升至7.0%。

資產負債表(截至二零零六年十二月三十一日與截至二零零六年三月三十一日)

恩利控股集團持有之流動資產總值由二零零六年三月三十一日之2,900,000,000港元增加16.0%至二零零六年十二月三十一日之3,400,000,000港元。存貨水平及貿易應收款項較低,此情況與捕撈淡季相符,而此淡季於各年下半年一直持續。向供應商墊款315,900,000港元,與恩利控股集團在二零零七財政年度第四季就其冷凍魚類供應鏈管理業務確保存貨充裕有關。

其他應收款項、訂金及預付款項由315,700,000港元增至779,900,000港元,此乃由於中漁在有關期間結算日後向協辦人墊付款項,以取得兩份已於二零零七年一月簽訂之新船舶經營協議。現金及銀行結存淨額上升至790,400,000港元,大部分源自中漁全資秘魯附屬公司CFG Investment SAC(「CFG Investment」)於二零零六年十二月發行優先票據之所得款項淨額。

非流動資產由850,400,000港元增加160.0%至2,200,000,000港元,主要於中漁在二零零七財政年度首九個月進行秘魯公司收購事項獲取資產所致。該等資產主要包括於秘魯收購之物業、機器及設備、漁船及魚粉加工廠房牌照以及就中漁船舶經營協議撥充資本之款項。

流動負債由1,800,000,000港元減至1,200,000,000港元。計息銀行借貸即期部分由1,600,000,000港元減至698,200,000港元,此項減少不單舒緩恩利控股集團之還款負擔,其影響更擴及其他應付款項,足以彌補其他應付款項由56,600,000港元增至219,700,000港元之增幅,該項增幅乃源自經營秘魯業務及CFG Investment發行優先票據產生之累計開支。

由於CFG Investment發行本金額225,000,000美元(約1,800,000,000港元)之優先票據,非流動負債由138,200,000港元增加至2,400,000,000港元。除撥付中漁擴充秘魯業務所需外,發行票據將有助中漁進一步擴大及穩定其資本架構,同時亦可提高股本回報。

5. **於本公布日期恩利控股集團所從事之行業之競爭條件及於下一個申報期間及未來12個月可能影響恩利控股集團之任何已知因素或事宜之註釋。**

管理層對全球魚類產品需求之前景仍然樂觀,而中國市場之發展更尤其顯著。隨著民生日益富裕,中國對魚類之需求一直穩步上揚。基於本地生產不足以應付整體需求,中國轉為透過進口增加供應。事實上,於過去十年,中國魚類進口量一直按約15%之複合年增長率遞增。展望未來,此情況將加強恩利控股集團主要以中國市場為重點之冷凍魚類供應鏈管理(「冷凍魚類供應鏈管理」)業務之增長。

恩利控股集團亦逐步提高其於中漁集團有限公司(「中漁」)之投資價值,中漁負責領導恩利控股集團旗下捕撈部門之發展。於二零零七年一月,中漁宣布簽訂第三及第四份船舶經營協議(「船舶經營協議」),此舉令恩利控股集團經營之超級拖網漁船數目由二零零七財政年度首九個月14艘增至23艘。憑藉新添之超級拖網漁船,恩利控股集團能在二零零七年將其於北太平洋之計劃魚穫數量,由二零零六年在該區捕撈所得之140,000噸增至不少於270,000噸。魚穫數量飆升,有助恩利控股集團有效掌握全球魚類需求不斷攀升及產品價格上揚所帶來之優勢。

與此同時,中漁於二零零七財政年度首九個月在秘魯進行連串策略收購事項,亦促使恩利控股集團進軍南美洲國家,南美洲國家為全球最大魚粉產地,另就魚類產量計亦雄據全球第二位。此舉不單將魚粉加工業務發展成恩利控股集團之新收入來源,同時亦就冷凍魚類供應鏈管理業務之新市場、產品及供應商各方面,為恩利控股集團帶來無數新機遇。

於二零零七財政年度首九個月之結算日後,中漁亦已完成上市後首次向全球機構投資者配售29,000,000股新股份。因此,恩利控股集團於中漁之實際權益由先前31.1%攤薄至目前28.8%。管理層相信,由於此項配售可改善中漁股份之流通量,亦可擴大其資本基礎,以為日後發展作好準備,故此項配售之中長期利益將可緩和其於中漁之短期權益攤薄影響。恩利控股集團將於二零零七財政年度第四季就此項配售之所得款項錄得特殊收益。

鑑於上述各項發展,且並無不可預見情況,管理層充滿信心,恩利控股集團於二零零七財政年度之業績與二零零六財政年度相比,定能更上一層樓。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

香港,二零零七年二月十四日

於本公布日期,本公司執行董事為黃裕翔先生、鄭鳳英女士、黃裕佳先生、黃裕培先生、黃培圓女士及鄭乃銘先生;本公司獨立非執行董事為劉嘉彥先生、郭琳廣先生及葉文俊先生。

* *僅供識別*

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 1174)

ANNOUNCEMENT IN RELATION TO THE UNAUDITED RESULTS FOR THE YEAR ENDED 31 DECEMBER 2006 OF

CHINA FISHERY GROUP LIMITED

The Board of Directors ("Directors") of Pacific Andes International Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of China Fishery Group Limited ("China Fishery"), the Company's 19% owned subsidiary, the shares which are listed on the Singapore Exchange Securities Trading Limited, and its subsidiaries (the "China Fishery Group") for the year ended 31 December 2006.

This announcement is a summary of the announcement made by China Fishery pursuant to the Listing Manual of the Singapore Exchange Securities Trading Limited on 14 February 2007. Hereinbelow is the unaudited consolidated results of the China Fishery Group for the year ended 31 December 2006, is made pursuant to the disclosure obligation under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The unaudited consolidated financial statements of the China Fishery Group are properly drawn up in accordance with the provision of the Singapore Financial Reporting Standards and are released in the web site of www.sgx.com of the Singapore Exchange Securities Trading Limited on 14 February 2007.

1(a). An income statement (for the China Fishery Group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

The reporting currency of the China Fishery Group is in US dollars.

China Fishery Group Income Statement for the year ended 31 December 2006. These figures have not been audited.

	China Fishery Group Year ended 31.12.2006 *US$'000*	31.12.2005 *US$'000*	Increase/ (decrease) %
Revenue	156,082	90,585	72.3
Charter hire expenses	(31,328)	(15,093)	107.6
Vessel operating costs	(65,459)	(37,589)	74.1
Gross profit	59,295	37,903	56.4
Other operating income	3,458	117	2855.6
Selling expenses	(1,403)	(4,744)	(70.4)
Administrative expenses	(6,635)	(797)	732.5
Finance costs	(5,367)	(1,821)	194.7
Profit before income tax	49,348	30,658	61.0
Income tax	-	-	NM
Profit for the year	49,348	30,658	61.0
Other operating income including interest income	3,458	117	2855.6
Interests on borrowings	(5,367)	(1,821)	194.7
Amortisation of deferred charter hire	(13,800)	(5,600)	146.4
Depreciation expenses	(2,497)	(54)	4524.1
Foreign exchange gain	2,262	3	75300.0

1(b). A balance sheet (for the China Fishery Group), together with a comparative statement as at the end of the immediately preceding financial year.

	China Fishery Group 31.12.2006 *US$'000*	31.12.2005 *US$'000*
ASSETS		
Current assets:		
Cash and cash equivalents	77,467	11,829
Trade receivables	7,859	2,143
Other receivables and prepayments	56,545	20,505
Deferred expenses	12,895	2,730
Inventories	13,343	-
Current portion of deferred charter hire	13,800	5,600
Total current assets	181,909	42,807
Non-current assets:		
Deferred charter hire	99,200	39,200
Property, plant and equipment	82,169	524
Goodwill	35,086	-
Fishing vessel and fishmeal processing plant licenses	29,195	-
Total non-current assets	245,650	39,724
Total assets	427,559	82,531
LIABILITIES AND EQUITY		
Current liabilities:		
Trade payables	8,821	1,448
Other payables and accrued expenses	25,810	845
Current portion of finance leases	2,691	-
Current portion of bank loans	12,260	17,142
Total current liabilities	49,582	19,435
Non-current liabilities:		
Finance leases	3,804	-
Bank loans	30,025	22,858
Senior notes payable	215,545	-
Deferred tax liabilities	14,042	-

With the China Fishery Group's interim suspension of fishing operations in the South Pacific Ocean so as to modify and upgrade selected supertrawlers, freight expenses were reduced, resulting in a decrease in selling expenses for FY2006 to US$1.4 million (approximately HK$10.9 million), from US$4.7 million (approximately HK$36.7 million) in FY2005.

On the China Fishery Group's listing in January 2006, as well as significant expansion of its business over the last one year, finance and administrative expenses for FY2006 rose to US$5.4 million (approximately HK$42.1 million) and US$6.6 million (approximately HK$51.5 million) respectively, from US$1.8 million (approximately HK$14.0 million) and US$0.8 million (approximately HK$6.2 million) in FY2005. Of the finance expenses, US$2.0 million (approximately HK$15.6 million) made in relation to the acquisitions in Peru.

As the China Fishery Group's earnings were not subject to any taxation in FY2006, both profit before tax and profit for the year recorded US$49.3 million (approximately HK$384.5 million).

Gross and net profit margins for FY2006 are 38.0% and 31.6% respectively.

Revenue by Markets

On a geographically segmented basis, the People's Republic of China (the "PRC") remained the China Fishery Group's largest market, as demand for fish rose steadily along with increasing affluence. Sales to this market surged 102.4% to US$78.0 million (approximately HK$608.4 million) in FY2006, from US$38.5 million (approximately HK$300.3 million) in FY2005. It accounted for 50.0% of FY2006 total revenue.

In FY2006, due to the enlarged harvest capacity, the China Fishery Group also increased its output of high-value products such as fish roe. Korea and Japan, being the largest markets for such premium products, increased its contribution to sales significantly by 82.5% to US$54.5 million (approximately HK$425.1 million), from US$29.8 million (approximately HK$232.4 million) in FY2005. Korea and Japan together accounted for 34.9% of FY2006 total revenue.

Similarly, the China Fishery Group was able to process more frozen-at-sea fish fillets onboard its larger fleet of supertrawlers in FY2006. As a result, sales to the European market, which has a preference for such fillets, grew by an encouraging 17.8% to US$19.7 million (approximately HK$153.7 million) in FY2006, from US$16.8 million (approximately HK$131.0 million) in FY2005. Europe accounted for 12.6% of FY2006 total revenue.

Along with the recent expansion into Peru, the China Fishery Group has also gained a new market - South America. For FY2006, the contribution to China Fishery Group total sales remained modest at US$1.6 million (approximately HK$12.5 million), or 1.0%. As the China Fishery Group's operations in this region continue to strengthen, the business volume derived from this market is expected to enlarge.

Balance Sheet

The China Fishery Group, via its Peru-domiciled subsidiary CFG Investment SAC ("CFG Investment"), issued US$225 million (approximately HK$1.8 billion) in 7-year senior notes to global investors in December 2006. To mature in 2013, the notes carry an annual coupon of 9.25%, which will be paid semi-annually in arrears commencing on 19 June 2007. Proceeds of the notes issue are principally being used to finance the China Fishery Group's acquisition programmes in Peru.

Accordingly, the China Fishery Group's current assets increased substantially to US$181.9 million (approximately HK$1,418.8 million) as at 31 December 2006 from US$42.8 million (approximately HK$333.8 million) as at 31 December 2005, mainly in tandem with net proceeds received from the notes issue, as well as higher sales and capitalized payments made in relation to the China Fishery Group's VOAs. Inventory was also recorded for the first time with the China Fishery Group's acquisition of Alexandra in late October 2006. The China Fishery Group maintained a healthy level of cash and cash equivalents of US$77.5 million (approximately HK$604.5 million).

Through the series of strategic acquisitions made in Peru over FY2006, the China Fishery Group also boosted its non-current assets to US$245.7 million (approximately HK$1,916.5 million) as at the end of the year, from US$39.7 million (approximately HK$309.7 million) one year ago. These include 4 fishmeal processing plants and 18 purse seiner vessels, which come attached with valuable fishmeal processing and fishing licences. Non-current assets as at the end of FY2006 also included deferred charter hire fees from the China Fishery Group's two VOAs.

	263,416	22,858
Capital and reserves:		
Share capital	36,204	30,504
Reserves	78,357	9,734
Total equity	114,561	40,238
Total liabilities and equity	427,559	82,531

2. **Earnings per ordinary share of the China Fishery Group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.**

	China Fishery Group Year ended 31.12.2006	31.12.2005
Earnings per ordinary share		
(a) Based on weighted average number of ordinary shares on issue; and	US13.77 cents	US10.05 cents
(b) On a fully diluted basis	N/A	N/A
The calculation of the basic and diluted earnings per share is based on the following data: Earnings	US$49,348,000	US$30,658,000
Number of ordinary shares used in calculation of basic earnings per share *(Note)*	358,292,055	305,040,000

Note: For comparative purpose, the earnings per share for the year ended 31 December 2005 is calculated using the China Fishery Group's profit for the year ended 31 December 2005 of US$30,658,000 (approximately HK$239,132,000) divided by the pre-invitation number of share capital as at 25 January 2006 of 305,040,000. Diluted earnings per share is not applicable as there is no convertibles on the China Fishery's shares.

3. **Net asset value (for China Fishery Group) per ordinary share based on issued share capital of the China Fishery:**

	China Fishery Group 31.12.2006	31.12.2005
Net asset value per ordinary share based on existing issued share capital as at the end of period reported on	US$0.32	US$0.11

For comparative purpose, the net asset value per ordinary share is calculated using the China Fishery Group's net asset value for the year as at the end of the year of US$114,561,000 (approximately HK$893,576,000) (31.12.2005: US$40,238,000 (approximately HK$313,856,000)) and China Fishery's net asset value at the end of the year of US$78,896,000 (approximately HK$615,389,000) (31.12.2005: US$38,609,000 (approximately HK$301,150,000)) divided by post-invitation number of share capital as at 25 January 2006 of 362,040,000.

4. **A review of the performance of the China Fishery Group, to the extent necessary for a reasonable understanding of the China Fishery Group's business.**

Revenue & Profits

China Fishery Group revenue for the financial year ended 31 December 2006 ("FY2006") jumped 72.3% to US$156.1 million (approximately HK$1,217.6 million) from US$90.6 million (approximately HK$706.7 million), whilst net profit grew 61.0% year-on-year to US$49.3 million (approximately HK$384.5 million) from US$30.7 million (approximately HK$239.5 million). Earnings before interests, tax, depreciation and amortization ("EBITDA") for FY2006 was up 86.2% to US$71.0 million (approximately HK$553.8 million), from US$38.1 million (approximately HK$297.2 million) in FY2005. Despite 4Q being a traditionally low season for fishing activities, the final quarter of FY2006 ("4QFY2006") contributed US$35.1 million (approximately HK$273.8 million) in revenue and US$4.5 million (approximately HK$35.1 million) net profit, compared to US$13.3 million (approximately HK$103.7 million) and US$2.0 million (approximately HK$15.6 million) respectively in 4QFY2005.

Through the commencement of a second Vessel Operating Agreement ("VOA") in February 2006, the China Fishery Group effectively increased its harvest volume from the North Pacific Ocean in FY2006 to approximately 140,000 tonnes, from 72,000 tonnes a year ago. With North Pacific Ocean harvests accounting for 99% of total earnings historically, the China Fishery Group recorded good top-line growth in FY2006. This was supplemented by the China Fishery Group's on-going efforts to optimize fleet deployment and product mix, which resulted in similarly strong bottom-line improvement. North Pacific Ocean harvests contributed US$49.6 million (approximately HK$386.9 million) towards China Fishery Group net profit in FY2006.

With respect to the China Fishery Group's newly acquired Peruvian fishmeal processing company Alexandra SAC ("Alexandra"), a timing difference in shipment has resulted in the fishmeal produced over the two months since the China Fishery Group took over operations in late October 2006 to be booked under inventories as at 31 December 2006. The inventories include 16,700 tonnes of fishmeal, which are valued at US$13.3 million (approximately HK$103.7 million). The products are due for shipment in February 2007. Accordingly, sales and profits from this business segment will be recorded only in the first quarter of FY2007. As a result, the Peruvian operations displayed a temporary net loss of US$1.0 million (approximately HK$7.8 million) for the reporting period.

Consistent with the commencement of the second VOA, costs of sales – which include amortized charter hire expenses and vessel operating costs – increased to US$96.8 million (approximately HK$755.0 million) from US$52.7 million (approximately HK$411.1 million). Gross profit for FY2006 increased 56.4% to US$59.3 million (approximately HK$462.5 million) in FY2006 from US$37.9 million (approximately HK$295.6 million) in FY2005.

On the other hand, current liabilities increased to US$49.6 million (approximately HK$386.9 million) from US$19.4 million (approximately HK$151.3 million), due mainly to an increase in trade and other payables and accrued expenses arising from the Peruvian operations and notes issue by CFG Investment.

Non-current liabilities rose from US$22.9 million (approximately HK$178.6 million) as at 31 December 2005 to US$263.4 million (approximately HK$2,054.5 million) as at 31 December 2006, largely attributed to the aforementioned issuance of US$225 million (approximately HK$1.8 billion) in senior notes by CFG Investment.

Owing to increased accumulated profits and the issue of new shares on the China Fishery Group's listing in January 2006, total equity increased 184.7% to US$114.6 million (approximately HK$893.9 million) as at 31 December 2006, compared to US$40.2 million (approximately HK$313.6 million) as at 31 December 2005.

5. **A commentary at the date of the announcement of the competitive conditions of the industry in which the China Fishery Group operates and any known factors or events that may affect the China Fishery Group in the next reporting period and next 12 months.**

North Pacific Operations

In January 2007, the China Fishery Group entered into its Third and Fourth Vessel Operating Agreements ("VOAs"), which together increased the total number of supertrawlers that the China Fishery Group operates to 23, from 14 as at the end of FY2006. With the additional supertrawlers, the China Fishery Group has increased its planned harvest volume in FY2007 to no less than 270,000 tonnes, from the 140,000 tonnes harvested from this region in FY2006. Increasing harvest volumes will allow the China Fishery Group to capture effectively the upside presented by continued rising global demand for fish and robust product prices.

Management is also currently in negotiations to bring the terms of the Fourth VOA from a daily charter hire basis to a long-term prepaid charter hire basis, which if concluded, could reduce charter hire expenses payable under this VOA significantly. Looking ahead, VOAs will continue to be an integral part of the China Fishery Group's growth strategy, as they allow the China Fishery Group to improve its earnings from this business segment in a scalable manner. With a growing fishing fleet, the China Fishery Group is also better positioned to further optimize fleet deployment and enjoy greater economies of scale.

South Pacific Operations

In October 2006, the China Fishery Group completed its flagship acquisition of leading Peruvian fishmeal processing company Alexandra S.A.C. ("Alexandra"), whose assets include 13 licensed purse seiner vessels and 4 fishmeal processing plants located strategically along the Peruvian coast. Alongside this acquisition, the China Fishery Group also purchased several other small-sized Peruvian fishing companies in FY2006; these provided the China Fishery Group with 5 additional purse seiner vessels and their respective fishing licences. As at the date of this announcement, the China Fishery Group owned a total of 18 purse seiner vessels.

Acquiring Alexandra has enabled the China Fishery Group to establish an immediate foothold in Peru - one of the world's most important fisheries and the top producer country of fishmeal. With fishmeal prices steadied at very strong levels, the Peruvian fishmeal operations offered a viable revenue stream for the China Fishery Group. Apart from being a good complement to the China Fishery Group's current business, it also allows the China Fishery Group to swiftly establish a logistical base for its South Pacific Ocean operations, which the China Fishery Group intends to grow over the next few years.

The additional vessel acquisitions were made in light of the fact that increasing the number of purse seiner vessels will allow the China Fishery Group to harvest more Peruvian Anchovy – the key raw material used in fishmeal processing. This will reduce the China Fishery Group's reliance on Peruvian Anchovy purchases from third parties, allow the China Fishery Group to increase utilization of its fishmeal processing capacities and lower down the production costs. As such, the China Fishery Group expects to maintain an active lookout for appropriate vessel acquisition opportunities in Peru.

Capital Structuring

As mentioned in Note (4), the China Fishery Group issued US$225 million (approximately HK$1.8 billion) in senior notes in December 2006. The three key benefits of this exercise are: to stabilise the China Fishery Group's capital structure for long-term growth, enhance capital flexibility and returns on equity.

In February 2007, the China Fishery Group also completed its first placement post-listing of 29 million new shares to global institutional investors. These shares represent 7.4% of the China Fishery's enlarged share capital of 391,040,000 shares. The placement was aimed at improving liquidity of the China Fishery's shares, as well as enlarging its capital base to support future development.

In view of the abovementioned developments, and barring unforeseen circumstances, Management is confident that the China Fishery Group will achieve higher profits in FY2007.

By order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 14 February 2007

As at the date of this announcement, the executive directors of the Company are Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Lew V. Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

* *For identification purpose only*

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：1174)

中漁集團有限公司

截至二零零六年十二月三十一日止年度
未經審核業績公布

太平洋恩利國際控股有限公司(「本公司」)之董事會(「董事」)欣然公布本公司擁有19%權益之附屬公司中漁集團有限公司「中漁」,其股份於新加坡證券交易所有限公司上市及其附屬公司(「中漁集團」)截至二零零六年十二月三十一日止年度之未經審核綜合業績。

本公布為中漁根據新加坡證券交易所有限公司上市手冊於二零零七年二月十四日所作公布之概要。以下為根據香港聯合交易所有限公司證券上市規則第13.09條項下之披露責任而刊發之中漁集團截至二零零六年十二月三十一日止年度未經審核綜合業績。

中漁集團之未經審核綜合財務報表,乃根據新加坡財務報告準則之規定妥善編製,並於二零零七年二月十四日於新加坡證券交易所有限公司網站www.sgx.com公布。

1(a). 中漁集團收益表,連同上一個財政年度同期之比較報表。

中漁集團以美元作呈報貨幣。

中漁集團截至二零零六年十二月三十一日止年度之收益表。此等數字未經審核。

	中漁集團 截至下列日期止年度 二零零六年 十二月 三十一日 千美元	二零零五年 十二月 三十一日 千美元	增加/ (減少) %
營業額	156,082	90,585	72.3
船舶租賃支出	(31,328)	(15,093)	107.6
船舶經營成本	(65,459)	(37,589)	74.1
毛利	59,295	37,903	56.4
其他經營收入	3,458	117	2855.6
銷售支出	(1,403)	(4,744)	(70.4)
行政支出	(6,635)	(797)	732.5
財務支出	(5,367)	(1,821)	194.7
除所得稅前溢利	49,348	30,658	61.0
所得稅	–	–	無意義
本年度溢利	49,348	30,658	61.0
包括利息收入之其他經營收入	3,458	117	2855.6
借貸利息	(5,367)	(1,821)	194.7
遞延船舶租賃攤銷	(13,800)	(5,600)	146.4
折舊支出	(2,497)	(54)	4524.1
外匯兌換收益	2,262	3	75300.0

1(b). 中漁集團之資產負債表,連同上一個財政年度結算日之比較報表。

	中漁集團 二零零六年 十二月三十一日 千美元	二零零五年 十二月三十一日 千美元
資產		
流動資產:		
現金及現金等值項目	77,467	11,829
貿易應收款項	7,859	2,143
其他應收款項及預付款項	56,545	20,505
遞延開支	12,895	2,730
存貨	13,343	–
遞延船舶租賃-即期部分	13,800	5,600
流動資產總值	181,909	42,807
非流動資產:		
遞延船舶租賃	99,200	39,200
物業、機器及設備	82,169	524
商譽	35,086	–
漁船及魚粉加工廠房牌照	29,195	–
非流動資產總值	245,650	39,724
資產總值	427,559	82,531

元)。該等貨品於二零零七年二月到期付運。因此,源自此項業務分部之銷售及溢利於二零零七年財政年度首季方始入賬。因此,秘魯業務於申報期間錄得暫時淨虧損1,000,000美元(約7,800,000港元)。

包括經攤銷船舶租賃開支及船舶經營成本之銷售成本,由52,700,000美元(約411,100,000港元)增至96,800,000美元(約755,000,000港元),此升幅與開展第二份船舶經營協議相符。二零零六財政年度之毛利由二零零五財政年度37,900,000美元(約295,600,000港元)增加56.4%至59,300,000美元(約462,500,000港元)。

中漁集團為改進及升級所選用之超級拖網漁船,暫停在南太平洋之捕撈業務,致令貨運支出減少,而二零零六財政年度之銷售開支因而由二零零五財政年度之4,700,000美元(約36,700,000港元)減至1,400,000美元(約10,900,000港元)。

隨著中漁集團於二零零六年一月上市,加上過去一年大幅擴充業務,導致二零零六財政年度之財務及行政支出分別由二零零五財政年度之1,800,000美元(約14,000,000港元)及800,000美元(約6,200,000港元),上升至5,400,000美元(約42,100,000港元)及6,600,000美元(約51,500,000港元)。財務支出中,2,000,000美元(約15,600,000港元)與在秘魯進行收購事項有關。

由於中漁集團在二零零六財政年度毋須就盈利繳納任何稅項,故除稅前溢利及本年度溢利均錄得49,300,000美元(約384,500,000港元)。

二零零六財政年度之毛利率及邊際淨溢利分別為38.0%及31.6%。

按市場劃分之營業額

就地域分部而言,由於魚類需求穩定上升,加上國民日趨富裕,中華人民共和國(「中國」)仍然為中漁集團最大市場。於二零零六財政年度,向此市場作出之銷售由二零零五財政年度之38,500,000美元(約300,300,000港元)飆升102.4%至78,000,000美元(約608,400,000港元),並佔二零零六財政年度總營業額50.0%。

於二零零六財政年度,由於魚糧產能有所提升,中漁集團亦提高魚子等高價值產品之產量。韓國及日本為此類高級產品之最大市場,所帶來之銷售貢獻由二零零五財政年度29,800,000美元(約232,400,000港元)大幅增加82.5%至54,500,000美元(約425,100,000港元)。於二零零六財政年度,韓國及日本合共佔總營業額34.9%。

同樣地,於二零零六財政年度,中漁集團能在其更大規模之超級拖網漁船船隊上,加工更多海上急凍魚柳。因此,向對偏好此種魚柳之歐洲市場作出之銷售,由二零零五財政年度之16,800,000美元(約131,000,000港元)增加17.8%至19,700,000美元(約153,700,000港元),成績令人鼓舞。歐洲佔二零零六財政年度總營業額12.6%。

隨著最近將業務擴展至秘魯,中漁集團亦成功進軍新市場:南美洲。於二零零六財政年度,向中漁集團總銷售額作出之貢獻維持於溫和水平,錄得1,600,000美元(約12,500,000港元)或1.0%。由於中漁集團持續加強發展該區之業務,預期此市場帶來之營業額將有所增加。

資產負債表

中漁集團透過其註冊地為秘魯之附屬公司CFG Investment SAC(「CFG Investment」),於二零零六年十二月向全球投資者發行本金額225,000,000美元(約1,800,000,000港元)之七年期優先票據。該等票據將於二零一三年到期,以票面息率9.25厘計算年息,並將於二零零七年六月十九日起每半年派息。發行該等票據之所得款項主要用作撥付中漁集團在秘魯進行收購事項所需。

因此,於二零零六年十二月三十一日,中漁集團之流動資產由二零零五年十二月三十一日之42,800,000美元(約333,800,000港元)大幅增加至181,900,000美元(約1,418,800,000港元),增幅主要與發行票據所得款項淨額,以

負債及資金		
流動負債：		
貿易應付款項	8,821	1,448
其他應付款項及未付款項	25,810	845
融資租約－即期部分	2,691	–
銀行貸款－即期部分	12,260	17,142
流動負債總額	49,582	19,435
非流動負債：		
融資租約	3,804	–
銀行貸款	30,025	22,858
應付優先票據	215,545	–
遞延稅項負債	14,042	–
	263,416	22,858
資本及儲備：		
股本	36,204	30,504
儲備	78,357	9,734
資金總額	114,561	40,238
負債及資金總額	427,559	82,531

2. **中漁集團於本記錄財政期間及上一個財政年度同期，經扣除優先股息之任何撥備之每股普通股盈利。**

	中漁集團 截至下列日期止年度 二零零六年 十二月三十一日	中漁集團 截至下列日期止年度 二零零五年 十二月三十一日
每股普通股盈利		
(a) 按已發行普通股之加權平均數為基準；及	13.77美仙	10.05美仙
(b) 按全面攤薄為基準	不適用	不適用
每股基本及攤薄盈利乃按下列數據為基準計算：		
盈利	49,348,000美元	30,658,000美元
計算每股基本盈利所用普通股數目（*附註*）	358,292,055	305,040,000

附註：作比較用途，截至二零零五年十二月三十一日止年度之每股盈利，乃按中漁集團於截至二零零五年十二月三十一日止年度之溢利30,658,000美元（約239,132,000港元）除於二零零六年一月二十五日公開發售前股本305,040,000股股份計算。由於中漁股份並無轉換權，故每股攤薄盈利並不適用。

3. **中漁集團之每股普通股資產淨值，乃按中漁於以下期間結算日之已發行股本計算：**

	中漁集團 二零零六年 十二月三十一日	中漁集團 二零零五年 十二月三十一日
按記錄期間結算日現有已發行股本為基準之每股普通股資產淨值	0.32美元	0.11美元

作比較用途，每股普通股資產淨值乃按中漁集團於本年度結算日之資產淨值114,561,000美元（約893,576,000港元）（二零零五年十二月三十一日：40,238,000美元（約313,856,000港元））及中漁於本年度結算日之資產淨值78,896,000美元（約615,389,000港元）（二零零五年十二月三十一日：38,609,000美元（約301,150,000港元））除於二零零六年一月二十五日之公開發售後股本362,040,000股股份計算。

4. **中漁集團業務表現回顧，使能對中漁集團業務有合理了解。**

營業額及溢利

中漁集團截至二零零六年十二月三十一日止財政年度（「二零零六財政年度」）之營業額，由90,600,000美元（約706,700,000港元）躍升72.3%至156,100,000美元（約1,217,600,000港元），而淨溢利由30,700,000美元（約239,500,000港元）按年增加61.0%至49,300,000美元（約384,500,000港元）。二零零六財政年度之除利息、稅項、折舊及攤銷前盈利（「EBITDA」），由二零零五財政年度之38,100,000美元（約297,200,000港元）飆升86.2%至71,000,000美元（約553,800,000港元）。儘管第四季傳統上為捕撈活動之淡季，然而，二零零六財政年度最後一季（「二零零六財政年度第四季」）仍能帶來營業額及淨溢利貢獻分別35,100,000美元（約273,800,000港元）及4,500,000美元（約35,100,000港元），而二零零五財政年度第四季則分別錄得13,300,000美元（約103,700,000港元）及2,000,000美元（約15,600,000港元）。

透過於二零零六年二月開展第二份船舶經營協議（「船舶經營協議」），中漁集團於二零零六財政年度有效提高其於北太平洋之魚穫數量，由去年72,000噸增至約140,000噸。基於北太平洋魚穫以往佔總盈利99%，中漁集團於二零零六財政年度全年錄得理想收入增長。中漁集團一直致力令船隊調配及產品組合臻至完善，亦為可觀收入另一助力，同樣帶動業績大幅改善。北太平洋魚穫於二零零六財政年度為中漁集團帶來49,600,000美元（約386,900,000港元）之淨溢利貢獻。

就中漁集團新收購之秘魯魚粉加工公司Alexandra SAC（「Alexandra」）方面，由於船期出現偏差，致令自中漁集團於二零零六年十月底接管有關業務起計兩個月內所生產之魚粉，於二零零六年十二月三十一日入賬列作存貨。存貨包括16,700噸魚粉，價值13,300,000美元（約103,700,000港元）。

透過於二零零六財政年度在秘魯進行連串策略收購事項，中漁集團之非流動資產亦由去年之39,700,000美元（約309,700,000港元）躍升至年結日之245,700,000美元（約1,916,500,000港元）。此等收購事項包括4個魚粉加工廠，18艘圍網漁船，同時附帶其具價值之魚粉加工及捕撈牌照。二零零六財政年度年結日，非流動資產亦包括中漁集團兩份船舶經營協議之遞延船舶租賃費用。

另一方面，流動負債由19,400,000美元（約151,300,000港元）增至49,600,000美元（約386,900,000港元），主要由於秘魯業務產生之貿易及其他應付款項以及未付款項增加，加上CFG Investment發行票據所致。

非流動負債由二零零五年十二月三十一日之22,900,000美元（約178,600,000港元）上升至二零零六年十二月三十一日之263,400,000美元（約2,054,500,000港元），主要原因為上述CFG Investment發行本金額225,000,000美元（約1,800,000,000港元）優先票據。

由於累計溢利增加及中漁集團於二零零六年一月上市所發行新股份，資金總額由二零零五年十二月三十一日之40,200,000美元（約313,600,000港元）增加184.7%至二零零六年十二月三十一日之114,600,000美元（約893,900,000港元）。

5. **於本公布日期中漁集團所從事行業之競爭條件及於下一個申報期間及未來12個月可能影響中漁集團之任何已知因素或事宜之註釋。**

北太平洋業務

二零零七年一月，中漁集團訂立第三及第四份船舶經營協議（「船舶經營協議」），兩份協議合共令中漁集團運作之超級拖網漁船總數，由二零零六財政年度年結日之14艘增至23艘。憑藉新增之超級拖網漁船，中漁集團能在二零零七財政年度將其北太平洋之計劃魚穫數量，由二零零六財政年度捕撈所得之140,000噸，增加至不少於270,000噸。魚穫數量上升，有助中漁集團有效掌握全球魚類需求持續攀升及產品價格上揚所帶來之優勢。

管理層現正磋商，將第四份船舶經營協議之條款由每日支付船舶租賃款項之基準，轉為長期預付船舶租賃款項，如能落實，此舉可能大大減低船舶經營協議項下應付船舶租賃支出。展望未來，由於船舶經營協議致使中漁集團能大幅改善此項業務分部之盈利，故將繼續為中漁集團發展策略之重要一環。隨着捕撈船隊不斷壯大，中漁集團亦能準備就緒，令船隊調配更臻完善，同時享有更大規模經濟效益。

南太平洋業務

二零零六年十月，中漁集團完成著名秘魯魚粉加工公司Alexandra S.A.C.（「Alexandra」）之重大收購事項，該公司資產包括13艘持牌圍網漁船及4家策略性設於秘魯沿岸之魚粉加工廠。除此項收購外，中漁集團亦於二零零六財政年度收購多家其他小型秘魯捕撈公司，此舉為中漁集團帶來額外5艘圍網漁船及相關捕撈牌照。於本公布日期，中漁集團合共擁有18艘圍網漁船。

收購Alexandra，令中漁集團於全球漁業重鎮及領先魚粉供應國之一秘魯建立即時據點。由於魚粉價格高企，秘魯魚粉業務為中漁集團帶來持續收入來源。除作為中漁集團現有業務之強勁助力外，該業務亦令中漁集團迅速於南太平洋業務建立物流基地，中漁集團擬於未來數年於南太平洋發展業務。

鑑於增加圍網漁船數目有助中漁集團捕獲更多秘魯鯷魚，而鯷魚為魚粉加工之主要原料，故本集團進一步購入船舶。此舉將減少中漁集團依賴第三方採購秘魯鯷魚，令中漁集團更全面發揮其魚粉加工能力，同時減低生產成本。因此，中漁集團預期，將繼續積極於秘魯尋求合適之船舶購置機會。

資本重組

誠如附註(4)所述，中漁集團於二零零六年十二月發行本金額225,000,000美元（約1,800,000,000港元）之優先票據。發行優先票據之三大好處為：鞏固中漁集團之資本架構，為長遠發展扎穩根基，提高資金之靈活彈性，以及增加發展潛力及股本回報。

於二零零七年二月，中漁集團亦完成上市後首次向全球機構投資者配售29,000,000股新股份。此等股份相當於中漁集團由391,040,000股股份組成之經擴大股本7.4%。配售目的為改善中漁集團股份之流通量，同時擴大其資本基礎，以支持未來發展。

鑑於上述各項發展，且並無不可預見情況，管理層充滿信心，中漁集團將於二零零七財政年度獲取更豐碩溢利。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

香港，二零零七年三月十四日

於本公布日期，本公司執行董事為黃裕翔先生、鄭淑英女士、黃裕佳先生、黃裕培先生、黃培圓女士及鄭乃銘先生；本公司獨立非執行董事為劉嘉彥先生、郭琳廣先生及葉文俊先生。

* *僅供識別*

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 1174)

PLACEMENT OF 29,000,000 NEW ORDINARY SHARES OF US$0.10 EACH IN THE CAPITAL OF A SUBSIDIARY OF PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

The Board is pleased to announce that China Fishery Group Limited ("**China Fishery**") has today received in-principle approval from the Singapore Exchange Securities Trading Limited ("**SGX-ST**") for the listing and quotation of 29,000,000 new ordinary shares of par value US$0.10 each (the "**Placement Shares**") on the Official List of the SGX-ST (the "**Listing**"). The in-principle approval for the Listing was granted subject to certain conditions.

The Placement Shares will be issued and alloted on the date of this announcement and are expected to be listed and quoted on the Official List of the SGX-ST on 1 February 2007.

The Board of Directors (the "**Board**") of the Company refers to the announcement dated 24 January 2007 (the "**Announcement**") made by the Company in connection with the placement of the Placement Shares in the capital of the China Fishery at a placement price of S$3.98 (approximately HK$20.17) for each Placement Share (the "**Placement**").

The Board is pleased to announce that China Fishery has today received in-principle approval from the SGX-ST for the listing and quotation of the Placement Shares on the Official List of the SGX-ST.

The in-principle approval for the Listing was granted subject to the following conditions:

(a) compliance with the SGX-ST's listing requirements and guidelines:

(b) submission of an undertaking from China Fishery to:

- (i) make periodic announcements on the use of the placement proceeds as and when the funds from the placement are materially disbursed:
- (ii) provide a status report on the use of the placement proceeds in the annual report of China Fishery; and
- (iii) obtain the approval of China Fishery's Audit Committee before the disbursement of funds arising from the proceeds raised from this placement exercise.

The SGX-ST's in-principle approval is not to be taken as an indication of the merits of the Placement, the Placement Shares, China Fishery or its subsidiaries.

The Placement Shares will be issued and alloted on the date of this announcement and are expected to be listed and quoted on the Official List of the SGX-ST on 1 February 2007.

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

By order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 31 January 2007

As at the date of this announcement, the executive directors of the Company are Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Lew V. Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

* *For identification purpose only.*

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：1174)

配售太平洋恩利國際控股有限公司附屬公司股本中29,000,000股每股面值0.10美元之新普通股

本公佈乃根據上市規則第13.09條作出。

董事會欣然宣佈，中漁集團有限公司(「**中漁**」)今天已獲得新加坡證券交易所有限公司(「**新交所**」)原則上批准29,000,000股每股面值0.10美元之普通股(「**配售股份**」)於新交所官方名單(Official List)上市及報價(「**上市**」)。原則上上市批准乃在若干條件規限下授出。

配售股份將於本公佈日期發行及配發，預期將於二零零七年二月一日在新交所官方名單上市及報價。

本公司董事會(「**董事會**」)茲提述本公司日期為二零零七年一月二十四日之公佈(「**該公佈**」)，內容有關按每股配售股份3.98新加坡元(約20.17港元)之配售價配售中漁股本中之配售股份(「**配售**」)。

董事會欣然宣佈，中漁今天獲得新交所原則上批准配售股份於新交所官方名單上市及報價。

原則上之上市批准有待下列條件達成後授出：

(a) 遵守新交所上市規則及指引；

(b) 中漁作出承諾，以進行下列各項：

(i) 於動用重大配售所得資金時，就配售所得款項用途作出定期公佈；

(ii) 於中漁年報就配售所得款項用途狀況作出報告；及

(iii) 動用來自此項配售事項所得款項之資金前，獲取中漁審核委員會批准。

新交所原則上之批准，不應視作配售事項、配售股份、中漁或其附屬公司價值之指標。

配售股份將於本公佈日期發行及配發，預期將於二零零七年二月一日在新交所官方名單上市及報價。

本公佈乃根據上市規則第13.09條刊發。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

香港，二零零七年一月三十一日

於本公佈日期，本公司之執行董事為黃裕翔先生、鄭鳳英女士、黃裕桂先生、黃裕培先生、黃培圓女士及鄭乃銘先生，而本公司之獨立非執行董事則為劉嘉彥先生、郭琳廣先生及葉文俊先生。

* *僅供識別*

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 1174)

PROPOSED PLACEMENT OF UP TO 29,000,000 NEW ORDINARY SHARES OF US$0.10 EACH IN THE CAPITAL OF A SUBSIDIARY OF PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED

This announcement is made by the Company pursuant to Rule 13.09 of the Listing Rules.

The directors of the Company (the "**Directors**") are pleased to announce that China Fishery Group Limited ("**China Fishery**"), a subsidiary of the Company entered into a placement agreement on 24 January 2007 (the "**Placement Agreement**") with Cazenove & Co. (Singapore) Pte. Limited ("**Cazenove**") and The Hongkong and Shanghai Banking Corporation Limited ("**HSBC**") (collectively the "**Placement Agents**"). The Placement Agents have agreed to subscribe and pay and/or procure subscribers to subscribe and pay for an aggregate of 29,000,000 new ordinary shares of US$0.10 each (the "**Placement Shares**") in the capital of China Fishery at the price of S$3.98 for each Placement Share (the "**Placement**").

The Placement Shares, when issued and fully paid, will rank *pari passu* in all respect with the existing ordinary shares of China Fishery save that they shall not rank for any entitlements, distributions, dividends or rights (if any), the record date in respect of which falls prior to the date of issue of the Placement Shares.

THE PLACEMENT

Subject to the terms and conditions of the Placement Agreement, the Placement Agents have agreed to subscribe and pay and/or procure subscribers to subscribe and pay for an aggregate of 29,000,000 Placement Shares in the capital of China Fishery at the price of S$3.98 (approximately HK$20.17) for each Placement Share in the following portions:

Placement Agent	Number of Placement Shares to be subscribed for	Portion of Aggregate Issue Price
Cazenove	17,400,000	S$69,252,000
HSBC	11,600,000	S$46,168,000
Total	29,000,000	S$115,420,000

CONDITIONS

The Placement is conditional upon, *inter alia*, receipt of in-principal approval of the Singapore Exchange Securities Trading Limited ("**SGX-ST**") for the listing and quotation of the Placement Shares on the Main Board of the SGX-ST and compliance with the conditions (if any) attached to such approval. China Fishery will be submitting an application to the SGX-ST for the listing and quotation of the Placement Shares shortly.

AUTHORISATION TO ISSUE PLACEMENT SHARES

The Placement Shares will be issued and allotted pursuant to the general mandate to allot and issue shares granted by the shareholders of China Fishery by way of an ordinary resolution passed at the Annual General Meeting of China Fishery held on 25 April 2006 ("**AGM**"). The Placement Shares represent approximately 8.0% of the existing issued share capital of China Fishery as at the AGM and approximately 7.4% of the enlarged issued and paid-up share capital of China Fishery.

THE PLACEMENT SHARES

The issue price of S$3.98 (approximately HK$20.17) for each Placement Share represents a discount of 5.9% to the weighted average price of S$4.23 (approximately HK$21.43) for trades done on China Fishery's shares from 9:00 a.m. to 5:00 p.m. on 24 January 2007.

The Placement Shares, when issued and fully paid, will rank *pari passu* in all respects with the existing Shares save that they shall not rank for any entitlements, distributions, dividends or rights (if any), the record date in respect of which falls prior to the date of issue of the Placement Shares.

USE OF PROCEEDS

The net proceeds from the Placement, after deducting expenses pertaining to the Placement, is estimated at S$113.1 million (approximately HK$572.8 million). China Fishery intends to utilise the net proceeds in the following manner:

(i) approximately S$62 million (approximately HK$314 million) will be used for the prepayment of fixed charter hires under a vessel operating agreement dated 4 January 2007 entered into between China Fishery's wholly-owned subsidiary, China Fisheries International Limited, Perun Limited and Alatir Limited; and

(ii) the balance will be used as working capital.

EFFECT OF PLACEMENT

When completed, the Placement will increase the existing issued share capital of the China Fishery from 362,040,000 ordinary shares of US$0.10 each ("**China Fishery Shares**") to 391,040,000 China Fishery Shares.

For illustration purposes only, the financial effects of the proposed Placement on the net tangible assets ("**NTA**") of the China Fishery group, based on the unaudited financial statements of the China Fishery group as at 30 September 2006, would have been as follows:

	As at 30 September 2006	After completion of the proposed Placement
NTA *(US$'000)*	103,163	176,601
Issued share capital	362,040,000	391,040,000
NTA per share *(US$)*	0.28	0.45

UNDERTAKINGS

Pursuant to the Placement Agreement, China Fishery has undertaken with the Placement Agents that, subject to the written consent of the Placement Agents (such consent not to be unreasonably withheld), it will not, for a period commencing from the date of Placement Agreement to 90 days from the Completion Date (as defined in the Placement Agreement) (the "**Restricted Period**"), issue, allot, grant, offer, sell, contract to sell, pledge or otherwise dispose of, either conditionally or unconditionally, or directly or indirectly, or otherwise (or publicly announce any such issuance, allotment, grant, offer, sale or disposal) securities issued by China Fishery and having a maturity of more than one year from the date of issue, China Fishery Shares, convertible securities or any security or financial product whose value is determined directly or indirectly by reference to the price of the China Fishery Shares, including equity swaps, forward sales and options representing the right to receive any China Fishery Shares or enter into any agreement, transaction or arrangement with a similar effect during the Restricted Period.

Super Investment Limited ("**Super Investment**") has also given an undertaking on 24 January 2007, for a period commencing from the date of such undertaking to 90 days from the Completion Date (as defined in the Placement Agreement) (the "**SI Restricted Period**"), without the prior written consent of the Placement Agents (such consent not to be unreasonably withheld, it will not issue, offer, sell, contract to sell, pledge or otherwise dispose of, either conditionally or unconditionally, or directly or indirectly, or otherwise (or publicly announce any such issuance, offer, sale or disposal) securities issued by China Fishery and having a maturity of more than one year from the date of issue, China Fishery Shares, convertible securities or any security or financial product whose value is determined directly or indirectly by reference to the price of the China Fishery Shares, including equity swaps, forward sales and options representing the right to receive any China Fishery Shares or enter into any agreement, transaction or arrangement with a similar effect during the SI Restricted Period.

Super Investment is the controlling shareholder of China Fishery which holds directly (or through nominees) or indirectly through companies controlled by it or their subsidiaries (or through their nominees) 305,040,000 China Fishery Shares representing approximately 84.26 per cent. of the existing issued share capital of China Fishery as at the date of the undertaking.

None of the Placement Shares will be placed with any person or groups of persons prohibited by the SGX-ST as set out under Rule 812(1) of the SGX-ST New Listing Manual.

Save for the undertakings given by Super Investment disclosed above, none of the Directors, and as far as the Directors are aware, none of the substantial shareholders of the Company has any interest, direct or indirect, in the Placement.

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

By order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 24 January 2007

As at the date of this announcement, the executive directors of the Company are Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Lew V. Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：1174)

建議配售太平洋恩利國際控股有限公司附屬公司股本中最多29,000,000股每股面值0.10美元之新普通股

本公佈乃由本公司根據上市規則第13.09條作出。

本公司董事(「**董事**」)欣然宣佈，本公司附屬公司中漁集團有限公司(「**中漁**」)於二零零七年一月二十四日與Cazenove & Co. (Singapore) Pte. Limited(「**Cazenove**」)及香港上海滙豐銀行有限公司(「**滙豐**」)(統稱「**配售代理**」)訂立配售協議(「**配售協議**」)。配售代理已同意認購及支付及／或促使認購人認購及支付中漁股本中合共29,000,000股每股面值0.10美元之新普通股(「**配售股份**」)，價格為每股配售股份3.98新加坡元(「**配售事項**」)。

配售股份於已發行及繳足時將於所有方面與中漁現有之普通股享有同等地位，惟該等配售股份不能獲取記錄日期為發行配售股份日期前之任何配額、分派、股息或權利(如有)。

配售事項

根據配售協議之條款及條件，配售代理已同意認購及支付及／或促使認購人認購及支付中漁股本中合共29,000,000股配售股份，價格為每股配售股份3.98新加坡元(約20.17港元)，劃分如下：

配售代理	將認購之配售股份數目	總發行價之部份
Cazenove	17,400,000	69,252,000新加坡元
滙豐	11,600,000	46,168,000新加坡元
總計	29,000,000	115,420,000新加坡元

條件

配售事項須待(其中包括)獲得新加坡證券交易所有限公司(「**新交所**」)原則上批准配售股份於新交所主板上市及報價以及遵守有關批准所附帶之條件(如有)後，方告作實。中漁將於短期內就配售股份上市及報價向新交所遞交申請。

授權發行配售股份

配售股份將根據以中漁股東於二零零六年四月二十五日舉行之中漁股東週年大會(「**股東週年大會**」)上通過之普通決議案而授出之配發及發行股份一般授權發行及配發。於股東週年大會當日，配售股份佔中漁現有已發行股本約8.0%，及佔中漁經擴大已發行及繳足股本約7.4%。

配售股份

每股配售股份之發行價3.98新加坡元(約20.17港元)較中漁股份於二零零七年一月二十四日上午九時正至下午五時正所進行買賣之加權平均價4.23新加坡元(約21.43港元)折讓5.9%。

配售股份於已發行及繳足時將於所有方面與現有股份享有同等地位，惟該等配售股份不能獲取記錄日期為發行配售股份日期前之任何配額、分派、股息或權利(如有)。

所得款項用途

估計於扣除有關配售事項之開支後，配售事項之所得款項淨額為113,100,000新加坡元(約572,800,000港元)，中漁擬按以下方式動用所得款項淨額：

(i) 約62,000,000新加坡元(約314,000,000港元)將應用於預付根據中漁全資附屬公司中漁國際有限公司與Perun Limited及Alatir Limited於二零零七年一月四日訂立之船舶經營協議之定額租用費；及

(ii) 餘額將用作營運資金。

配售事項之影響

配售事項將於完成時將中漁之現有已發行股本由362,040,000股每股面值0.10美元之普通股(「**中漁股份**」)增加至391,040,000股中漁股份。

僅供說明之用，根據中漁集團於二零零六年九月三十日之未經審核財務報表，建議配售事項對中漁集團有形資產淨值(「**有形資產淨值**」)之財務影響將如下：

	於二零零六年九月三十日	於建議配售事項完成後
有形資產淨值(千美元)	103,163	176,601
已發行股本	362,040,000	391,040,000
每股有形資產淨值(美元)	0.28	0.45

承諾

根據配售協議，中漁已向配售代理承諾，除非獲配售代理之書面同意(有關同意將不會不合理撤回)，不論於有條件或無條件之情況下，其將不會於配售協議日期起至完成日期(定義見配售協議)起計90天期間(「**受限制期間**」)內直接或間接或以其他方式發行、配發、授出、提呈、銷售、訂立合約銷售、質押或以其他方式出售(或公開宣佈發行、配發、授出、提呈、銷售或出售)由中漁發行而期限超過發行中漁股份日期起計一年之證券、股份、中漁股份換股證券或任何證券或金融產品、有關證券、股份、可換股證券或任何證券或金融產品之價值乃直接或間接參考股價格而釐定，包括股權交換、遠期銷售及附帶權利於受限制期間收取任何中漁股份或訂立任何協議、交易或安排達到類似效果之期權。

Super Investment Limited(「**Super Investment**」)同時於二零零七年一月二十四日承諾，於承諾日期起計至完成日期(定義見配售協議)起計90天期間(「**SI受限制期間**」)內，未經配售代理之事先書面同意(有關同意將不會不合理撤回)，不論於有條件或無條件之情況下，其將不會直接或間接或以其他方式發行、提呈、銷售、訂立合約銷售、質押或以其他方式出售(或公開宣佈發行、提呈、銷售或出售)由中漁發行而期限超過發行中漁股份日期起計一年之證券、股份、可換股證券或任何證券或金融產品、有關證券、股份、可換股證券或任何證券或金融產品之價值乃直接或間接參考中漁股份價格而釐定，包括股權交換、遠期銷售及附帶權利於SI受限制期間收取任何中漁股份或訂立任何協議、交易或安排達到類似效果之期權。

Super Investment為中漁之控股股東，直接(或透過代名人)持有或透過由其控制之公司或彼等之附屬公司間接(或透過彼等之代名人)持有305,040,000股中漁股份，佔於承諾日期中漁現有已發行股本約84.26%。

概無配售股份將配發予根據新交所新上市手冊第812條所載新交所禁制之任何人士或多名人士。

除上文披露由Super Investment Limited提出之承諾外，各董事及(就董事所知)本公司主要股東概無於配售事項中直接或間接擁有任何權益。

本公佈乃根據上市規則第13.09條作出。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

香港，二零零七年一月二十四日

於本公佈日期，本公司之執行董事為黃裕翔先生、鄭麗英女士、黃裕佳先生、黃裕培先生、黃培圓女士及鄭乃銘先生，而本公司之獨立非執行董事則為劉嘉彥先生、郭琳廣先生及葉文俊先生。

* *僅供識別*

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 1174)

VESSEL OPERATING AGREEMENT OF A SUBSIDIARY OF PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED

This announcement is made by the Company pursuant to Rule 13.09 of the Listing Rules.

The directors of the Company are pleased to announce that China Fisheries International Limited ("**CFIL**"), a wholly-owned subsidiary of China Fishery Group Limited ("**China Fishery**") which is a subsidiary of the Company, entered into a vessel operating agreement (the "**Fourth VOA**") with Perun Limited ("**Perun**") on 24 January 2007.

The Fourth VOA was entered into in view of the successful operation of the existing vessel operating agreements of China Fishery, in place with Perun and Alatir Limited respectively.

The board of directors of the Company is pleased to announce that CFIL has entered into the Fourth VOA with Perun on 24 January 2007.

Perun has been mandated by separate vessel owning companies to arrange for the management and operation of six (6) supertrawlers (the "**Supertrawlers**" or "**Vessels**"). The Supertrawlers possess the necessary quotas and licences that allow them to operate in the North Pacific Ocean.

The Fourth VOA was entered into in view of the successful operation of China Fishery's existing vessel operating agreements in place with Perun and Alatir Limited, respectively.

Under the terms of the Fourth VOA, CFIL is entitled to operate the Supertrawlers for an employment period of five years (the "**Employment Period**") for each Supertrawler, commencing from the day a Vessel leaves port on its first voyage. If any of the Vessels has already commenced a voyage at the execution date of the Fourth VOA, the Employment Period in respect of that Vessel will be deemed to have commenced since the commencement of that voyage.

CFIL is entitled to all proceeds from the sale of fish derived from the operation of the Vessels during the Employment Period, and shall be responsible for all operating expenses incurred in the course of the operation of the Vessels, including but not limited to insurance, repairs, bunkers and crew wages.

In consideration of the arranging services by Perun, Perun will receive a fixed fee of US$12,000 (approximately HK$93,600) per day per Vessel (the "**Fixed Fee**") payable at the end of each month during the Employment Period. In addition, Perun will also be entitled to receive an annual variable fee equivalent to 20 per cent of the operating profit (after deduction of the Fixed Fee) attributable to CFIL derived from the employment of the Vessels. These fees are inclusive of all tax, duties and levies arising out of the Fourth VOA.

None of the directors of China Fishery and so far as the directors of China Fishery are aware, none of the controlling shareholders of China Fishery are interested in the transaction with Perun under the Fourth VOA.

The directors of China Fishery are of the view that the terms of the Fourth VOA are fair and reasonable and that entry into the Fourth VOA is in the best interests of China Fishery and its shareholders.

Through the Fourth VOA, China Fishery expects to yield further operational efficiencies as its supertrawler fleet size is increased to 23 and China Fishery will also have access to fishing quota which enables China Fishery to harvest not less than 270,000 tonnes of fish in the North Pacific Ocean for 2007. As stated in the announcement of China Fishery dated 4 January 2007, China Fishery harvested approximately 140,000 tonnes of fish from the same area for the year ended 31 December 2006.

China Fishery is in negotiations in relation to the acquisition of fishing companies and fishmeal processing plants in Peru, and the Company will keep shareholders informed of any developments.

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

By order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 24 January 2007

As at the date of this announcement, the executive directors of the Company are Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Lew V. Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

* *For identification purpose only*

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

（於百慕達註冊成立之有限公司）
（股份代號：1174）

太平洋恩利國際控股有限公司附屬公司
之船舶經營協議

本公佈乃由本公司根據上市規則第13.09條作出。

本公司董事欣然宣佈，其附屬公司中漁集團有限公司（「**中漁**」）之全資附屬公司中漁國際有限公司（「**中漁國際**」）於二零零七年一月二十四日與Perun Limited（「**Perun**」）訂立第四份船舶經營協議（「**第四份船舶經營協議**」）。

有見及中漁與Perun及Alatir Limited分別訂立之現有船舶經營協議運作成功，因而訂立第四份船舶經營協議。

本公司董事會欣然宣佈，中漁國際與Perun於二零零七年一月二十四日訂立第四份船舶經營協議。

Perun獲獨立船舶擁有公司委任，安排管理及經營六(6)艘大型拖網漁船（「**大型拖網漁船**」或「**船舶**」）。大型拖網漁船擁有所需配額及許可證，容許其於北太平洋運作。

有見及中漁與Perun及Alatir Limited分別訂立之現有船舶經營協議運作成功，因而訂立第四份船舶經營協議。

根據第四份船舶經營協議之條款，中漁國際有權自每艘船舶首次離港遠航之日起計五年徵用期內（「**徵用期**」）經營相關大型拖網漁船。倘任何船舶於第四份船舶經營協議簽立日期經已起航，該艘船舶之徵用期將被視作自起航日期起計算。

中漁國際有權獲得徵用期內藉經營船舶出售魚穫所得全部款項，並須承擔船舶運作產生之一切經營開支，包括但不限於保險、維修費、燃料及船員工資。

Perun有權就為每艘船舶安排服務收取每日12,000美元（約93,600港元）定額費用（「**定額費用**」），須於徵用期內每個月之月底支付。此外，Perun另有權收取可變更之年費，金額相當於中漁國際藉徵用船舶應佔經營溢利（扣除定額費用後）之20%。上述各項費用包括第四份船舶經營協議所產生一切稅項、關稅及徵稅。

各中漁董事及（據中漁董事所知）中漁控股股東概無於與Perun進行之第四份船舶經營協議項下交易擁有權益。

中漁董事認為，第四份船舶經營協議之條款屬公平合理，而訂立第四份船舶經營協議同時符合中漁及其股東最佳利益。

透過第四份船舶經營協議，中漁之大型拖網漁船隊伍規模將增至23艘；料可進一步提升營運效率，另獲得捕撈配額，可於二零零七年在北太平洋捕撈不少於270,000噸魚穫。誠如中漁於二零零七年一月四日之公佈所述，截至二零零六年十二月三十一日止年度，中漁於同區捕獲約140,000噸魚穫。

中漁現正就收購秘魯捕魚公司及魚粉加工廠進行磋商，本公司並會向股東交代任何進展。

本公佈乃根據上市規則第13.09條作出。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

香港，二零零七年一月二十四日

於本公佈日期，本公司之執行董事為黃裕翔先生、鄭鳳英女士、黃裕佳先生、黃裕培先生、黃培圓女士及鄭乃銘先生，而本公司之獨立非執行董事則為劉嘉彥先生、郭琳廣先生及葉文俊先生。

END